Exhibit 99.1

2005 Annual Report Financial Review and Supplementary Information creating value in the upstream oil and gas business

Management’s Discussion and Analysis	2
Consolidated Financial Statements	25
Supplementary Oil and Gas Information	54
Additional Information	59
Detailed Property Reviews	68
Directors and Executives	76
Corporate Information	77
Investor Information	78
Market Information	79
Advisory, Abbreviations and Definitions	79

Proven Strategy

Track Record

Future Growth

Talisman Energy Inc. is a large, international upstream oil and gas company. Talisman was established in 1992 and has its headquarters in Calgary, Alberta, Canada.

The Company’s objective is value creation for its shareholders with a target of 5-10% annual production per share growth.

Talisman’s production in 2005 came from North America (44%), the North Sea (33%), Southeast Asia and Australia (18%) and other areas (5%). Approximately 53% of Talisman’s production is high quality crude oil and liquids and 47% natural gas.

The Company is focusing on larger, deep gas opportunities in North America and large international oil prospects, a strategy which it believes will generate a combination of higher organic growth rates and better economic returns than its peer group.

Talisman is listed on both the Toronto and New York stock exchanges under the symbol TLM. Talisman is also part of the S&P/TSX 60 index. The Company had an enterprise value (share value and debt) of approximately $27 billion with 366 million shares outstanding at year end.

Talisman is committed to conducting its business in an ethically, socially and environmentally responsible manner and is a participant in the United Nations Global Compact, a voluntary initiative that brings together companies, governments, civil society and other groups to advance human rights, labour and environmental principles. We encourage all Talisman stakeholders to read our 2005 Corporate Responsibility Report.

Readers are referred to the advisories, definitions and abbreviations at the back of this Annual Report Financial Review. Talisman Energy Inc.’s subsidiaries conduct business in various parts of the world. For ease of reference, the terms “Talisman” and “Company” are used in this Annual Report Financial Review to refer collectively to Talisman Energy Inc., its direct and indirect subsidiaries and partnership interests held by Talisman Energy Inc. and its subsidiaries, unless the context indicates otherwise. References to production, reserves, acreage and drilling are gross numbers unless otherwise indicated.

This 2005 Annual Report Financial Review provides the Company’s detailed Management’s Discussion and Analysis, Audited Consolidated Financial Statements and Notes, Supplementary Information, Additional Information and Detailed Property Reviews. The 2005 Annual Report Summary contains an overview of Talisman’s financial and operating results, core areas and investor information and can be obtained from the Company or viewed online at www.talisman-energy.com.

Front Cover Picture of the Talisman operated South Angsi production platform and storage vessel in Malaysia. The oilfield came onstream in August 2005, and was producing approximately 17,000 bbls/d net to Talisman at year end.

MANAGEMENT’S DISCUSSION AND ANALYSIS

(March 13, 2006)

2	Highlights
3	Talisman’s Performance Highlights in 2005
3	2006 Outlook Summary
3	2005 Variances
4	Corporate Results Review
	4	Revenue
	4	Production
	5	Commodity Prices
	5	Royalties
	6	Operating Expenses and Unit Operating Costs
	7	Transportation Expenses
	7	Depreciation, Depletion and Amortization Expense
	8	Dry Hole Expense
	8	Exploration Expense
	8	Corporate and Other
• Stock-based Compensation
	9	Income Taxes
	9	Capital Spending
	10	Reserves Replacement
	10	Liquidity and Capital Resources
	11	Commitments and Off Balance Sheet Arrangements
	12	Derivative Financial Instruments and Commodity Sales Contracts
12	Segmented Results Review
14	Summary of Quarterly Results
15	Application of Critical Accounting Policies and the Use of Estimates
17	New Canadian Accounting Pronouncements
18	Outlook for 2006
20	Risks and Uncertainties
22	Disclosure Controls and Procedures
23	Advisories

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

25	Consolidated Financial Statements
25	Report of Management
26	Report of Independent Auditors
27	Consolidated Balance Sheets
28	Consolidated Statements of Income
28	Consolidated Statements of Retained Earnings
29	Consolidated Statements of Cash Flows
30	Notes to the Consolidated Financial Statements

54	Supplementary Oil and Gas Information
54	Results of Operations from Oil and Gas Activities
55	Capitalized Costs Related to Oil and Gas Activities
55	Costs Incurred in Oil and Gas Activities
56	Standardized Measure of Discounted Future Net Cash Flows from Proved Reserves
58	Continuity of Net Proved Reserves

59	Additional Information
59	Historical Financial Summary
60	Consolidated Financial Ratios
60	Ratios and Key Indicators
61	Historical Operations Summary
62	Product Netbacks – gross
63	Net Production (after royalties)
64	Product Netbacks (after royalties)
65	Historical Gross Proved Reserves
66	Probable Reserves
67	Continuity of Gross Proved Reserves

68	Detailed Property Reviews
68	2005 Landholdings
69	2005 Drilling
69	Five-Year Drilling Results
70	Property Review

76	Directors and Executives

77	Corporate Information

78	Investor Information

79	Market Information

79	Advisories

80	Abbreviations and Definitions

Management’s Discussion and Analysis

March 13, 2006

HIGHLIGHTS

(millions of Canadian dollars unless otherwise stated)	2005	2004	2003

Net income (1)	1,561	654	976
Dividends	125	114	90
Per share (Canadian dollars)
Net income (1)	4.24	1.71	2.53
Dividends	0.34	0.30	0.23
Production (mboe/d)	470	438	398
Production per share (boe/share)	0.47	0.42	0.38
Average sales price ($/boe)	56.67	42.75	38.51
Gross sales	9,554	6,874	5,610
Operating costs ($/boe)	8.41	7.26	6.98
DD&A, exploration and dry hole expense	2,359	2,199	1,899
Cash provided by operating activities (1)	4,871	3,119	2.554
Exploration and development spending	3,179	2,538	2,180
Total assets	18,339	12,408	11,780
Total long-term debt (1)	4,263	2,457	2,595
Proved reserves additions (before acquisitions and divestitures) (mmboe)	203	265	143
Proved reserves (mmboe)	1,639	1,488	1,362
Reserves replacement ratio (2)	120%	166%	99%

(1)          Effective January 1, 2005 the Company retroactively adopted certain changes to the Canadian Institute of Chartered Accountants (“CICA”) accounting standard for financial instruments. These changes to this standard require that the Company’s preferred securities, all of which were redeemed in 2004, be treated as debt rather than equity. Prior years’ amounts have been restated accordingly. See note 2 to the Consolidated Financial Statements.

(2)          See the MD&A section entitled Reserves Replacement for method of calculation.

This Management’s Discussion and Analysis (MD&A) dated March 13, 2006, should be read in conjunction with the Consolidated Financial Statements of the Company. The Company’s Consolidated Financial Statements and the financial data included in the MD&A have been prepared in accordance with accounting principles generally                                  accepted in Canada. A summary of the differences between accounting principles generally accepted in Canada (Canadian GAAP) and those generally accepted in the United States (US GAAP) is contained in note 21 to the Consolidated Financial Statements.

Talisman follows the successful efforts method to account for oil and gas exploration and development costs, as described in the Application of Critical Accounting Policies and the Use of Estimates section of this MD&A. The alternative method of accounting for oil and gas exploration and development costs is the full cost method. The differences between the full cost and successful efforts methods of accounting make it difficult to compare net income between companies that use different methods of accounting.

Unless otherwise stated, references to production and reserves represent Talisman’s working interest share (including royalty interests and net profits interests) before deduction of royalties. Throughout this MD&A, the calculation of barrels of oil equivalent (boe) is calculated at a conversion rate of six thousand cubic feet (mcf) of natural gas for one barrel of oil and is based on an energy equivalence conversion method. Boe’s may be misleading, particularly if used in isolation. A boe conversion ratio of 6 mcf:1 bbl is based on an energy equivalence conversion method primarily applicable at the burner tip and does not necessarily represent a value equivalence at the wellhead.

Dollar amounts included in the MD&A are expressed in Canadian dollars unless otherwise indicated. All comparative percentages are between the years ended December 31, 2005 and December 31, 2004, unless stated otherwise.

Talisman Energy Inc’s subsidiaries conduct business in various parts of the world. Talisman Energy Inc.’s financial statements are prepared on a consolidated basis. For ease of reference, throughout this MD&A the terms “Talisman” and the “Company” are used to refer collectively to Talisman Energy Inc., its direct and indirect subsidiaries and partnership interests held by Talisman Energy Inc. and its subsidiaries, unless the context indicates otherwise.

Information relating to changes in the Company’s reporting segments in 2005 and 2006 is included in the section entitled Segmented Results Review of this MD&A.

Additional information relating to the Company, including the Company’s Annual Information Form, can be found on the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com. The Company’s annual report on Form 40-F may be found in the EDGAR database at www.sec.gov.

Talisman’s Performance Highlights in 2005

In 2005, production averaged a record 470 mboe/d (7% higher than 2004), with the Company exiting the year producing 543 mboe/d in December. Net income for the year was a record $1.6 billion ($4.24/share), 139% higher than 2004. In 2005, the increase in net income was due to higher oil and natural gas prices, increased production and decreases in both hedging losses and dry hole expenses, partially offset by the impact of the stronger Canadian dollar in relation to its US counterpart and increases in royalties, operating expenses, DD&A, stock-based compensation and taxes.

During 2005, nine million shares were repurchased at an average price of $39.01/share, long term debt increased to $4.26 billion with the acquisition of Paladin Resources plc (now Paladin Resources Limited and referred to as “Paladin”) and the Company increased its semi-annual dividend rate by 13.3% to $0.17/share.

The consolidation of the Paladin assets occurred on November 18, 2005, producing approximately 45 mboe/d from that date forward. The acquisition was completed in January 2006.

Operational highlights for the year included the completion of the offshore South Angsi oilfield development in Block PM 305 in Malaysia, the exploration discoveries near the Ross and Balmoral fields in the North Sea, ongoing development of the Tweedsmuir fields and drilling successes in the northern Alberta Foothills.

In 2005, production per share increased 11% over the previous year. Talisman spent $3.2 billion on exploration and development activities and participated in drilling 722 successful wells in 2005. During 2004 and 2003, production averaged 438 mboe/d and 398 mboe/d, respectively. Excluding Sudan operations, production averaged 385 mboe/d in 2003.

In 2005, Talisman added 203 mmboe of proved reserves, before acquisitions and dispositions, replacing 120% of production. Including acquisition and disposition activity, the Company added 320 mmboe of proved reserves, replacing 189% of production.

2006 OUTLOOK SUMMARY

Talisman anticipates 2006 production growth of approximately 10 – 16%. Additional discussion of management’s estimates and assumptions for 2006 can be found in the MD&A section entitled Outlook for 2006.

•                  Production is expected to average 515,000 – 545,000 boe/d, prior to planned acquisitions or dispositions.

•                  Production increases are expected in most of the Company’s geographic segments with the majority coming from international projects.

•                  Exploration and development spending is expected to be $4.4 billion (including $2 billion in North America and $1.6 billion in the North Sea).

•                  The Tweedsmuir and Tweedsmuir South fields in the UK sector of the North Sea are expected to start production towards the end of the first quarter of 2007 (adding approximately 45,000 boe/d from that point forward).

•                  Long-term debt is expected to decrease to approximately $3.6 – $4 billion through the application of excess cash from operating activities.

2005 VARIANCES

Net Income

(millions of dollars)
2004 Net income (1)	654
Favourable (unfavourable)
Cash items variance
Oil and liquids volumes	243
Oil and liquids prices	1,800
Oil and liquids foreign exchange price impact	(426)
Natural gas volumes	134
Natural gas prices	1,223
Natural gas foreign exchange price impact	(294)
Hedging – Commodities	403
Royalties	(471)
Other revenue	80
Operating expense	(261)
Transportation expense	(14)
Interest expense	7
Current taxes (including Petroleum Revenue Tax)	(605)
General and administrative	(18)
Stock-based compensation payments	(71)
Other	26
Total cash items variance	1,756
Non-cash items
Depreciation, depletion and amortization expense	(193)
Dry hole expense	70
Exploration expense	(37)
Future taxes (including Petroleum Revenue Tax)	(322)
Stock-based compensation (non-cash)	(391)
Other	24
Total non-cash items variance	(849)
2005 Net income	1,561

(1)          Effective January 1, 2005, the Company retroactively adopted certain changes to the CICA accounting standard for financial instruments. These changes to this standard require that the Company’s preferred securities, all of which were redeemed in 2004, be treated as debt rather than equity. Prior years’ amounts have been restated accordingly. See note 2 to the Consolidated Financial Statements.

The significant variances from 2004 as summarized in the net income variance table are:

•                  Higher commodity prices and increased production more than offset the impact of the strengthening Canadian dollar and higher royalties.

•                  Reduced hedging losses, as a result of reduced hedging activity, in spite of increased commodity prices.

•                  Operating expense increased with a change in the production mix, additional volumes, maintenance and well workovers.

•                  Current taxes rose as a result of increased commodity prices and higher production and a greater proportion of taxable income in higher tax jurisdictions.

•                  Cash stock-based compensation payments increased by $71 million.

•                  Depreciation, depletion and amortization (“DD&A”) expense increased $193 million largely due to higher worldwide production and increased costs in North America.

•                  The non-cash portion of the stock-based compensation expense increased by $391 million (before tax) due to a 90% increase in Talisman’s share price.

CORPORATE RESULTS REVIEW

Revenue

Revenues from oil, liquids and natural gas sales in 2005 were $9.6 billion, up 39% over last year, due to higher oil and liquids prices ($1,374 million), natural gas prices ($929 million), oil and liquids volumes ($243 million) and natural gas volumes ($134 million). As a result of decreased hedging activity, hedging losses in 2005 were $403 million less than in 2004.

Daily Production Volumes

	2005	2004	2003

Oil and liquids (mbbls/d)
North America	56.3	57.4	59.6
North Sea (1)	132.7	121.9	113.1
Southeast Asia and Australia (1)	35.5	35.6	24.4
North Africa (1)	15.4	13.5	6.6
Trinidad and Tobago (1)	10.1	—	—
Sudan	—	—	13.0
	250.0	228.4	216.7
Natural gas (mmcf/d)
North America	915	885	864
North Sea (2)	120	114	109
Southeast Asia and Australia	284	260	117
	1,319	1,259	1,090
Total (mboe/d at 6:1)	470	438	398
Production per share (boe/share)	0.47	0.42	0.38

(1)          Includes unlifted oil volumes as at December 31, 2005 of 3,670 bbls/d, 1,004 bbls/d, 650 bbls/d and 175 bbls/d in the North Sea, Southeast Asia and Australia, North Africa and Trinidad and Tobago, respectively.

(2)          Includes gas acquired for injection and subsequent resale of 15 mmcf/d, 5 mmcf/d and 7 mmcf/d in 2005, 2004 and 2003, respectively.

Production

In 2005, production averaged a record 470 mboe/d, a 7% increase over last year’s average of 438 mboe/d. Production per share increased by 11%. Production in 2003, excluding Sudan, was 385 mboe/d.

Natural gas production in North America averaged 915 mmcf/d, an increase of 30 mmcf/d over 2004. This 3% production growth reflects Talisman’s drilling success. In 2005, 685 wells were drilled with a 97% success rate.

Significant production increases were recorded in Monkman, up 33 mmcf/d to 104 mmcf/d, Bigstone/Wild River, up 15 mmcf/d to 109 mmcf/d and Appalachia, which averaged 105 mmcf/d, up 16 mmcf/d. North America oil and liquids average production was 56,304 bbls/d during the year, down 2% from 2004 due to decline rates and the Company’s continued focus on natural gas.

Oil and liquids production in the North Sea in 2005 averaged 132,716 bbls/d, a 9% increase over 2004. During the fourth quarter of 2005, the Company acquired the Paladin assets, which added 4,082 boe/d for the full year 2005 and exploration assets including those in the UK Central North Sea and Norway. The Company also acquired a 70% interest in the Varg field producing assets in Norway, as well as additional exploration acreage.Talisman drilled 28 successful oil and gas wells, including successful programs at Clyde, Claymore, Tartan, Gyda and Varg. During the fourth quarter, production averaged 159,918 bbls/d, up 29% over the third quarter. North Sea natural gas production increased 6% to 120 mmcf/d. Production averaged 198mboe/d during December.

Southeast Asia and Australia produced 35,476 bbls/d of oil and liquids in 2005, relatively unchanged from 2004. During December, the average was 54,954 bbls/d. The Paladin acquisition added the SE Sumatra and the Offshore NW Java Blocks in Indonesia, which together averaged 5,326 bbls/d in December, and Australia properties, which averaged 5,846 bbls/d in the same month. Total production for the year in Malaysia/Vietnam increased to 28,000 bbls/d from 22,388 bbls/d the previous year. The South Angsi PM-305 field came onstream in mid-August of 2005, averaging 6,472 bbls/d for the year and 17,244 bbls/d in December. Indonesia oil and liquids production averaged 6,790 bbls/d, down 49% from 2004, due to the expiry of the Tanjung and Jambi production sharing contracts (PSCs). Australia averaged 686 bbls/d for the year.

Natural gas production in Southeast Asia and Australia increased 9% to 284 mmcf/d in 2005. In Malaysia/Vietnam, natural gas production from PM-3 CAA was 107 mmcf/d in 2005, down 11% from the previous year due to commercial constraints. Natural gas sales in Indonesia averaged 177 mmcf/d with higher demand for Corridor gas from Caltex and Singapore Power.

North Africa oil production averaged 15,377 bbls/d in 2005, up 14% from 13,537 bbls/d in 2004, when operational issues reduced production at the Greater MLN facilities in Algeria. The Paladin acquisition during the fourth quarter added producing properties in Tunisia, which averaged 116 bbls/d for the year. During the month of December, production averaged 17,207 bbls/d, including 991 bbls/d from Tunisia.

Trinidad and Tobago averaged 10,111 bbls/d in 2005, with first oil in January.

In the Company’s international operations, produced oil is frequently stored in tanks until there is sufficient volume to be lifted and sold to third parties. The continued growth of Talisman’s international operations, combined with the rise in oil prices, has increased the value of unlifted oil volumes as at December 31, 2005. Accordingly, the Company has changed its practice for recording revenue. Unlifted oil volumes are now recorded as inventory, at cost. Had this change not been initiated, net income in 2005 would have been $43 million higher, $21 million of which relates to prior years. These volumes have been separately identified in footnote 1 to the Daily Production Volumes table above.

Commodity Prices (1)

	2005	2004	2003

Oil and liquids ($/bbl)
North America	52.62	42.11	35.78
North Sea	64.78	48.29	39.72
Southeast Asia and Australia	68.79	51.29	41.35
North Africa	66.71	51.17	39.01
Trinidad and Tobago	63.40	—	—
Sudan	—	—	43.89
	62.78	47.45	39.09
Natural gas ($/mcf)
North America	9.05	6.83	6.58
North Sea	7.08	5.55	4.77
Southeast Asia and Australia	6.40	4.74	5.72
	8.30	6.28	6.30
Company $/boe (6 mcf:1 boe)	56.67	42.75	38.51
Hedging loss excluded from the above prices
Oil and liquids ($/bbl)	0.85	5.42	2.05
Natural gas ($/mcf)	—	0.07	0.08
Total $/boe (6mcf:1boe)	0.46	3.02	1.34
Benchmark prices
WTI (US$/bbl)	56.70	41.40	30.99
Dated Brent (US$/bbl)	54.52	38.22	28.83
NYMEX (US$/mmbtu)	8.55	6.09	5.44
AECO (C$/gj)	8.04	6.44	6.35
US$/C$ exchange rate	0.83	0.77	0.71
C$/Pound sterling exchange rate	2.21	2.38	2.29

(1)          Prices exclude gains or losses related to hedging activities and do not include synthetic oil.

World oil prices continued to reach new record levels during 2005, with WTI averaging US$56.70/bbl, up 37% over the 2004 WTI average of US$41.40/bbl. North American natural gas prices increased 40% over 2004 with NYMEX gas prices averaging US$8.55/mmbtu.

More than 90% of the Company’s revenues are either received in US dollars or are closely referenced to US dollars. The Company converts these revenues to Canadian dollars for reporting purposes. The 7% strengthening of the Canadian dollar against the US dollar reduced Talisman’s reported oil and liquids price by $4.65/bbl to $62.78/bbl, a 32% increase over 2004, compared to the 37% increase in WTI (from US$41.40 in 2004 to US$56.70 during 2005). Talisman’s North America oil and liquids price averaged $52.62/bbl, up 25% from last year. The Company’s North Sea oil and liquids price averaged $64.78/bbl, up 34% over 2004. The Company’s Southeast Asia and Australia oil and liquids price averaged $68.79/bbl, up 34% over 2004. The Company’s North Africa oil price averaged $66.71/bbl, up 30% over 2004, as the price was impacted by the timing of production liftings.

Talisman’s average natural gas price in North America increased 33% to $9.05/mcf. The strengthening of the Canadian dollar during 2005 reduced Talisman’s reported North America natural gas price by $0.66/mcf. The Company’s North Sea natural gas price increased 28% to $7.08/mcf.

The Company’s natural gas price in Southeast Asia and Australia averaged $6.40/mcf, up 35% from 2004. Sales from Malaysia/Vietnam, where prices are referenced to the Singapore fuel oil spot market, averaged $4.13/mcf in 2005. Gas production from Malaysia/Vietnam accounted for 38% of Southeast Asia and Australia gas production during the year, down from 46% in 2004. A large portion of Corridor gas production, representing approximately 59% of the Company’s 2005 gas sales in Southeast Asia and Australia, is exchanged for Duri crude oil on an energy equivalence basis and is sold offshore with payment in US dollars and averaged $8.11/mcf.

The Company’s average sales prices are before a net oil hedging loss of $77 million or $0.85/bbl ($0.46/boe). The physical and financial commodity price contracts outstanding at year end are disclosed in notes 11 and 12 to the Consolidated Financial Statements with additional discussion in the MD&A section entitled Derivative Financial Instruments and Commodity Sales Contracts. Additional discussion of the expected impact of commodity price contracts on the Company’s 2006 results can be found in the Outlook for 2006 section of this MD&A. The Company’s accounting policy with respect to derivative financial instruments and commodity contracts is disclosed in note 1(k) to the Consolidated Financial Statements.

Royalties(1)

	2005		2004		2003
	Rates (%)	$millions	Rates (%)	$millions	Rates (%)	$millions

Oil and liquids
North America	21	214	20	174	21	155
North Sea	1	35	1	19	—	(3)
Southeast Asia and Australia	40	351	41	277	39	143
North Africa	39	135	38	97	49	46
Trinidad and Tobago	15	35	—	—	—	—
Sudan	—	—	—	—	46	97
	14	770	14	567	14	438

Natural gas
North America	20	602	19	425	21	432
North Sea	7	21	8	18	6	11
Southeast Asia and Australia	30	202	25	114	5	13
	21	825	19	557	18	456
	17	1,595	16	1,124	16	894

(1) Royalty rates do not include synthetic oil.

The consolidated royalty expense in 2005 was $1,595 million (17%), an increase of $471 million or 42% from $1,124 million (16%) in 2004, as a result of higher commodity prices, increased volumes and rate increases in Southeast Asia and Australia. The Company’s oil and liquids royalty rate remained constant at 14%, while the amount of royalties paid increased by 36% to $770 million. This increase is due primarily to a combination of higher prices, production increases in Southeast Asia and Australia and North Africa, and first oil production in Trinidad and Tobago. Natural gas royalties for 2005 increased 48% to $825 million due to increases in both volumes and rates in North America and Southeast Asia and Australia.

In North America, natural gas royalties increased 42% to $602 million, averaging 20%, up from 19% in 2004. This increase in expense reflects a 33% increase in realized unit prices coupled with a 3% increase in production.

In Southeast Asia and Australia, the natural gas royalty rate was 30%, up from 25% in 2004, as a result of the impact of the payout of cost recovery pools at Corridor in 2004. Under the terms of the Corridor PSC, after the Company has recovered its historical capital costs, the Government of Indonesia increases its share of production, which results in a higher royalty rate. Corridor’s natural gas royalty rate averaged 32% during 2005, compared to 29% in the prior year. The Southeast Asia and Australia royalty rate was also impacted by Malaysia/Vietnam volumes at a royalty rate of 24%. Under the terms of the PSC in Malaysia, 60% of gas production is available for cost recovery. The government receives 10% of production as royalty and the remaining 30% profit gas is split 50% to the government and 50% to the working interest owners. This results in a total royalty of 25%, which is combined with a 13% royalty rate in Vietnam for a blended rate of 24%. This royalty rate is expected to continue until the Malaysia gas cost pools are recovered in 2009, based on current forecasts of production and prices.

Oil and liquids royalties in Southeast Asia and Australia averaged 40% in 2005, compared to 41% in 2004. Total royalty expense increased 27% to $351 million as price increases, coupled with production increases in Malaysia/Vietnam, more than offset the impact of production decreases in Indonesia related to the expiry of the Jambi and Tanjung concessions. Malaysia/Vietnam royalties are tied to production, price and cost levels and reached 37% in 2005, up from 35% last year. Under the terms of the PSC in Malaysia, 50% of oil production is available for cost recovery. The government receives 10% of production as royalty and the remaining 40% profit oil is split with 70% going to the government and 30% to the working interest owners. This results in a royalty of 38%, which combined with an 18% royalty rate in Vietnam results in a blended rate of 37%. This royalty rate will continue to increase as the Malaysia oil cost pools are recovered. Based on current forecasts of production and prices, the rate is expected to increase to approximately 41% in 2006 and to 48% in 2007.

In North Africa, the royalty expense increased by 39% to $135 million as production increased 14% from last year, while the rate increased from 38% last year to 39% in 2005.

Under the terms of the Algeria PSC, Talisman is subject to a total government take of 51%, part of which is income tax, during the first five years of production. During the first four years of production, Talisman receives accelerated production entitlement. During the fifth year of the agreement, any accelerated production entitlement received by Talisman during the first four years in excess of 49% on a cumulative basis reverts to the government. Accordingly, during the first four years of production, Talisman records a deferred royalty expense and liability for any production entitlement received in excess of 49%. During 2005, Talisman recorded a drawdown of deferred Algerian royalties of $14 million, for a total of $18 million to date. In both 2005 and 2004, total taxes and royalties combined to average a rate of 51%.

In the North Sea, royalties increased for both oil and gas due to production and price increases as the rates remained relatively flat.

Operating Expenses and Unit Operating Costs

	2005		2004		2003
	$/bbl	$millions	$/bbl	$millions	$/bbl	$millions

Oil and liquids
North America	7.24	142	6.75	135	6.28	131
North Sea (1)	17.14	808	14.06	627	12.05	498
Southeast Asia and Australia	4.48	56	5.57	73	7.22	64
North Africa	4.52	24	3.51	17	5.07	12
Trinidad and Tobago	2.94	11	—	—	—	—
Sudan	—	—	—	—	3.73	18
	11.81	1,041	10.32	852	9.25	723

	$/mcf	$millions	$/mcf	$millions	$/mcf	$millions
Natural gas
North America	0.90	300	0.79	257	0.75	237
North Sea	0.82	36	0.55	23	0.37	14
Southeast Asia and Australia	0.30	31	0.27	25	0.50	22
	0.76	367	0.66	305	0.69	273
Company ($/boe)	8.41	1,408	7.26	1,157	6.98	973
Synthetic oil	30.36	30	20.67	23	22.63	22
Pipeline	—	21	—	18	—	21
	—	1,459	—	1,198	—	1,039

(1) During 2005, North Sea pipeline costs were reclassified to operating expenses. Prior years have been restated accordingly.

Total operating expenses for the Company during 2005 were $1.5 billion, 22% higher than last year, with the North Sea accounting for almost 75% of the $261 million year-over-year increase. On a per unit basis, oil and liquids costs increased 14% to $11.81/bbl and natural gas costs averaged $0.76/mcf, a 15% increase from 2004.

North America oil and liquids operating costs increased 5% during 2005 with increases in maintenance and well workovers. On a per unit basis, costs increased 7% to $7.24/bbl. Unit operating costs for natural gas increased 14% to $0.90/mcf with higher third party processing fees, maintenance and well workover costs partially offset by the lower unit operating costs ($0.23/mcf) in Appalachia.

In 2005, North Sea operating expenses were up $194 million or 30% over last year, due in part to acquisitions, partially offset by a 7% strengthening in the Canadian dollar against the pound sterling. These acquisitions resulted in increased operating expenses of $130 million. Unit operating costs averaged $15.54/boe which reflects increased repairs and maintenance costs related to unscheduled shutdowns at Ross/Blake, increased well workover costs, vessel lease costs, fuel, chemical and insurance costs. Costs in Norway reflect higher workover costs and the impact of acquired new production at Varg and Brage.

Southeast Asia and Australia unit operating costs decreased 13% to $2.94/boe, as increased production of lower unit cost volumes from Corridor and PM-305 in Malaysia replaced the higher unit cost volumes from the expired concessions in Tanjung and Jambi. Oil and liquids unit costs averaged $4.48/bbl, down 20% from the prior year. In Malaysia/Vietnam, unit costs averaged $2.81/bbl, a 34% increase from 2004, due to new production volumes from PM-305. Indonesia unit costs decreased 3%, to $11.12/bbl. Southeast Asia and Australia natural gas unit costs averaged $0.30/mcf, 11% more than 2004. In Indonesia, where gas sales represented 62% of the total for Southeast Asia and Australia versus 54% in 2004, unit costs decreased from $0.38/mcf to $0.32/mcf in 2005. Malaysia/Vietnam gas unit costs averaged $0.26/mcf as production for 2005 was 107 mmcf/d, down from 119 mmcf/d in 2004.

North Africa total operating costs in 2005 were $24 million, an increase of $7 million over the previous year. Unit operating costs averaged $4.52/bbl, up 29% from 2004 due to increased power and maintenance costs.

Trinidad and Tobago operating costs were $11 million or $2.94/bbl during 2005, the first year of production.

Transportation Expenses

	2005		2004		2003
	$/bbl	$millions	$/bbl	$millions	$/bbl	$millions

Oil and liquids
North America	0.50	10	0.49	10	0.48	10
North Sea	1.19	57	1.14	51	1.16	48
Southeast Asia and Australia	0.09	1	0.23	3	0.41	4
North Africa	1.65	9	1.76	9	1.77	4

	$/mcf		$/mcf		$/mcf
Natural gas
North America	0.19	65	0.20	66	0.21	67
North Sea	0.50	22	0.35	14	0.37	15
Southeast Asia and Australia	0.41	42	0.41	39	0.77	33
		206		192		181

During 2005, transportation expenses increased $14 million or 7% over 2004, primarily due to increased volumes and new volumes acquired at Gyda and Brage in the North Sea, where transportation expense averaged $1.49/mcf.

Depreciation, Depletion and Amortization Expense (includes accretion of ARO)

	2005		2004		2003
	$/boe	$millions	$/boe	$millions	$/boe	$millions

North America	12.42	946	10.47	785	9.26	688
North Sea	12.23	670	12.83	661	12.85	616
Southeast Asia and Australia	4.98	144	6.02	174	5.92	95
North Africa	6.80	36	5.99	30	6.99	17
Trinidad and Tobago	13.11	47	—	—	—	—
Sudan	—	—	—	—	3.98	19
	10.88	1,843	10.29	1,650	9.87	1,435

The Company’s 2005 DD&A expense increased $193 million or 12% to $1.8billion, with a per unit rate of $10.88/boe. DD&A rates in North America increased to $12.42/boe primarily due to higher drilling costs, increased capital expenditures on infrastructure projects as well as increased land amortization costs. The increase in rates combined with a 2% increase in boe production resulted in a 21% increase in the total DD&A expense to $946 million. In the North Sea, total expense increased 1% to $670 million, as the impact of an 8% increase in total boe production was partially offset by a decrease in the DD&A rates due to 2004 reserve additions and a weaker pound sterling relative to the Canadian dollar. Total DD&A expense for Southeast Asia and Australia decreased by $30 million or 17% as increased reserves in Malaysia/Vietnam and the expiry of the Tanjung concession lowered the per unit rate to $4.98/boe. This 17% rate reduction more than offset the impact of the 5% increase in boe production. Total DD&A expense for North Africa increased 20% to $36 million as a result of a 14% increase in production, which included an increased proportion of production from the higher rate MLN fields.

For additional information relating to DD&A, refer to the MD&A section entitled “Application of Critical Accounting Policies and Use of Estimates” and to notes 5 and 6 to the Consolidated Financial Statements.

Dry Hole Expense

(millions of dollars)	2005	2004	2003

North America	122	128	135
North Sea	53	109	69
Southeast Asia and Australia	11	25	9
North Africa	—	4	1
Trinidad and Tobago	21	12	—
Other (1)	34	33	37
	241	311	251

(1) In 2005, Other includes Colombia, Qatar and Peru.

During 2005, the Company incurred dry hole expenses of $241 million, $70 million lower than last year. In North America, dry hole expense was $122 million. In the North Sea, a total of seven wells were expensed for a total of $53 million. The Company also wrote off four wells in Malaysia/Vietnam, three in Trinidad and Tobago and five wells in the rest of the world.

Under the successful efforts method of accounting for oil and gas activities, the costs of unsuccessful and non-commercial exploration wells are written off to dry hole expense in the year such determination is made. Until such determination is made, the costs are included in non-depleted capital. At year end, $450 million of costs relating to exploration wells were included in non-depleted capital and not subject to DD&A pending final determination. The majority of the related wells were drilled in 2005, (2004 – $284 million; 2003 – $283 million).

Exploration Expense

(millions of dollars)	2005	2004	2003

North America	128	123	87
North Sea	53	28	21
Southeast Asia and Australia	40	20	17
Trinidad and Tobago	5	21	35
Other (1)	49	46	53
	275	238	213

(1) In 2005, Other includes Colombia, Peru, Qatar and Alaska.

Exploration expense consists of geological and geophysical costs, seismic, land lease rentals and indirect exploration expenses. These costs are expensed as incurred under the successful efforts method of accounting. The majority of the $37 million increase to $275 million relates to increased exploration activity in the North Sea, particularly in Norway, and in Southeast Asia and Australia.

Corporate and Other

(millions of dollars)	2005	2004(1)	2003(1)

G & A expense	201	183	152
Interest expense	166	173	178
Capitalized interest	19	13	24
Stock-based compensation	633	171	185
Other revenue	165	85	76
Other expense	39	89	16

(1)          Effective January 1, 2005, the Company retroactively adopted certain changes to the CICA accounting standard for financial instruments. These changes to this standard require that the Company’s preferred securities, all of which were redeemed in 2004, be treated as debt rather than equity. See note 2 to the Consolidated Financial Statements.

General and administrative (G&A) expense increased due to additional personnel, salary increases and administrative costs. On a unit basis, G&A was $1.17/boe (2004 – $1.14/boe; 2003 – $1.05/boe).

The sum of interest on long-term debt and capitalized interest remained relatively flat at $185 million during 2005. Interest capitalized in 2005 is associated with the Tweedsmuir development project in the North Sea, which is scheduled to come on production towards the end of the first quarter of 2007.

Other revenue includes pipeline and custom treating revenues of $141 million for 2005, compared to $73 million in 2004. Pipeline revenues in the North Sea increased $61 million due to higher sales of volumes acquired for injection and subsequent resale. Other expense during 2005 included property impairments in the North Sea of $31 million, the majority of which was associated with the North Saltire Property.

Stock-Based Compensation

Stock-based compensation expense relates to the appreciated value of the Company’s outstanding stock options and cash units at December 31, 2005. The Company’s stock-based compensation expense is based on the difference between the Company’s share price and its stock options, or cash units exercise price. As a result of record high share prices throughout the year, $633 million was expensed in 2005, of which $480 million was non-cash and $153 million cash. Over the course of the year, the average exercise price of all outstanding options increased from $19.58 per share to $26.14 per share, with a total of 21.5 million options outstanding at December 31, 2005. See note 8 to the Consolidated Financial Statements.

The Company’s stock option plans were amended during 2003 to provide employees and directors who hold stock options with the choice upon exercise to purchase a share of the Company at the stated exercise price or to receive a cash payment in exchange for surrendering the option. The cash payment is equal to the appreciated value of the stock option as determined based on the difference between the option’s exercise price and the Company’s share price approximately at the time of surrender. The cash payment alternative is expected to result in reduced shareholder dilution in the future as it is anticipated that most holders of the stock options (now and in the future) will elect to take a cash payment. Such cash payments made by the Company to stock option holders are deductible by the Company for income tax purposes, making these plans more cost effective.

Since the introduction of the cash feature, approximately 97% of options that have been exercised have been exercised for cash, resulting in reduced dilution of shares.

Additional stock-based compensation expense or recoveries in future periods is dependent on the movement of the Company’s share price and the number of outstanding options and cash units.

Income Taxes

The Company’s effective tax rate for 2005, after deducting Petroleum Revenue Tax (PRT), was 44% compared to 36% in 2004 and 15% in 2003. A number of events in the past three years have affected the Company’s effective tax rates, including the recent acquisitions of producing assets in Norway, tax rate reductions in Canada and the sale of the Company’s indirectly held interest in the Greater Nile Oil Project in Sudan in 2003.

Effective Income Tax Rate

(millions of dollars)	2005	2004(1)	2003(1)

Income before tax	2,984	1,150	1,244
Less PRT
Current	150	124	72
Future	39	5	20
	189	129	92
	2,795	1,021	1,152
Income tax expense/(recovery)
Current	1,058	478	229
Future	176	(111)	(53)
	1,234	367	176
Effective income tax rate (%)	44	36	15

(1)          Effective January 1, 2005, the Company retroactively adopted certain changes to the CICA accounting standard for financial instruments. These changes to this standard require that the Company’s preferred securities, all of which were redeemed in 2004, be treated as debt rather than equity. See note 2 to the Consolidated Financial Statements.

In 2005, future tax expense increased $287 million, to $176 million. In 2004, the Company recorded a future tax recovery of $50 million due to a reduction in Canadian federal and provincial tax rates, compared to a $160 million recovery of future taxes in 2003 for both Canadian rates.

A normalized effective tax rate after removing the impact of the Canadian tax rate changes, the tax on unrealized foreign exchange gains on foreign denominated debt and the impact of the gain on disposal of the Sudan operations would have been 42% in 2005, 38% in 2004 and 36% in 2003. The increase in the 2005 effective tax rate results in part from a higher proportion of income from jurisdictions with higher tax rates, e.g. Norway. Foreign exchange rate fluctuations over the past two years have resulted in taxes on gains related to inter-company loans and non-Canadian dollar denominated debt, for which there is no corresponding component of the unrealized gain reflected in income before taxes. See note 15 to the Consolidated Financial Statements for additional information on the Company’s income taxes.

Current income tax expense increased to $1,058 million in 2005, due primarily to higher commodity prices and volumes, which resulted in increases in current taxes of $222 million in Norway, $157 million in Southeast Asia and Australia, $67 million in the UK, $53 million in North America and $14 million in North Africa. In Trinidad and Tobago, production first came onstream during 2005 and current income tax expense was $64 million.

In December 2005, the UK government announced an income tax rate increase on petroleum profits from 40% to 50%, which the Company expects to be enacted during the second quarter of 2006 resulting in a one time non-cash “catch-up” expense estimated to be approximately $300 million.

The UK government levies PRT on North Sea fields, which received development approval before April 1993, based on gross profit after allowable deductions, including capital and operating expenditures. PRT, which is deductible for purposes of calculating corporate income tax, increased as a result of both higher prices and volumes on fields in the UK subject to PRT. In addition to the UK, PRT is levied in other countries, where $14 million was recorded during 2005.

Capital Spending(1), (3)

(millions of dollars)	2005	2004	2003

North America	1,763	1,500	1,580
North Sea	1,392	721	693
Southeast Asia and Australia	305	235	316
North Africa	27	8	34
Trinidad and Tobago	72	191	130
Other (2)	134	125	95
Corporate, IS and Administrative	28	26	38
	3,721	2,806	2,886

(1)          Includes expenditures for exploration, development and asset acquisitions net of dispositions, but excludes corporate acquisitions and the Sudan disposition in 2003.

(2)          In 2005, Other includes Colombia, Peru, Qatar and Alaska.

(3)          Includes interest costs, which are capitalized on major development projects until facilities are completed and ready for use.

Natural gas continues to be the focus of the Company’s capital investment activities in North America, supplemented by low risk oil projects. Of the $1.8 billion of capital spending in North America, $658 million related to exploration activities and development accounted for $951 million. The Company participated in 495 gas wells and 171 oil wells in North America and had a success rate of 97%. Exploration and development spending was concentrated in the predominantly gas producing core areas in the Alberta Foothills, Greater Arch, Deep Basin, Monkman/BC Foothills, Edson and Appalachia regions. In addition, the Company spent $154 million on property acquisitions, net of dispositions.

Total capital spending in the North Sea was $1.4 billion including $165 million for exploration, $867 million for development and $360 million for net property acquisitions. Development activity included the ongoing development of the Tweedsmuir project and drilling and recompletion activity within the Clyde, Tartan, Piper and Claymore fields. In addition, development expenditures were incurred in Norway on the Gyda and Varg fields. A total of 25 successful development wells were drilled during 2005 in the North Sea. Also, a total of three exploration wells were drilled including the 13/23b-5 well, adjacent to the Ross and Blake fields. During 2005, the Company completed a number of acquisitions, the most significant of which were Varg, Andrew and Brage. The corporate acquisition of Paladin during the fourth quarter of 2005 added producing assets in the UK, Norway and Denmark, as well as exploration acreage.

Malaysia/Vietnam accounted for $250 million of the $305 million of total capital spending in Southeast Asia and Australia, with the South Angsi field development in PM-305 and on-going PM-3 CAA development. Talisman participated in 10 successful development wells in Malaysia/Vietnam during 2005. In addition, six successful exploration wells were drilled in Malaysia/Vietnam. A total of $55 million was spent in Indonesia, primarily on the Suban phase 2 development to supply natural gas to West Java in 2007.

Capital spending in North Africa totaled $27 million in 2005, with Talisman participating in nine successful wells in Algeria and one in Tunisia.

In Trinidad and Tobago, a total of $72 million was spent primarily on Angostura development and the Eastern Block onshore exploration activity.

During 2005, the Company spent $49 million in Alaska on seismic and preparations for the 2006 drilling program. Talisman spent $24 million in Colombia on exploration drilling during 2005, as well as $20 million on exploration drilling in Peru and $14 million on seismic and exploration drilling in Qatar.

Information related to details and funding of the 2006 capital expenditures program is included in the Outlook for 2006 section of this MD&A.

Reserves Replacement

Talisman drilled 722 successful wells in 2005 and increased its total proved reserves by 10% to 1,639 mmboe at the end of 2005. The Company replaced 189% of conventional production from all sources and 120% before acquisitions and divestitures. Drilling related reserve additions totalled 203 mmboe. Talisman also acquired 117 mmboe of proved reserves. Talisman’s net proved reserves increased by 9% to 1,312 mmboe.

Proved oil and liquids reserves increased 19% to 736 mmbbls. Talisman added a total of 208 mmbbls from all sources, including 152 mmbbls in the North Sea, 34mmbbls in Southeast Asia and Australia, 12 mmbbls in North Africa and 10 mmbbls in North America. The majority (53%) of these reserves additions were through discoveries, additions, extensions and revisions. The North Sea (54%) and North America (24%) account for the majority of Talisman’s year end oil and liquids reserves. These are predominantly high quality crude oil and natural gas liquids. Talisman has virtually no heavy oil or bitumen reserves.

Talisman’s proved natural gas reserves increased by 4% in 2005, totaling 5.4 tcf at year end. Talisman’s North American natural gas reserves were 2.7 tcf at year end, up 3% from the previous year. In North America, the Company added 361 bcf through the drill bit (108% of production), minor net asset acquisitions (16 bcf) and upward revisions to existing reserves (29 bcf) offset by record natural gas production (334 bcf). These numbers include Fortuna’s natural gas reserves in the northeastern US, which totalled 142 bcf at year end, with the addition of 21 bcf through drilling activities.

Talisman’s proved international natural gas reserves at year end were 2.7 tcf and accounted for 50% of the Company’s total proved natural gas reserves, with Southeast Asia and Australia constituting 41% of total worldwide natural gas reserves.

Over the past three years, Talisman has added 611 mmboe of proved reserves through discoveries, additions and extensions (including revisions) and acquired 173 mmboe of proved reserves, net of dispositions (not including the impact of the sale of Talisman’s indirect interest in the Greater Nile Oil Project in Sudan). Approximately 80% of Talisman’s proved reserves have been independently evaluated over the past three years.

The reserves replacement ratio of 120% (before acquisitions) was calculated by dividing the sum of changes (revisions of estimates, improved recovery and discoveries) to estimated proved oil and gas reserves during 2005 by the Company’s 2005 conventional production. The reserves replacement ratio of 189% was calculated by dividing the sum of changes (revisions of estimates, improved recovery, discoveries, acquisitions and dispositions) to estimated proved oil and gas reserves during 2005 by the Company’s 2005 conventional production.

The Company’s management uses reserves replacement ratios, as described above, as an indicator of the Company’s ability to replenish annual production volumes and grow its reserves. It should be noted that a reserves replacement ratio is a statistical indicator that has limitations. As an annual measure, the ratio is limited because it typically varies widely, based on the extent and timing of new discoveries, project sanctioning and property acquisitions. Its predictive and comparative value is also limited for the same reasons. In addition, since the ratio does not include the cost, value or timing of future production of new reserves, it cannot be used as a measure of value creation.

Liquidity and Capital Resources

Talisman’s long-term debt at year end was $4.26 billion ($4.1 billion, net of cash), up from $2.5 billion at the end of last year. During 2005, the Company generated $4.9 billion of cash provided by operating activities and spent $3.2 billion on exploration and development and a net $3.1 billion on acquisitions. In addition, the Company repurchased nine million common shares and paid dividends of $125 million. At year end, the Company had not drawn against its available $1,345 million bank lines of credit. In addition, drawings to a total of $548 million are available in the form of letters of credit. In December 2005, the Company filed as part of a registration statement a debt shelf prospectus in the US under the Multi-Jurisdictional Disclosure System under which it may issue up to US$2 billion of debt securities in the US public debt market and simultaneously filed a medium term note shelf prospectus in Canada under which it may issue up to $1 billion of medium term note securities in the Canadian public debt market.

The Company repurchased 9,089,100 common shares under its normal course issuer bid (NCIB) during 2005 for a total of $355 million ($39.01/share). In March 2005, the Company renewed its NCIB to permit the purchase of up to 18,437,285 common shares, representing 5% of the total common shares outstanding at the time of the renewal. Of the total, 2,021,900 common shares were repurchased under the renewed NCIB. The NCIB expires in March 2006 and the Company has received Board of Directors’ approval to renew the NCIB for another year. This will allow the Company to repurchase up to 5% of the Company’s common shares outstanding at the time of renewal.

In May 2005, the Company completed a US$375 million offering of 5.125% notes due May 15, 2015 and a US$125 million offering of 5.75% notes due May 15, 2035. Interest on both notes is payable semi-annually in arrears on May 15 and November 15 of each year. Proceeds from the notes were used to repay amounts drawn on bank credit facilities. In order to hedge a portion of the fair value risk associated with the US$375 million 5.125% note due 2015, the Company entered into fixed to floating interest rate swap contracts with a total notional amount of US$300 million that expire on May 15, 2015. These swap contracts require Talisman to pay interest at a rate of three-month US$ LIBOR plus 0.433% while receiving payments of 5.125% semi-annually.

Subsequent to year end, Talisman issued long term debt under both the US and Canadian debt shelf prospectuses, completing a US$500 million offering of 5.85% notes due February 1, 2037 and a $350 million offering of 4.44% notes due January 27, 2011. Interest on both notes is payable semi annually. The $350 million offering was immediately swapped into US$304 million 5.054% debt. The proceeds from these note offerings were used to repay a portion of the amounts outstanding under the acquisition credit facility discussed below.

At December 31, 2005, the Company had current assets of $1.6 billion and current liabilities of $3 billion. Working capital movements are difficult to predict, but management does not anticipate a substantial change during 2006.

In connection with the funding of the acquisition of Paladin, the Company arranged a $2,605 million (£1,300 million), unsecured non-revolving credit facility (bridge financing facility). At December 31, 2005, $1,848 million was drawn on this facility. Subsequent to year end, and following the repayment of a portion of the credit facility with the proceeds of the note offerings completed in January 2006, the total borrowings under the bridge financing facility (which requires refinancing by October2006) were reduced to $990 million. This amount, along with any reductions in the 2005 year end working capital deficiency, is expected to be funded from excess cash provided by operating activities, draws on existing credit facilities or proceeds from net asset dispositions. Borrowings may be made in US dollars or pounds sterling in the form of bankers’ acceptances or LIBOR-based loans.

Two common share dividends were paid in 2005 for a total of $125 million (an aggregate of $0.34/share). The Company’s dividend is determined semi-annually by the Board of Directors. At year end, there were 366 million common shares outstanding, down from 375 million at December 31, 2004. As at February 28, 2006, there were 366 million common shares outstanding, as well as 20,845,591 stock options outstanding.

At the end of 2005, Talisman’s ratio of debt to cash provided by operating activities was 0.9:1 and its ratio of debt to debt plus equity was 43%.

For additional information regarding the Company’s liquidity and capital resources, refer to note 7 to the Consolidated Financial Statements. In addition, refer to the Sensitivities table included in the Outlook Section of this MD&A for possible 2006 impacts of various factors on the Company’s estimated 2006 net income and cash provided by operating activities.

Talisman’s investment grade senior unsecured long-term debt credit ratings from Dominion Bond Rating Service (DBRS), Moody’s Investor Service, Inc. (Moody’s) and Standard & Poor’s (S&P) are BBB (high), Baa1 (under review for downgrade) and BBB+ (with a negative outlook), respectively.

Commitments and Off Balance Sheet Arrangements

As part of its normal business, the Company has entered into arrangements and incurred obligations that will impact the Company’s future operations and liquidity, some of which are reflected as liabilities in the Consolidated Financial Statements at year end. The principal commitments of the Company are in the form of debt repayments; abandonment obligations; lease commitments relating to corporate offices and ocean-going vessels; firm commitments for gathering, processing and transmission services; minimum work commitments under various international agreements; other service contracts and fixed price commodity sales contracts.

Additional disclosure of the Company’s debt repayment obligations and significant commitments can be found in notes 7 and 12 to the Consolidated Financial Statements. A discussion of the Company’s derivative financial instruments and commodity sales contracts can be found in the next section of this MD&A.

The following table includes the Company’s expected future payment commitments as at December 31, 2005 and estimated timing of such payments.

			Payments due by period (1), (2) (millions of dollars)
Commitments	Recognized in financial statements	Total	Less than 1 year	1-3 years	4-5 years	6-10 years	11-15 years	After 15 years

Long-term debt	Yes – Liability	4,263	12	1,172	707	792	501	1,079
Abandonment obligations (3)	Yes – Partially accrued as liability	3,114	40	56	34	141	656	2,187
Office leases	Yes – Partially accrued as liability	207	28	48	44	86	1	—
Ocean-going vessel leases	No	124	59	20	12	30	3	—
Transportation and processing commitments	No	1,044	155	193	139	289	184	84
Minimum work commitments (4)	No	391	319	53	19	—	—	—
Other service contracts	No	1,043	311	590	116	21	5	—
Stock options and cash units (5)	Yes – Partially accrued as liability	840	627	213	—	—	—	—
Total		11,026	1,551	2,345	1,071	1,359	1,350	3,350

(1)          Payments exclude ongoing operating costs related to certain leases, interest on long-term debt and payments made to settle derivative contracts.

(2)          Payments denominated in foreign currencies have been translated at the December 31, 2005 exchange rate.

(3)          The abandonment obligation represents management’s probability weighted, undiscounted best estimate of the cost and timing of future dismantlement, site restoration and abandonment obligations based on engineering estimates and in accordance with existing legislation and industry practice.

(4)          Minimum work commitments include contracts awarded for capital projects and those commitments related to exploration or drilling obligations.

(5)          The liability for stock options and cash units recognized on the balance sheet is based on the Company’s year end stock price and the number of options and cash units outstanding, adjusted for vesting terms. The amount included in this table includes the full value of unvested options and cash units. Timing of payments is based on vesting and expiry. Actual payments are dependent on the Company’s stock price at the time of exercise.

Derivative Financial Instruments and Commodity Sales Contracts

The Company manages its exposure to fluctuations in foreign exchange rates, interest rates, electricity costs and commodity prices in part through the use of derivative financial instruments and commodity sales contracts. The accounting policy with respect to derivative financial instruments and commodity sales contracts is set out in note 1(k) to the Consolidated Financial Statements. Derivative financial instruments and commodity sales contracts outstanding at December 31, 2005, including their respective fair values, are detailed in notes 11 and 12 to the Consolidated Financial Statements.

During 2005, the Company had commodity price derivative financial instruments covering 6,000 bbls/d or 2% of the Company’s 2005 worldwide oil and liquids production. This resulted in a net decrease to recorded sales of $77 million (2004 – $480 million decrease; 2003 – $194 million decrease). During the fourth quarter of 2005, the Company entered into natural gas price derivative contracts and assumed various crude oil and natural gas derivative contracts as a result of the acquisition of Paladin. The fair value of derivative contracts acquired was a liability of $147 million. Virtually all of the acquired derivative contracts qualify for hedge accounting and, as such, subsequent unrealized changes in the fair value of these contracts are deferred and realized in income over the remaining term of the contracts. At December 31, 2005, the Company had outstanding commodity price derivative contracts that cover approximately 8,000 bbls/d (5%) of the Company’s anticipated 2006 North Sea oil and liquids production. An additional 68 mmcf/d (7%) of anticipated 2006 North American natural gas and 3 mmcf/d (2%) of North Sea gas production have been committed under fixed price commodity sales contracts. The Company’s outstanding commodity price derivative contracts have been designated as hedges of the Company’s anticipated future commodity sales. See notes 11 and 12 to the Consolidated Financial Statements for additional details regarding the contracts outstanding at year end.

In order to support the Company’s investments in natural gas projects outside North America and the North Sea, Talisman has entered into a number of long-term sales contracts. In conjunction with the PM-3 CAA development project, the Company has entered into a long-term firm supply contract for approximately 100 mmcf/d, at prices referenced to the Singapore fuel oil spot market. The majority of Talisman’s Corridor natural gas production in Indonesia is currently sold to Caltex under long-term sales agreements, with the majority of the natural gas sales exchanged for crude oil on an energy equivalent basis. The crude oil received from Caltex is then sold offshore. Sales to Singapore from Corridor are also under long-term sales agreements referenced to the spot price of fuel oil in Singapore. During 2004, the Company signed a long term contract to sell 2.3 tcf of Corridor natural gas to West Java, over a 17-year period with gas sales commencing in 2007, at a price of US$1.91/mcf, with no associated transportation costs. The Company’s share of sales will be approximately 810 bcf based on its 36% interest. The Company anticipates having sufficient production to meet all future delivery commitments.

Effective January 1, 2004, the Company’s US dollar cross currency and interest rate swap contracts were no longer designated as hedges of the £250 million Eurobond, which resulted in a revaluation of this debt and a deferred gain of $17 million which is being amortized over the period to 2009. The swap contracts were terminated in 2004 for net cash proceeds of $138 million and resulted in an additional gain of $15 million. The termination of these contracts did not accelerate recognition of the deferred gain into income.

In order to hedge a portion of the fair value risk associated with the US$375 million 5.125% notes due 2015, the Company entered into fixed to floating interest rate swap contracts with a total notional amount of US$300 million that expire on May 15, 2015. These swap contracts require Talisman to pay interest at a rate of three-month US$ LIBOR plus 0.433% while receiving payments of 5.125% semi-annually. These contracts have been designated as a hedge of the fair value of a portion (US$300 million) of the total US$375 million notes issued in May 2005.

In order to facilitate the exchange of the acquisition credit facility from pounds sterling into the Company’s functional currency (US$) the Company entered into forward contracts to buy UK pounds sterling (GBP) and sell US dollars. At December 31, 2005 foreign currency contracts were in place for £725 million at an average rate of 1.7543US/£. Subsequent to year end, additional contracts were executed and the amount outstanding under the acquisition facility (£938 million) was exchanged for US$1,646 million resulting in an average exchange rate of 1.7552.

As a result of the acquisition of Paladin, Talisman acquired a foreign exchange derivative contract to swap US$15.1 million to Norwegian Kroner (NOK) at a rate of 6.4475 NOK/US on March 31, 2006. The fair value of the contract acquired was less than $1 million and is not designated as a hedge and, therefore, is recorded at fair value.

The Company has established a system of internal controls to minimize risks associated with its derivatives program and credit risk associated with derivatives counterparties. The Board of Directors has authorized the Company to enter into commodity derivative agreements, which in aggregate do not exceed 40% of total estimated production. With the current high commodity prices and the Company’s strong balance sheet, management does not believe the capital expenditure program is under significant risk and has not actively renewed the derivatives program.

SEGMENTED RESULTS REVIEW

Talisman is an independent international upstream oil and gas company whose main business activities include exploration, development, production, transporting and marketing of crude oil, natural gas and natural gas liquids. Note 20 to the Consolidated Financial Statements provides segmented financial information that forms the basis for much of the following discussion and analysis. The Company’s operations in 2005 were conducted principally in five geographic segments: North America, the North Sea, Southeast Asia and Australia, North Africa and Trinidad and Tobago, where the Angostura field began production in January 2005. Beginning in the first quarter of 2006, changes will be made to the reporting segments as outlined in the Outlook for 2006 section of the MD&A. The segment entitled Southeast Asia and Australia includes Indonesia, Malaysia/Vietnam and Australia for the year ended December 31, 2005, but only Indonesia and Malaysia/Vietnam in both 2004 and 2003. Similarly, the segment entitled North Africa includes both Algeria and Tunisia for the year ended December 31, 2005, but only Algeria in both 2004 and 2003. Exploration is being advanced in other areas outside the principal geographic segments, including Alaska, Colombia, Qatar and Peru. The Company’s indirectly held interest in the Greater Nile Oil Project in Sudan was sold on March 12, 2003. The following is a brief summary of the financial results of each geographic segment. The Company’s pre-tax segmented income as discussed below is before corporate general and administration, interest, stock-based compensation, taxes and non-segmented foreign exchange gains and losses. Effective January 1, 2004, with the adoption of the new hedge accounting rules (see notes 1(k) and 11 to the Consolidated

Financial Statements) the Company allocates hedging gains and losses on the basis of the percentage of relative hedged production. More detailed analysis of the Company’s results can be found after this Segmented Results Review.

North America (excludes Alaska)

During 2005, the North America operations contributed $1.6 billion or 40% of the Company’s pre-tax segmented income of $4 billion, up 79% from $877 million (51% of $1.7 billion) in 2004. Gross sales in North America increased 33% to $4.1 billion due principally to higher commodity prices and natural gas production. North American production averaged 208,800 boe/d, up 2% over 2004, and represented 44% of the Company’s total production in 2005. Royalty expense increased 36% to $816 million due to higher commodity prices. North American operating expense increased 14% to $478 million due to increased natural gas volumes, higher processing fees, well workovers and maintenance costs. DD&A increased to $946 million, up from $785 million due to increased production, higher drilling costs, increased capital expenditures on infrastructure projects as well as increased land amortization costs. Total exploration and development spending for North America in 2005 was $1.6 billion, up 11% over 2004.

North Sea

The North Sea pre-tax segmented income increased to $1.6 billion and accounted for 40% of the Company’s pre-tax segmented income during 2005, up 226% from $486 million in 2004. North Sea gross sales increased 39% to $3.3 billion due primarily to higher prices and increased liquids production, resulting from acquisitions and development drilling. Production averaged 152,700 boe/d and represented 33% of the Company’s total production. This 8% increase in production also contributed to increases in operating expenses of $197 million and DD&A expense of $9 million. Royalty expense increased 51% to $56 million due to higher production and increased commodity prices. Dry hole expense decreased from $109 million to $53 million in 2005. Exploration and development spending for the North Sea was $1 billion, up 104% from 2004.

Southeast Asia and Australia

Southeast Asia and Australia contributed 16% ($649 million) to the Company’s pre-tax segmented income in 2005. Gross sales increased 36% to $1.5 billion with increased commodity prices and the startup of the PM 305 South Angsi field in Malaysia. Southeast Asia and Australia production averaged 82,800 boe/d, an increase of 5% over 2004 and represented 18% of the Company’s total production. Total operating expenses decreased 11% from 2004 to $87 million as a result of the increase in production mainly related to the low unit cost PM-3 CAA volumes, which offset the higher cost volumes from the Jambi and Tanjung concessions that expired in 2004 and early 2005. DD&A expense decreased 17% to $144 million as increased reserves in Malaysia/Vietnam and the expiry of the Tanjung concession lowered the per unit rate 17% to $4.98/boe. Capital spending for Southeast Asia and Australia was $305 million, up 20% from 2004.

North Africa

North Africa contributed 4% ($145 million, up 49% from 2004) to the Company’s pre-tax segmented income in 2005. Gross sales increased over 2004 by 37% to $349 million as the higher commodity prices combined with increased production. Production for 2005 averaged 15,400 bbls/d, up 14% over 2004, and represented 3% of the Company’s total production in 2005. Operating costs in 2005 increased 41% to $24 million as a result of higher power and maintenance costs. Capital spending for North Africa was $27 million, up $19 million from 2004 primarily related to the phase 2 expansion of the Greater MLN facilities.

Trinidad and Tobago

Trinidad and Tobago contributed 3% ($110 million) to the Company’s pre-tax segmented income in 2005, its first year of production. In 2005, gross sales were $229 million, production averaged 10,100 bbls/d, with operating and DD&A expenses at $11 million and $47 million, respectively. Capital spending for Trinidad and Tobago in 2005 was $72 million, down from $191 million the previous year when installation of producing field facilities was completed.

Other Exploration and Development

During 2005, the Company spent $134 million, the majority of which was in Alaska, Colombia, Peru and Qatar.

Summary of Quarterly Results

The following is a summary of quarterly results of the Company for the eight most recently completed quarters:

		Three months ended
(millions of Canadian dollars, unless otherwise stated)	Total Year	Dec. 31	Sept. 30	June 30	March 31

2005
Gross sales	9,554	2,891	2,606	2,080	1,977
Total revenue	8,047	2,433	2,189	1,748	1,677
Net income (1)	1,561	533	430	340	258
Net income available to common shareholders	1,561	533	430	340	258
Total assets	18,339	18,339	14,126	13,422	13,233
Total long-term liabilities	9,512	9,512	6,435	6,520	6,563
Capital expenditures
Exploration	1,084	358	273	216	237
Development	2,095	622	511	450	512
Per common share (dollars)
Net income (1)	4.24	1.45	1.17	0.93	0.70
Diluted net income(5)	4.14	1.42	1.14	0.91	0.68
Daily average production
Oil and liquids (bbls/d) (3)	249,984	292,039	242,884	228,977	235,492
Natural gas (mmcf/d) (4)	1,319	1,344	1,307	1,292	1,332
Total (mboe/d)	470	516	461	444	457

2004 (Restated (2))
Gross sales	6,874	1,828	1,788	1,705	1,553
Total revenue	5,355	1,402	1,355	1,337	1,261
Net income (1), (2)	654	121	122	193	218
Net income available to common shareholders (2)	654	121	122	193	218
Total assets	12,408	12,408	12,407	13,007	12,290
Total long-term liabilities	5,934	5,934	5,883	6,100	6,061
Capital expenditures
Exploration	952	250	280	200	222
Development	1,586	478	407	309	392
Per common share (dollars)
Net income (1), (2)	1.71	0.32	0.32	0.50	0.57
Diluted net income (2), (5)	1.68	0.31	0.31	0.50	0.56
Daily average production
Oil and liquids (bbls/d)	228,434	235,612	218,441	229,579	230,136
Natural gas (mmcf/d) (4)	1,259	1,292	1,263	1,244	1,236
Total (mboe/d)	438	451	429	437	436

(1)          Net income and net income before discontinued operations and extraordinary items are the same.

(2)          For 2004, net income available to common shareholders, net income per share and diluted net income per share have been restated to treat preferred securities as debt rather than equity. See note 2 to the Consolidated Financial Statements.

(3)          Includes unlifted oil volumes as at December 31, 2005 of 5,499 bbls/d.

(4)          Includes gas acquired for injection and subsequent resale of 15 mmcf/d in 2005, with 8 mmcf/d, 9 mmcf/d, 18 mmcf/d and 23 mmcf/d during each of the quarters ended March, June, September and December, respectively and 5 mmcf/d in 2004, with 8 mmcf/d, 8 mmcf/d, 3 mmcf/d and 3 mmcf/d during each of the quarters ended March, June, September and December, respectively.

(5)          Diluted net income per common share is calculated using the treasury stock method, which gives effect to the potential dilution that could occur if stock options were exercised in exchange for common shares. However, since inception of the Company’s Stock Appreciation Rights Plan, only approximately 3% of stock options have been exercised for common shares, therefore, the dilution was insignificant.

The following discussion highlights some of the more significant factors that impacted net income in the eight most recently completed quarters.

During the fourth quarter of 2005, gross sales rose by $285 million over the previous quarter due to increased natural gas prices in North America and increased production in the North Sea. Net income for the quarter increased by $103 million, as the increased revenue combined with reduced stock-based compensation charges to more than offset the impact of increases in operating, depreciation, depletion and amortization, royalty and tax expenses.

During the third quarter of 2005, higher commodity prices and production increased gross sales by $526 million. Net income for the quarter increased by $90 million, as the increased revenue more than offset the impact of increases in stock-based compensation, royalty and tax expenses.

In the second quarter of 2005, gross sales rose due to increased commodity prices, which were partially offset by reduced production. Net income increased in the quarter as increased revenue combined with reductions in stock-based compensation charges, transportation and other expenses more than offset the impact of increases in operating costs, royalties, taxes, dry hole costs and exploration expenses.

During the first quarter of 2005, gross sales rose over the last quarter of 2004, as a result of higher commodity prices, increased production and reduced hedging losses. Net income increased in the quarter as increased gross sales, combined with reductions in dry hole costs, exploration expenses, impairments, DD&A and General and Administrative Expense (“G&A”) to more than offset the impact of increases in stock-based compensation charges, royalties, operating costs and taxes.

During the fourth quarter of 2004, gross sales increased due to higher volumes and gas prices, which more than offset the impact of a stronger Canadian dollar and increased hedging losses. Net income remained relatively constant as reductions in stock-based compensation, operating expenses and dry hole costs were offset by increases in DD&A, impairments and G&A expenses as well as a loss on disposal of fixed assets.

In the third quarter of 2004, gross sales rose as the increase in oil prices more than offset the reduction in production, resulting from maintenance shutdowns. Net income in the third quarter declined from the previous quarter, as the increase in gross sales was more than offset by increases in hedging losses, dry hole costs, exploration expenses and current income taxes. In the first two quarters of 2004, gross sales continued to rise due to increases in both commodity prices and production, partially offset by increased hedging losses. These factors combined with the benefit of tax rate reductions to increase net income in the first quarter of 2004 over the last quarter of 2003. A higher charge for stock-based compensation and reduced tax rate reductions resulted in a drop in net income during the second quarter of 2004 from the previous quarter.

Application of Critical Accounting Policies and the Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect reported assets and liabilities, disclosures of contingencies and revenues and expenses. Management is also required to adopt accounting policies that require the use of significant estimates. Actual results could differ materially from those estimates. A summary of significant accounting policies adopted by Talisman can be found in note 1 to the Consolidated Financial Statements. In assisting the Company’s Audit Committee to fulfill its financial statement oversight role, management regularly meets with the Committee to review the Company’s significant accounting policies, estimates and any significant changes thereto, including those discussed below.

Management believes the most critical accounting policies, including judgments in their application, which may have an impact on the Company’s financial results relate to the accounting for property, plant and equipment, asset retirement obligation and goodwill. The rate at which the Company’s assets are depreciated or otherwise written off and the asset retirement liability provided for, with the associated accretion expensed to the income statement, are subject to a number of judgments about future events, many of which are beyond management’s control. Reserves recognition is central to much of the accounting for an oil and gas company as described below.

Reserves Recognition

Underpinning Talisman’s oil and gas assets and goodwill are its oil and gas reserves. Detailed rules and industry practice, to which Talisman adheres, have been developed to provide uniform reserves recognition criteria. However, the process of estimating oil and gas reserves is inherently judgmental. There are two principal sources of uncertainty: technical and commercial. Technical reserves estimates are made using available geological and reservoir data as well as production performance data.

As new data becomes available, including actual reservoir performance, reserves estimates may change. Reserves can also be classified as proved or probable with decreasing levels of certainty as to the likelihood that the reserves will be ultimately produced.

Reserves recognition is also impacted by economic considerations. In order for reserves to be recognized, they must be reasonably certain of being produced under existing economic and operating conditions, which is viewed as being at year end commodity prices with a cost profile based on current operations. In particular, in international operations, consideration includes the status of field development planning and gas sales contracts. As economic conditions change, primarily as a result of changes in commodity prices and, to a lesser extent, operating and capital costs, marginally profitable production, typically experienced in the later years of a field’s life cycle, may be added to reserves or conversely may no longer qualify for reserves recognition.

The Company’s reserves and revisions to those reserves, although not separately reported on the Company’s balance sheet or income statement, impact the Company’s reported net income through the depletion depreciation and amortization of the Company’s property, plant and equipment (PP&E), asset and goodwill impairments and the provision for future asset retirement obligations.

The Reserves Committee of Talisman’s Board of Directors reviews the Company’s reserves booking process and related public disclosures and the report of the internal qualified reserves evaluator (IQRE). The primary responsibilities of the Reserves Committee of the Board of Directors include, amongst other things, reviewing the Company’s reserves booking process and recommending to the Board of Directors, the Company’s annual statement of reserves data and other oil and gas information. The IQRE reports the Company’s annual reserves data to the Reserves Committee and delivers a regulatory certificate regarding proved reserves and their related future net cash flows.

Depreciation, Depletion and Amortization Expense (DD&A)

A significant portion of the Company’s PP&E is amortized based on the unit of production method with the remaining assets being amortized equally over their expected useful lives. The unit of production method attempts to amortize the asset’s cost over its proved oil and gas reserves base. Accordingly, revisions to reserves or changes to management’s view as to the operational life span of an asset will impact the Company’s future DD&A expense.

As outlined in the Company’s DD&A accounting policy and PP&E notes (notes 1(d) and 5 to the Consolidated Financial Statements), $3.2 billion (2004 – $1.2 billion) of the Company’s PP&E is not currently subject to DD&A. Approximately 16% of these costs relate to the Tweedsmuir development project ($500 million) in the North Sea, due to come on production in early 2007, at which time amortization will commence. The remainder of the $3.2 billion of non-depleted capital relates to the costs of other development projects ($725 million), which will be amortized when production commences, the costs of acquired unproved reserves ($1.6 billion) and incomplete drilling activities, including those wells under evaluation or awaiting commencement of production ($450 million). Uncertainty exists with the treatment of these costs. For example, if the evaluation of the acquired probable reserves or recently drilled exploration wells were determined to be unsuccessful, the associated capitalized costs would be expensed in the year such determination is made, except that in the case of acquired probable reserves associated with producing fields, these costs would be amortized over the reserve base of the associated producing field. Accordingly, the rate at which these costs are written off depends on management’s view of the likelihood of the existence of economically producible reserves.

During the fourth quarter of 2004, the expected useful lives of certain productive assets changed, resulting in a reduction in the DD&A expense of $12 million.

Successful Efforts Accounting

Talisman uses the successful efforts method to account for its oil and gas exploration and development costs. Acquisition costs and development costs are capitalized and depleted using the unit of production method. Costs of drilling unsuccessful exploration wells (dry hole costs) and all other exploration costs, including geological and geophysical costs, are expensed.

The alternative method of accounting for oil and gas exploration and development costs is the full cost method. Under this method, costs of unsuccessful exploration wells as well as all other exploration costs are capitalized and added to the PP&E balance to be depleted on a unit of production basis in the future. In addition, future development costs are depleted over the total proved reserves.

The differences between the full cost and successful efforts methods of accounting make it difficult to compare net income between companies that use different methods of accounting.

Asset Impairments

The Company’s oil and gas assets and goodwill are subject to impairment tests. An impairment charge is recorded in the year an asset is determined to be impaired under the successful efforts method. Individual oil and gas assets are considered impaired under the successful efforts method if their fair value falls below their carrying value. Goodwill is considered to be impaired if its fair value, principally determined based on discounted cash flows, falls below its carrying value. Both tests require management to make assumptions regarding cash flows well into the distant future that are subject to revisions due to changes in commodity prices, costs, recoverable reserves, production profiles and, in the case of goodwill, discount rates. During the past three years, isolated asset impairments have occurred (2005 – $31 million; 2004 – $31 million; 2003 – $30 million), however, it is possible that future impairments may be material.

Purchase Price Allocations

The costs of corporate and asset acquisitions are allocated to the acquired assets and liabilities based on their fair value at the time of acquisition. In many cases the determination of fair value requires management to make certain assumptions and estimates regarding future events. Typically in determining fair value, management develops a number of possible future cash flow scenarios to which probabilities are judgmentally assigned. The allocation process is inherently subjective and impacts the amounts assigned to the various individually identifiable assets and liabilities as well as goodwill. The acquired assets and liabilities may span multiple geographical segments and may be amortized at different rates, or not at all as in the case of goodwill or, initially, for acquired probable reserves. Accordingly, the allocation process impacts the Company’s reported assets and liabilities and future net income due to the impact on future depreciation, depletion and amortization expense and impairment tests.

Goodwill, as determined by the purchase price allocation method, represents the excess purchase price over the fair value of identifiable assets and liabilities acquired in business combinations. Goodwill is not amortized but is subject to ongoing annual impairment reviews, or more frequently as economic events dictate, based on the fair value of reporting units. The Company’s reporting units for goodwill are consistent with the geographic segments included in note 20 to the Consolidated Financial Statements.

Goodwill is allocated to the reporting units on the basis of the excess of the fair value of the reporting unit over the identifiable assets and liabilities of the reporting unit. During 2005, Talisman acquired Paladin for $2.6 billion in cash and assumed long-term debt. The acquisition has been accounted for using the purchase method and the Paladin results have been included in the Consolidated Financial Statements of the Company from the date of acquisition. Also during 2005, the Company completed a number of oil and gas property and corporate acquisitions for a total cost of $536 million, comprised of $532 million in cash and assumed working capital and $4 million of properties exchanged. See note 3 to the Consolidated Financial Statements for details.

Asset Retirement Obligations

Upon retirement of its oil and gas assets, the Company anticipates incurring substantial costs associated with abandonment and reclamation activities. Estimates of the associated costs are subject to uncertainty associated with the method, timing and extent of future retirement activities. Accordingly, the annual expense associated with future abandonment and reclamation activities is impacted by changes in the estimates of the expected costs and reserves. Changes to these estimates in the past two years have resulted in the following: as at December 31, 2005, a reduction of $191 million in the discounted ARO liability related to an increase in life of reserves in the North Sea was offset by increases in the liability of $59 million and $21 million for North America and rest of world, respectively, related to changes in cost estimates; and at December 31, 2004, a reduction of $66 million in the discounted ARO liability related to an increase in life of reserves in the North Sea was offset by increases in the liability of $22 million for North America, related to change in cost estimates. The total undiscounted abandonment liability is currently estimated at $3.1 billion, which is based on management’s probability weighted estimate of costs and in accordance with existing legislation and industry practice.

As indicated in the MD&A section entitled New Canadian Accounting Pronouncements, the accounting for Asset Retirement Obligations was adopted on a retroactive basis effective January 1, 2004. Under these accounting requirements, the fair value of the Company’s Asset Retirement Obligations (ARO) has been recorded as a liability on the Company’s balance sheet. In determining the fair value of the Company’s ARO liability, management developed a number of possible abandonment scenarios to which probabilities were assigned based on management’s reasonable judgment. At December 31, 2005, the discounted fair value of the Company’s ARO liability is $1.3 billion, (2004 – $1.3 billion). As an indication of possible future changes in the estimated liability, if all of the Company’s abandonment obligations could be deferred by one additional year, the fair value of the liability would have decreased by approximately $30 million.

Foreign Exchange Accounting

Talisman’s worldwide operations expose the Company to transactions denominated in a number of different currencies, which are required to be translated into one currency for financial statement reporting purposes. Talisman’s foreign currency translation policy, as detailed in note 1(i) to the Consolidated Financial Statements, is designed to reflect the economic exposure of the Company’s operations to the various currencies. The adoption of the US dollar, effective for 2002, as the Company’s functional currency is a reflection of Talisman’s overall exposure to US dollar denominated transactions, assets and liabilities; oil prices are largely denominated in US dollars as is much of the Company’s corporate debt and international capital spending and operating costs. However, the Company’s operations in the UK and Canada are largely self-sufficient (self-sustaining) and their economic exposure is more closely tied to their respective domestic currencies. Accordingly, these operations are measured in UK pounds sterling and Canadian dollars, respectively. Currently, the Company’s foreign exchange translation exposure principally relates to US dollar denominated UK and Canadian oil sales.

As part of the adoption by the Company as at January 1, 2004 of the new accounting guideline on Hedging Relationships, AcG 13 and effective January 2004, the Eurobond debt, denominated in UK pounds sterling, and the Company’s Canadian dollar debt were designated as hedges of the Company’s net investments in the UK and Canadian self-sustaining operations, respectively. As such, the unrealized foreign exchange gains and losses resulting from the translation of this debt are deferred and included in a separate component of shareholders’ equity described as cumulative foreign currency translation.

Production Sharing Contractual Arrangements

A significant portion of the Company’s operations outside North America and the North Sea are governed by production sharing contracts (PSCs). Under PSCs, Talisman, along with other working interest holders, typically bears all risk and costs for exploration, development and production. In return, if exploration is successful, Talisman recovers the sum of its investment and operating costs (“cost oil”) from a percentage of the production and sale of the associated hydrocarbons. Talisman is also entitled to receive a share of the production in excess of cost oil (“profit oil”). The sharing of profit oil varies between the working interest holders and the government from contract to contract. The cost oil, together with the Company’s share of profit oil, represents Talisman’s hydrocarbon entitlement (working interest less royalties). Talisman records gross production, sales and reserves based on its working interest ownership. The difference between the Company’s working interest ownership and its entitlement is accounted for as a royalty expense. In addition, certain of the Company’s contractual arrangements in foreign jurisdictions stipulate that income taxes are paid out of the respective national oil company’s entitlement share of production. The Company includes such amounts in income tax expense at the statutory tax rate in effect at the time of production.

The amount of cost oil required to recover Talisman’s investment and costs in a PSC is dependent on commodity prices and, consequently, Talisman’s share of profit oil is also impacted. Accordingly, the amount of royalty paid by Talisman over the term of a PSC and the corresponding net after royalty oil and gas reserves booked by the Company are dependent on the amount of initial investment and past costs yet to be recovered and anticipated future costs, commodity prices and production. As a result, when year end prices increase, the amount of net after royalty reserves the Company books may decrease and vice versa.

NEW CANADIAN ACCOUNTING PRONOUNCEMENTS

The CICA has issued a number of accounting pronouncements, some of which may impact the Company’s reported results and financial position in future periods.

Exchange of Non-monetary Assets

The CICA has issued a new standard, effective January 1, 2006 on a prospective basis, requiring all non-monetary transactions to be measured at fair value rather than book value if the transaction has commercial substance. Under current rules, a transaction is a non-monetary transaction if the cash component is less than 10% of the value exchanged. Under the new standard, a transaction will have commercial substance if it causes an identifiable and measurable change in the economic circumstances of the entity. For example, if a property that is currently producing is swapped for undeveloped land, there would be an identifiable and measurable change in the economic circumstances of the assets swapped and this transaction would be measured at fair value under the new rules.

Other Comprehensive Income/Financial Instruments

The CICA has issued a new standard on accounting for financial instruments. The standard harmonizes Canadian rules with current International and US rules, while permitting alternatives not available under US GAAP. The standard introduces the concept of “Other Comprehensive Income” to Canadian GAAP. Derivative contracts will be carried on the balance sheet at their mark-to-market value, with the change in value flowing to either net income or other comprehensive income. Gains and losses on instruments that are identified as hedges will flow initially to other comprehensive income and be brought into net income at the time the underlying hedged item is settled. Any ineffectiveness in the hedging relationship will be brought into net income during the period. This standard will be effective for Talisman’s 2007 reporting. Any instruments that do not qualify for hedge accounting will be marked to market with the adjustment (tax affected) flowing through the income statement.

Talisman has hedges in place related to the Paladin acquisition that carry into 2007. See note 11 to the Consolidated Financial Statements for details.

Variable Interest Entities

Having harmonized GAAP between Canada and the US, Variable Interest Entities rules are designed to catch off-balance sheet financing structures and force companies to consolidate the Variable Interest Entities (VIE) and report the debt on their balance sheet. The rules are quite complicated and have been written with broad applicability. An entity is a Variable Interest Entity if there is insufficient equity at risk in the entity and the equity holders are not exposed to residual expected losses or returns. These entities are to be consolidated by the Primary Beneficiary who is the company that will absorb the majority of any expected losses or residual income.

An example of a VIE would be a lease arrangement whereby the leasing company establishes a new subsidiary capitalized primarily with debt and the lessee guarantees a return back to the leasing company. The lessee would be required to consolidate the subsidiary, resulting in the debt being reported on the lessee’s balance sheet.

Talisman will continue to review its arrangements to determine if there are any VIE’s that might require consolidation. Arrangements such as Floating Production and Storage Offloading (FPSO) leases are the most likely candidates for potential VIE’s. Management has not identified any VIE arrangements to date that would require a change in accounting treatment.

Leasing Arrangements

The Emerging Issues Committee (EIC) of the CICA has issued EIC 150 regarding the identification of leasing arrangements. The Committee reached a consensus that widens the scope of what is considered a lease. Arrangements entered into prior to the December 9, 2004 date are unaffected. The Company has reviewed arrangements, such as take or pay contracts or ship or pay contracts and has concluded that the impact of EIC 150 has not been significant to date.

Business combinations

Concurrently with the joint Financial Accounting Standards Board/International Accounting Standards Board (FASB/IASB) project, the CICA has coordinated a project addressing the business combinations accounting standard. The proposals under this standard will require the fair value of the acquired business to be measured on the date control is obtained. The full value of the assets and liabilities acquired will be recorded at fair value on the acquirer’s balance sheet, including the fair value of any contingent consideration, with the non-controlling interest in these assets and liabilities included in shareholders’ equity. Subsequent acquisitions of the non-controlling interest in the acquired company will be subject to gains and losses. All acquisition and integration costs must be expensed as incurred and cannot be recognized as a liability on acquisition. The standard is expected to be finalized in 2006, with an effective date as of January 1, 2007.

Outlook for 2006(1)

	Estimated for 2006	Actual 2005
Cash provided by operating activities	$ 5.2 – 5.6 billion	$ 4.9 billion

Exploration and development spending	Estimated for 2006			Actual 2005
(millions of dollars)	Exploration	Development	Total E&D	Total E&D

North America	748	1,237	1,985	1,609
United Kingdom	148	1,062	1,210	864
Norway	129	276	405	168
Southeast Asia and Australia	95	345	440	305
North Africa	—	65	65	27
Trinidad and Tobago	45	20	65	72
Other (2)	230	—	230	134
	1,395	3,005	4,400	3,179

Production (daily average)		Lower 2006 estimate	Upper 2006 estimate	Actual 2005
Oil and liquids (bbls/d)
North America		54,000	56,000	56,304
United Kingdom		109,000	113,000	107,020
Norway		45,000	49,000	25,696
Southeast Asia and Australia		53,000	59,000	35,476
North Africa		16,000	18,000	15,377
Trinidad and Tobago		7,000	9,000	10,111
		284,000	304,000	249,984
Natural gas (mmcf/d)
North America		935	955	915
United Kingdom (3)		135	140	111
Norway		10	15	9
Southeast Asia and Australia		305	355	284
		1,385	1,445	1,319
Barrels of oil equivalent (mboe/d)		515	545	470

Commodity price and exchange rate assumptions			Estimate for 2006	Actual 2005
US$/bbl WTI oil price			57.00	56.70
US$/mmbtu NYMEX natural gas price			9.00	8.55
US$/C$ exchange rate			0.84	0.83
C$/£ exchange rate			2.10	2.21

(1)          A 2006 estimate of net income and net income per share has not been provided due to the inherent difficulties of estimating certain non-cash expenses, such as dry hole, property impairments and non-cash stock-based compensation. The Outlook for 2006 excludes acquisitions and dispositions, notably the planned disposition of 10,000 – 15,000 boe/d of non-core assets in Western Canada and the North Sea.

(2)          Other includes Alaska, Colombia, Peru and Qatar.

(3)          Includes gas acquired for injection and subsequent resale (of 23, 23, and 5 mmcf/d in lower 2006 estimate, upper 2006 estimate and actual 2005, respectively).

Talisman expects to increase production 10 – 16% in 2006. Production for 2006 is expected to average approximately 515,000 – 545,000 boe/d before planned asset sales, with most of the increase coming from Norway, Malaysia/Vietnam and the UK.

Unit operating costs are expected to be marginally higher than in 2005. However, unit production costs, in addition to being impacted by currency exchange rates, are dependent on achieving expected production levels. Net capital spending is expected to be $4.4 billion and excludes significant corporate and asset acquisitions. The Company anticipates participating in the drilling of 685 North America and 183 international wells during 2006 (gross).

North America (excludes Alaska)

In 2006, natural gas will continue to be the focus of the Company’s exploration activities in North America, including deep gas exploration in Western Canada and the ongoing drilling program in Appalachia, supplemented by low risk oil projects. North American natural gas production in 2006 is expected to increase between 2 – 4% to average between 935 – 955 mmcf/d, while oil and liquids is expected to average 54,000 – 56,000 bbls/d, as the Company will spend approximately 92% of the North America budget on natural gas exploration and development. The Company expects to spend approximately $2.0 billion on capital projects and drilling in 2006, up from the $1.6 billion spent in 2005. The Company plans to participate in approximately 685 wells in 2006, including eight high impact exploration wells. Unit operating costs are expected to increase slightly to approximately $6.15/boe due to higher ad valorem taxes in Appalachia and increased processing and power costs.

The North Sea

Talisman’s North Sea assets include producing fields and exploration acreage in several areas of the North Sea, the principal ones being the UK and Norway. (For the purposes of this Outlook discussion, the “United Kingdom” includes interests in Germany and the Netherlands and “Norway” includes interests in Denmark). The Company’s North Sea strategy is to focus on development projects and exploration opportunities adjacent to core operated properties and infrastructure.

The United Kingdom

Production in the UK North Sea is expected to average 109,000 – 113,000 bbls/d and 135 – 140 mmcf/d in 2006. Capital spending is planned to increase by 40% over 2005, to approximately $1.2 billion, with 88% related to development projects. The Company plans to drill 34 gross development wells and up to 11 gross exploration wells. This increase in spending is driven by new properties from the Paladin acquisition and the ongoing program to develop the Tweedsmuir field, with first production expected towards the end of the first quarter of 2007. UK North Sea 2006 unit operating expenses are expected to approximate the 2005 amount. At planned exchange rates (approximately £1=C$2.10) unit operating costs are expected to be in the $15.65 – 17.60/boe range.

Norway

Norway production is expected to average 45,000 – 49,000 bbls/d and 10 – 15 mmcf/d in 2006. Capital spending is planned at $405 million, with 68% related to development projects. The Company plans to drill 11 gross development wells and up to eight gross exploration wells. Unit operating costs are expected to be in the $14.80 – 16.70/boe range.

Southeast Asia and Australia

Natural gas sales in Indonesia are expected to average 190 – 210 mmcf/d in 2006. Total planned capital spending of $85 million in Indonesia during 2006 includes the completion of the Phase 2 expansion of the gas processing facilities at Suban in the Corridor PSC, two gas wells to be drilled at Suban and the drilling of up to six gross exploration wells. Oil and liquids production in Indonesia is expected to average 11,000 – 13,000 bbls/d with the addition of the Paladin assets in SE Sumatra and offshore NW Java.

During 2006, Talisman’s oil and liquids production in Malaysia/Vietnam is expected to average between 36,000 – 38,000 bbls/d. Natural gas production is expected to average 115 – 125 mmcf/d during 2006.

Total development capital spending during 2006 in Malaysia/Vietnam is expected to be approximately $266 million. The commencement of the PM-3 CAA Northern Fields development is planned in 2006, with spending of $127 million. First production is planned for the second quarter of 2008. A total of 16 gross development wells are planned for 2006 (five in the Bunga Tulip Field development, four in PM-3 CAA, six in East Bunga Kekwa-Cai Nuoc Unit Area and one in PM - 314) for a total of $67 million. A total of $84 million on exploration activities is planned with three PM-3 CAA wells, an appraisal well in Bunga Tulip and two PM-314 wells. In addition, Talisman plans to drill one exploration well in Block 15-2/01 in Vietnam in 2006.

In Australia in 2006, oil and liquids production is expected to average 6,000 - 8,000 bbls/d, with capital spending of $5 million to participate in two exploration wells and one development well.

Operating costs in Southeast Asia and Australia are expected to increase to approximately $3.30/boe in 2006.

North Africa

Production from the Ourhoud and MLN fields in Algeria, together with production in Tunisia is expected to average 16,000 – 18,000 bbls/d in 2006. Unit operating costs are expected to fall due to higher production. A capital budget of $65 million is estimated and in Algeria includes drilling 24 development wells, the Phase II expansion of the Greater MLN facility and the El Merk project sanctioning, with first oil in mid-2009. Three development wells and three exploration wells are planned in Tunisia.

Trinidad and Tobago

Capital spending is budgeted at $65 million, with approximately two-thirds directed towards exploration, with the drilling of four exploration wells, including three onshore wells and five development wells. Production in Trinidad and Tobago is expected to average 7,000 – 9,000 bbls/d.

Other

The Company is exploring in South America where it expects to spend $17 million in 2006 on exploration activities in Peru and Colombia. The Company has budgeted $105 million in Alaska during 2006 primarily to drill up to two exploration wells and conduct further exploration activities. The Company also plans to spend an estimated $34 million in Qatar, which will include the drilling of up to two exploration wells in Block 10.

At year end, Talisman has committed approximately 7% of its anticipated 2006 North American natural gas production under commodity sales contracts at an average price of $9.77/mcf, and 2% of its anticipated 2006 North Sea natural gas production under commodity sales contracts at an average price of £5.27/mcf. In addition, approximately 5% of the Company’s anticipated 2006 North Sea oil and liquids production is hedged at an average price of US$32.69/bbl.

A summary of the contracts outstanding at year end can be found in notes 11 and 12 to the Consolidated Financial Statements. Additional discussion of the Company’s commodity price hedging program can be found in the MD&A section entitled Derivative Financial Instruments and Commodity Sales Contracts.

Liquidity

The Company’s 2006 year end debt position is anticipated to decrease to approximately $3.6 – 4 billion, with cash from operating activities in excess of capital spending and dividend payments. Significant acquisitions or dispositions, a change from expected commodity prices, working capital movements or changes in the amount of share repurchases would impact the Company’s projected 2006 year end net debt position.

Sensitivities

Talisman’s financial performance is affected by factors such as changes in production volumes, commodity prices and exchange rates. The estimated impact of these factors on the Company’s 2006 financial performance is summarized in the following table and is based on a WTI oil price of US$57/bbl, a NYMEX natural gas price of US$9/mmbtu and exchange rates of C$1=US$0.84 and £1=C$2.10.

Approximate Impact in 2006

(millions of dollars)	Net Income	Cash Provided by Operating Activities

Volume changes
Oil – 1,000 bbls/d	6	9
Natural gas – 10 mmcf/d	10	17
Price changes (1)
Oil – US$1/bbl	50	54
Natural gas
(North America) (2) – C$0.10/mcf	15	20
Exchange rate changes
US$ increased by US$0.01	44	73
£ increase by C$0.025	(4)	4

(1)          The impact of commodity contracts outstanding for 2006 has been included.

(2)          Price sensitivity on natural gas relates to North American natural gas only. The Company’s exposure to changes in North Sea and Malaysia/Vietnam natural gas prices is not material. Most of the Indonesia natural gas price is based on the price of crude oil and, accordingly, has been included in the price sensitivity for oil except for a small portion, which is sold at a fixed price.

RISKS AND UNCERTAINTIES

Talisman is exposed to a number of risks inherent in exploring for, developing and producing crude oil and natural gas. This section describes the risks and other matters that would be most likely to influence an investor’s decision to purchase securities of Talisman.

The process of estimating oil and gas reserves is complex and involves a significant number of decisions and assumptions in evaluating available geological, geophysical, engineering and economic data; therefore, reserves estimates are inherently uncertain. Talisman prepares all of its reserves information internally. The Company may adjust estimates of proved reserves based on production history, results of exploration and development drilling, prevailing oil and gas prices and other factors, many of which are beyond the Company’s control. In addition, there are numerous uncertainties in forecasting the amounts and timing of future production, costs, expenses and the results of exploration and development projects. All estimates are, to some degree, uncertain and classifications of reserves are only attempts to define the degree of uncertainty involved. For these reasons, estimates of the economically recoverable oil and natural gas reserves attributable to any particular group of properties, the classification of such reserves based on risk of recovery and the standardized measure of discounted future net cash flows, prepared by different engineers or by the same engineers at different times, may vary substantially. Talisman’s actual production, taxes and development and operating expenditures with respect to its reserves will likely vary from such estimates and such variances could be material.

Estimates with respect to reserves that may be developed and produced in the future are often based upon volumetric calculations and upon analogy to similar types of reservoirs, rather than upon actual production history. Estimates based on these methods generally are less reliable than those based on actual production history. Subsequent evaluation of the same reserves based upon production history will result in variations, which may be material, in the estimated reserves.

The Company’s future success depends largely on its ability to find, develop or acquire additional oil and gas reserves that are economically recoverable. Exploration and development drilling may not result in commercially productive reserves. Successful acquisitions require an assessment of a number of factors, many of which are uncertain. These factors include recoverable reserves, exploration potential, future oil and gas prices, operating costs and potential environmental and other liabilities. Such assessments are inexact and their accuracy is inherently uncertain.

The Company’s operations may be adversely affected by changes in governmental policies and legislation or social instability or other political or economic developments, which are not within the control of Talisman including, among other things, a change in crude oil or natural gas pricing policy, the risks of war, terrorism, abduction, expropriation, nationalization, renegotiation or nullification of existing concessions and contracts, taxation policies, economic sanctions, the imposition of specific drilling obligations, the development and abandonment of fields, fluctuating exchange rates and currency controls. In addition, both Indonesia and Algeria are members of the Organization of Petroleum Exporting Countries (OPEC). Talisman’s operations in these countries may, therefore, be impacted by the application of OPEC quotas. Various countries in which the Company is active, including Indonesia, Algeria, Colombia and Peru, have been subject to recent economic or political instability and social unrest, military or rebel hostilities. In addition, Talisman regularly evaluates opportunities worldwide and, may in the future, engage in projects or acquire properties in other nations that are experiencing economic or political instability and social unrest or military hostilities or are subject to United Nations or United States sanctions.

Oil and gas drilling and producing operations are subject to many risks including the possibility of fire, explosions, mechanical failure, pipe failure, chemical spills, accidental flows of oil, natural gas or well fluids, sour gas releases, and other occurrences or accidents which could result in personal injury or loss of life, damage or destruction of properties, environmental damage, interruption of business, regulatory investigations and penalties and liability to third parties. The Company has developed a comprehensive health, safety and environment (HSE) management framework to mitigate physical risks. The Company also mitigates insurable risks to protect against significant losses by maintaining a comprehensive insurance program, while maintaining levels and amounts of risk within the Company which management believes to be acceptable. Talisman believes its liability, property and business interruption insurance is appropriate to its business and consistent with common industry practice, although such insurance will not provide coverage in all circumstances.

Talisman’s financial performance is highly sensitive to prevailing prices of crude oil and natural gas. Fluctuations in crude oil or natural gas prices could have a material adverse effect on the Company’s operations and financial condition, the value of its oil and natural gas reserves and its level of spending for oil and gas exploration and development. Prices for crude oil and natural gas fluctuate in response to changes in the supply of and demand for crude oil and natural gas, market uncertainty and a variety of additional factors that are largely beyond the Company’s control. Oil prices are determined by international supply and demand. Factors which affect crude oil prices include the actions of OPEC, world economic conditions, government regulation, political stability in the Middle East and elsewhere, the availability of alternative fuel sources and weather conditions. Most natural gas prices realized by Talisman are affected primarily by North American supply and demand, weather conditions and by prices of alternative sources of energy. The development of oil and natural gas discoveries in offshore areas is particularly dependent on the outlook for oil and natural gas prices because of the large amount of capital expenditure required for development prior to commencing production.

A substantial and extended decline in the prices of crude oil or natural gas could result in delay or cancellation of drilling, development or construction programs, or curtailment in production or result in unutilized long-term transportation commitments, all of which could have a material adverse impact on the Company. The amount of cost oil required to recover Talisman’s investment and costs in various production sharing contracts is dependent on commodity prices, with higher commodity prices resulting in a lower amount of net after royalty oil and gas reserves booked by the Company.

Talisman conducts an annual assessment of the carrying value of its assets in accordance with Canadian GAAP. If oil and natural gas prices decline, the carrying value of the Company’s assets could be subject to downward revisions, which could adversely affect Talisman’s reported income for the periods in which the revisions are made. However, Talisman believes that estimates of forward-looking prices it uses in its planning process are realistic.

From time to time, Talisman is the subject of litigation arising out of the Company’s operations. Damages claimed under such litigation, including the litigation discussed below, may be material or may be indeterminate and the outcome of such litigation may materially impact the Company’s financial condition or results of operations. While Talisman assesses the merits of each lawsuit and defends itself accordingly, the Company may be required to incur significant expenses or devote significant resources to defend itself against such litigation. These claims are not currently expected to have a material impact on the Company’s financial position.

Talisman continues to be subject to a lawsuit brought by the Presbyterian Church of Sudan and others commenced in November 2001 under the Alien Tort Claims Act in the United States District Court for the Southern District of New York (the Court). The lawsuit, which is seeking class action status, alleges that the Company conspired with, or aided and abetted, the Government of Sudan to commit violations of international law in connection with the Company’s now disposed of interest in oil operations in Sudan. On August 30, 2005, the Court denied Talisman’s motion for Court approval to appeal the Court’s prior denial of Talisman’s motion for judgment on the pleadings, which sought dismissal of the lawsuit. Also on August 30, 2005, the Court declined to dismiss the lawsuit in response to the filing of a Statement of Interest by the US Department of Justice, expressing the US government’s view that the lawsuit interferes with US-Canada relations. On September 20, 2005, the Court denied, for the second time, the plaintiffs’ motion to certify the lawsuit as a class action. On October 5, 2005, the plaintiffs filed papers to appeal the decision denying class action status. The Company has filed papers opposing the plaintiffs’ appeal. Talisman believes the lawsuit is entirely without merit and is continuing to vigorously defend itself. Talisman does not expect the lawsuit to have a material adverse effect on it.

All phases of the oil and natural gas business are subject to environmental regulation pursuant to a variety of laws and regulations in the countries in which Talisman does business. These regulatory regimes are laws of general application that apply to the Company’s business in the same manner as they apply to other companies or enterprises in the energy industry. Environmental legislation imposes, among other things, restrictions, liabilities and obligations in connection with the generation, handling, storage, transportation, treatment and disposal of hazardous substances and waste and in connection with spills, releases and emissions of various substances to the environment. Environmental legislation also requires that pipelines, wells, facility sites and other properties associated with Talisman’s operations be operated, maintained, abandoned and reclaimed to the satisfaction of applicable regulatory authorities. Certain types of operations, including exploration and development projects, may require the submission and approval of environmental impact assessments or permit applications. In some cases, exploration and development activities may be precluded or restricted due to designation of areas as environmentally sensitive areas. Compliance with environmental legislation can require significant expenditures and failure to comply with environmental legislation may result in the imposition of fines and penalties and liability for cleanup costs and damages. Additionally, the Company’s business is subject to the trend toward increased civil liability for environmental matters. Although Talisman currently believes that the costs of complying with environmental legislation and dealing with environmental civil liabilities will not have a material adverse effect on the Company’s financial condition or results of operations, there can be no assurance that such costs in the future will not have such an effect. Talisman expects to incur site restoration costs over a prolonged period as existing fields are depleted. The Company provides for future abandonment and reclamation costs in its annual Consolidated Financial Statements in accordance with Canadian GAAP. Additional information regarding future abandonment and reclamation costs is set forth in the notes to the annual Consolidated Financial Statements.

In 1994, the United Nations’ Framework Convention on Climate Change came into force and three years later led to the Kyoto Protocol (the Protocol). The Protocol came into force on February 16, 2005 and requires certain nations to reduce their emissions of carbon dioxide and other greenhouse gases. Under the terms of the Protocol, Canada will be required to reduce its greenhouse gas (GHG) emissions to 6% below 1990 levels over the period beginning in 2008 and ending in 2012. Currently, Canadian oil and gas producers are in discussions with the provincial and federal levels of government regarding implementation mechanisms for the industry. It is premature to predict what impact the Protocol could have on Canadian oil and gas producers (and more specifically, if and in what manner it will be implemented), but it is likely that any mandated reduction in GHG emissions will result in increased costs.

The UK has also ratified the Kyoto Protocol, with a reduction commitment of 12.5% below 1990 levels by 2008 – 2012. Talisman’s UK installations are currently participating in the first phase of the European Union Emission Trading Scheme (EU ETS), which runs from 2005 – 2007, inclusive. The UK Government’s National Allocation Plan (NAP) for the first phase of the EU ETS was approved by the European Commission in 2005. The NAP specifies a cap on carbon dioxide emissions for the covered sectors, the methods for allocating emission allowances to covered installations and the number of emission allowances to be allocated to each covered installation. Cost of compliance is expected to be negligible during the period 2005 – 2007. Details regarding the UK government’s NAP for phase two of the EU ETS (2008 – 2012) are as yet uncertain.

Other companies operate some of the assets in which Talisman has interests. As a result, Talisman may have limited ability to exercise influence over operations of these assets or their associated costs, which could adversely affect the Company’s financial performance. The success and timing of Talisman’s activities on assets operated by others will, therefore, depend on a number of factors that may be outside of the Company’s control, including the timing and amount of capital expenditures, the operator’s expertise and financial resources, the approval of other participants, the selection of technology and the risk of management practices.

Talisman manages a variety of projects including exploration and development projects and the construction or expansion of facilities and pipelines. Project delays may delay expected revenues and project cost overruns could make projects uneconomic. Talisman’s ability to complete projects depends upon numerous factors beyond the Company’s control. These factors include: the availability of processing capacity; the availability of proximity of pipeline capacity; the availability of drilling and other equipment; the ability to access lands; weather; unexpected costs increases; accidents; the availability of skilled labour; and regulatory matters.

In Canada and the United States, the state or private land owners own oil and gas rights and lease those rights to corporations who are responsible for the development of such rights within the time frames described in the leases. This practice differs distinctly in some foreign countries in which Talisman does or may do business in the future. In those countries, the state often grants interests in large tracts of lands or offshore fields and maintains control over the development of the oil and gas rights, in some cases through equity participation in the exploration and development of the rights. This usually includes the imposition of obligations on Talisman to complete minimum work within specified time frames. Transfers of interests typically require a state approval, which may delay or otherwise impede transfers. In addition, if a dispute arises in Talisman’s foreign operations, the Company may be subject to the exclusive jurisdiction of foreign arbitration tribunals or foreign courts.

The oil and gas industry, both within Canada and internationally, is highly competitive in all aspects of the business. The Company actively competes for the acquisition of properties, the exploration for and development of new sources of supply, the contractual service for oil and gas drilling and production equipment and services, the transportation and marketing of current production and industry personnel. With respect to the exploration, development and marketing of oil and natural gas, the Company’s competitors include major integrated oil and gas companies, numerous other independent oil and gas companies, individual producers and operators and national oil companies. A number of the Company’s competitors have financial and other resources substantially in excess of those available to the Company. In addition, oil and gas producers in general compete indirectly against others engaged in supplying alternative forms of energy, fuel and related products to consumers.

While Talisman currently has minimal commodity hedging contracts in place, it continues to monitor the Company’s exposure to variations in commodity prices, interest rates and foreign exchange rates. The Company may in the future find it appropriate to enter into additional derivative financial instruments and physical delivery contracts to reduce such exposure. The terms of these instruments or contracts may limit the benefit of commodity price increases and changes in interest rates and currency value which are otherwise favourable to Talisman and may result in financial or opportunity loss due to delivery commitments, royalty rates and counterparty risks associated with the contracts.

Talisman’s Consolidated Financial Statements are presented in Canadian dollars. Results of operations are affected primarily by the exchange rates between the Canadian dollar, the United States dollar or United Kingdom pound sterling. These exchange rates have varied substantially in the last five years. Most of the Company’s revenue is received in or is referenced to United States dollar denominated prices, while the majority of Talisman’s expenditures are denominated in Canadian dollars, United States dollars and United Kingdom pounds sterling. A change in the relative value of the Canadian dollar against the United States dollar or the United Kingdom pound sterling would also result in an increase or decrease in Talisman’s United States dollar or United Kingdom pound sterling denominated debt, as expressed in Canadian dollars and the related interest expense. Talisman is also exposed to fluctuations in other foreign currencies.

The success of Talisman is dependent upon its management and the quality of its personnel. Failure to retain current employees or to attract and retain new employees with the necessary skills could have a materially adverse effect on Talisman’s growth and profitability.

Disclosure Controls and Procedures

At the end of the period covered by this MD&A, an evaluation was carried out under the supervision of and with the participation of the Company’s management, including the Chief Executive Officer and the Chief Financial Officer, of the effectiveness of the design and operations of the Company’s disclosure controls and procedures. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the design and operation of these disclosure controls and procedures were effective in ensuring that information required to be disclosed by the Company in reports that it files with or submits to the Canadian securities administrators is recorded, processed, summarized and reported within the time periods required.

It should be noted that, while the Company’s Chief Executive Officer and Chief Financial Officer believe that the Company’s disclosure controls and procedures provide a reasonable level of assurance that they are effective, they do not expect that the Company’s disclosure controls and procedures or internal control over financial reporting will prevent all errors and fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

ADVISORY

Forward-looking statements

This MD&A contains statements that constitute forward-looking statements or forward-looking information (collectively, “forward-looking statements”) within the meaning of applicable securities legislation. Forward-looking statements are included throughout this MD&A, including among other places, under the headings “2006 Outlook Summary,” “Outlook for 2006” and “Risks and Uncertainties.” These statements include, among others, statements regarding:

•                  estimates of production and operations or financial performance;

•                  estimates and prices of future sales;

•                  business plans for drilling, exploration and development;

•                  the estimated amounts and timing of capital expenditures;

•                  estimates of unit operating costs;

•                  business strategy and plans or budgets;

•                  royalty rates and exchange rates;

•                  the merits or anticipated outcome of pending litigation; and

•                  other expectations, beliefs, plans, goals, objectives, assumptions, information and statements about possible future events, conditions, results of operations or performance.

Statements concerning oil and gas reserves contained in this MD&A may be deemed to be forward-looking statements as they involve the implied assessment that the resources described can be profitably produced in the future, based on certain estimates and assumptions. Often, but not always, forward-looking statements use words or phrases such as: “expects”, “does not expect” or “is expected”, “anticipates” or “does not anticipate”, “plans” or “planned”, “estimates” or “estimated”, “projects” or “projected”, “forecasts” or “forecasted”, “believes”, “intends”, “likely”, “possible”, “probable”, “scheduled” , “positioned”, “goal” , “objective” or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved.

Various assumptions were used in drawing the conclusions or making the forecasts and projections contained in the forward-looking statements throughout this MD&A. Statements which discuss business plans for drilling, exploration and development in 2006 assume that the extraction of crude oil, natural gas and natural gas liquids remains economic. For the purposes of preparing this MD&A, Talisman assumed a US$57/bbl West Texas Intermediate oil price, a US$9/mmbtu New York Mercantile Exchange natural gas price, a US$/Canadian$ exchange rate of $0.84 and a Canadian$/British £ rate of 2.10.

This MD&A also discusses cash provided by operating activities and anticipated debt for 2006. The material assumptions used in determining estimates of cash provided by operating activities are: the anticipated production volumes described in the “2006 Outlook” section of this MD&A; estimates of realized sales prices, which are in turn driven by benchmark prices, quality differentials and the impact of exchange rates; estimated royalty rates; estimated operating expenses; estimated transportation expenses; estimated general and administrative expenses; estimated interest expense, including the level of capitalized interest; anticipated cash payments made by the Company upon surrender of outstanding stock options using the cash payment feature, which in turn is dependent on the trading level of the Company’s common shares and the number of stock options surrendered or exercised; and the anticipated amount of cash income tax and petroleum revenue tax. The material assumptions used in determining estimates of year end debt are: the anticipated amount of cash provided by operating activities; anticipated capital expenditures; the amount of anticipated dividend payments; movements in working capital; and estimated year end exchange rates.

Forecast production volumes are based on the midpoint of the estimated production range. Statements regarding estimated future production and production growth, as well as estimated financial results which are derived from or depend upon future production estimates (such as cash provided by operating activities), do not reflect the impact of any potential asset dispositions. The completion of any contemplated asset dispositions is contingent on various factors, including favourable market conditions, the ability of the Company to negotiate acceptable terms of sale and receipt of any required approvals for such dispositions. The amount of taxes and cash payments made upon surrender of existing stock options is inherently difficult to predict.

Forward-looking statements are based on current expectations, estimates and projections that involve a number of risks and uncertainties, which could cause actual results to differ materially from those anticipated by Talisman and described in the forward-looking statements. These risks and uncertainties include:

•                  the risks of the oil and gas industry, such as operational risks in exploring for, developing and producing crude oil and natural gas, and market demand;

•                  risks and uncertainties involving geology of oil and gas deposits;

•                  the uncertainty of reserves estimates and reserves life;

•                  the uncertainty of estimates and projections relating to production, costs and expenses;

•                  potential delays or changes in plans with respect to exploration or development projects or capital expenditures;

•                  fluctuations in oil and gas prices, foreign currency exchange rates and interest rates;

•                  the outcome and effects of completed acquisitions, as well as any future acquisitions and dispositions;

•                  the ability of the Company to integrate any assets it has acquired or may acquire or the performance of those assets;

•                  health, safety and environmental risks;

•                  uncertainties as to the availability and cost of financing and changes in capital markets;

•                  uncertainties related to the litigation process, such as possible discovery of new evidence or acceptance of novel legal theories and difficulties in predicting the decisions of judges and juries;

•                  risks in conducting foreign operations (for example, political and fiscal instability or the possibility of civil unrest or military action);

•                  changes in general economic and business conditions;

•                  the effect of acts of, or actions against, international terrorism;

•                  the possibility that government policies or laws may change or governmental approvals may be delayed or withheld;

•                  results of the Company’s risk mitigation strategies, including insurance and any hedging programs; and

•                  the Company’s ability to implement its business strategy.

We caution that the foregoing list of risks and uncertainties is not exhaustive. Additional information on these and other factors which could affect the Company’s operations or financial results are included: (1) under the heading “Risk Factors” in the Company’s Annual Information Form; and (2) under the heading “Management’s Discussion and Analysis – Risks and Uncertainties” and elsewhere in the Company’s 2005 Annual Report Financial Review. Additional information may also be found in the Company’s other reports on file with Canadian securities regulatory authorities and the United States Securities and Exchange Commission (SEC). Forward-looking statements are based on the estimates and opinions of the Company’s management at the time the statements are made. The Company assumes no obligation to update forward-looking statements should circumstances or management’s estimates or opinions change.

ADVISORY

Reserves Data and Other Oil and Gas Information

Talisman’s disclosure of reserves data and other oil and gas information is made in reliance on an exemption granted to Talisman by Canadian securities regulatory authorities, which permits Talisman to provide disclosure in accordance with US disclosure requirements. The information provided by Talisman may differ from the corresponding information prepared in accordance with Canadian disclosure standards under National Instrument 51-101 (NI 51-101). Talisman’s proved reserves have been calculated using the standards contained in Regulation S-X of the SEC. US practice is to disclose net proved reserves after deduction of estimated royalty burdens, including net profits interests. Talisman makes additional voluntary disclosure of gross proved reserves. Probable reserves, which Talisman also voluntary discloses, have been calculated using the definition for probable reserves set out by the Society of Petroleum Engineers/World Petroleum Congress. Further information on the differences between the US requirements and the NI 51-101 requirements is set forth under the heading “Note Regarding Reserves Data and Other Oil and Gas Information” in Talisman’s Annual Information Form.

The exemption granted to Talisman also permits it to disclose internally evaluated reserves data. Any reserves data in this MD&A reflects Talisman’s estimates of its reserves. While Talisman annually obtains an independent audit of a portion of its reserves, no independent qualified reserves evaluator or auditor was involved in the preparation of the reserves data disclosed in this MD&A.

Report of Management

The Board of Directors is responsible for the Consolidated Financial Statements but has delegated responsibility for their preparation to management.

Management has prepared the Consolidated Financial Statements in accordance with accounting principles generally accepted in Canada (with a reconciliation to accounting principles generally accepted in the United States). If alternative accounting methods exist, management has chosen those it deems most appropriate in the circumstances. Financial statements are not precise since they include certain amounts based on estimates and judgments.

Management has ensured that the Consolidated Financial Statements are presented fairly in all material respects. Management has also prepared the financial information presented elsewhere in the annual report and ensured that it is consistent with information in the Consolidated Financial Statements.

Talisman maintains internal accounting and administrative controls designed to provide reasonable assurance that the financial information is relevant, reliable and accurate and that assets are appropriately accounted for and adequately safeguarded.

The Board of Directors is responsible for reviewing and approving the Consolidated Financial Statements and Management’s Discussion and Analysis and, primarily through its Audit Committee, ensures that management fulfills its responsibilities for financial reporting.

The Audit Committee is appointed by the Board of Directors and is composed entirely of unrelated, independent directors. The Audit Committee meets regularly with management, and with the internal and external auditors, to discuss internal controls and reporting issues and to satisfy itself that each party is properly discharging its responsibilities. It reviews the Consolidated Financial Statements and the external auditors’ report. The Audit Committee also considers, for review by the Board of Directors and approval by the shareholders, the engagement or reappointment of the external auditors.

Ernst & Young LLP, the external auditors, have audited the Consolidated Financial Statements in accordance with auditing standards generally accepted in Canada and the standards of the Public Company Accounting Oversight Board (United States) on behalf of the shareholders. Ernst & Young LLP have full and free access to the Audit Committee.

/s/ JAMES W. BUCKEE	/s/ MICHAEL D. MCDONALD

James W. Buckee	Michael D. McDonald
President and Chief Executive Officer	Executive Vice-President, Finance and Chief Financial Officer

March 13, 2006

Report of Independent Auditors

To the Shareholders of Talisman Energy Inc.

We have audited the Consolidated Balance Sheets of Talisman Energy Inc. as at December 31, 2005 and 2004 and the Consolidated Statements of Income, Retained Earnings and Cash Flows for each of the years in the three-year period ended December 31, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these Consolidated Financial Statements present fairly, in all material respects, the financial position of the Company as at December 31, 2005 and 2004 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2005 in conformity with Canadian generally accepted accounting principles.

As discussed in note 2 to the Consolidated Financial Statements, in 2005 the Company changed its method of accounting for preferred securities.

/s/ Ernst & Young LLP
Ernst & Young LLP
Chartered Accountants Calgary, Canada

February 27, 2006

Consolidated Balance Sheets

December 31 (millions of Canadian dollars)	2005	2004
		(restated) (note 2)
Assets
Current
Cash and cash equivalents	130	38
Accounts receivable (note 11)	1,311	836
Inventories (note 4)	170	78
Prepaid expenses	20	18
	1,631	970
Accrued employee pension benefit asset (note 18)	57	61
Other assets	74	64
Goodwill (note 3)	1,504	466
Property, plant and equipment (note 5)	15,073	10,847
	16,708	11,438
Total assets	18,339	12,408
Liabilities
Current
Accounts payable and accrued liabilities (notes 6, 8 and 9)	2,383	1,302
Income and other taxes payable	649	341
	3,032	1,643
Deferred credits (note 11)	74	70
Asset retirement obligations (note 6)	1,320	1,272
Other long-term obligations (notes 8 and 9)	217	35
Long-term debt (note 7)	4,263	2,457
Future income taxes (note 15)	3,638	2,100
	9,512	5,934
Non-controlling interest (note 3)	66	—
Contingencies and commitments (notes 11 and 12)

Shareholders’ equity
Common shares (note 8)	2,609	2,666
Contributed surplus (note 8)	69	71
Cumulative foreign currency translation (note 10)	(265)	(76)
Retained earnings	3,316	2,170
	5,729	4,831
Total liabilities and shareholders’ equity	18,339	12,408

See accompanying notes.

On behalf of the board:

/s/ Douglas D. Baldwin	/s/ Robert G. Welty
Douglas D. Baldwin	Robert G. Welty
Chairman of the Board	Director

Consolidated Statements of Income

Years ended December 31 (millions of Canadian dollars except as otherwise noted)	2005	2004	2003
		(restated) (note 2)	(restated) (note 2)
Revenue
Gross sales	9,554	6,874	5,610
Less hedging loss	77	480	194
Gross sales, net of hedging	9,477	6,394	5,416
Less royalties	1,595	1,124	894
Net sales	7,882	5,270	4,522
Other (note 13)	165	85	76
Total revenue	8,047	5,355	4,598
Expenses
Operating	1,459	1,198	1,039
Transportation	206	192	181
General and administrative	201	183	152
Depreciation, depletion and amortization	1,843	1,650	1,435
Dry hole	241	311	251
Exploration	275	238	213
Interest on long-term debt	166	173	178
Stock-based compensation (note 8)	633	171	185
Other (note 14)	39	89	16
Total expenses	5,063	4,205	3,650
Gain on sale of Sudan operations (note 19)	—	—	296
Income before taxes	2,984	1,150	1,244
Taxes (note 15)
Current income tax	1,058	478	229
Future income tax (recovery)	176	(111)	(53)
Petroleum revenue tax	189	129	92
	1,423	496	268
Net income	1,561	654	976
Per common share (Canadian dollars) (note 17)
Net income	4.24	1.71	2.53
Diluted net income	4.14	1.68	2.50
Average number of common shares outstanding (millions)	368	383	386
Diluted number of common shares outstanding (millions)	377	390	391

See accompanying notes.

Consolidated Statements of Retained Earnings

Years ended December 31 (millions of Canadian dollars)	2005	2004	2003
		(restated) (note 2)	(restated) (note 2)
Retained earnings, beginning of year	2,170	1,852	1,088
Net income	1,561	654	976
Common share dividends	(125)	(114)	(90)
Purchase of common shares (note 8)	(290)	(222)	(122)
Retained earnings, end of year	3,316	2,170	1,852

See accompanying notes.

Consolidated Statements of Cash Flows

Years ended December 31 (millions of Canadian dollars)	2005	2004	2003
		(restated) (note 2)	(restated) (note 2)
Operating
Net income	1,561	654	976
Items not involving cash (note 16)	2,836	2,024	1,502
Exploration	275	238	213
	4,672	2,916	2,691
Deferred gain on unwound hedges	—	—	(9)
Changes in non-cash working capital (note 16)	199	203	(128)
Cash provided by operating activities	4,871	3,119	2,554
Investing
Corporate acquisitions (note 3)	(2,549)	—	—
Capital expenditures
Exploration, development and corporate	(3,206)	(2,565)	(2,218)
Acquisitions (note 3)	(544)	(317)	(661)
Proceeds of resource property dispositions (note 19)	17	75	1,075
Investments	(4)	—	(11)
Changes in non-cash working capital	142	50	105
Cash used in investing activities	(6,144)	(2,757)	(1,710)
Financing
Long-term debt repaid	(1,294)	(1,069)	(791)
Long-term debt issued	3,129	912	292
Common shares purchased	(352)	(284)	(184)
Common share dividends	(125)	(114)	(90)
Deferred credits and other	(9)	164	28
Changes in non-cash working capital	(3)	(10)	—
Cash provided by (used in) financing activities	1,346	(401)	(745)
Effect of translation on foreign currency cash and cash equivalents	19	(21)	(28)
Net increase (decrease) in cash and cash equivalents	92	(60)	71
Cash and cash equivalents, beginning of year	38	98	27
Cash and cash equivalents, end of year	130	38	98

See accompanying notes.

Notes to the Consolidated Financial Statements

(tabular amounts in millions of Canadian dollars, except as noted)

1. SIGNIFICANT ACCOUNTING POLICIES

The Consolidated Financial Statements of Talisman Energy Inc. (“Talisman” or the “Company”) have been prepared by management in accordance with Canadian generally accepted accounting principles (GAAP). A summary of the differences between accounting principles generally accepted in Canada and those generally accepted in the United States (“US”) is contained in note 21 to these statements.

The Company is in the business of exploration, development, production and marketing of crude oil, natural gas and natural gas liquids.

The preparation of Consolidated Financial Statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

a) Consolidation

The Consolidated Financial Statements include the accounts of Talisman and its subsidiaries. Substantially all of Talisman’s activities are conducted jointly with others and the Consolidated Financial Statements reflect only the Company’s proportionate interest in such activities.

b) Inventories

Product inventories are valued at the lower of average cost and market value. Materials and supplies are valued at the lower of average cost and net realizable value.

c) Property, Plant and Equipment

The successful efforts method is used to account for oil and gas exploration and development costs. Under this method, acquisition costs of oil and gas properties and costs of drilling and equipping development wells are capitalized. Costs of drilling exploratory wells are initially capitalized and, if subsequently determined to be unsuccessful, are charged to dry hole expense. Exploration wells in areas requiring major capital before production can begin are capitalized as long as drilling efforts are underway or firmly planned. Exploration wells are assessed annually, or more frequently as evaluation conditions dictate, for determination of reserves and, as such, success. All other exploration costs, including geological and geophysical costs and annual lease rentals, are charged to exploration expense when incurred. Producing properties and significant unproved properties are assessed annually, or more frequently as economic events dictate, for potential impairment. Any impairment loss is the difference between the carrying value of the asset and its fair value. Fair value is calculated as the present value of estimated expected future cash flows from proved and probable reserves.

d) Depreciation, Depletion and Amortization

Capitalized costs of proved oil and gas properties are depleted using the unit of production method. For purposes of these calculations, production and reserves of natural gas are converted to barrels on an energy equivalent basis at a ratio of six thousand cubic feet of natural gas for one barrel of oil.

Successful exploratory wells and development costs are depleted over proved developed reserves while acquired resource properties with proved reserves, including offshore platform costs, are depleted over proved reserves. Acquisition costs of probable reserves are not depleted or amortized while under active evaluation for commercial reserves. Costs are transferred to depletable costs as proved reserves are recognized. At the date of acquisition, an evaluation period is determined after which any remaining probable reserve costs associated with producing fields are transferred to depletable costs; costs not associated with producing fields are amortized over a period not exceeding the remaining lease term.

Costs associated with significant development projects are not depleted until commercial production commences. Unproved land acquisition costs that are individually immaterial are amortized on a straight-line basis over the average lease term until properties are determined to be productive or impaired. Gas plants, net of estimated salvage values, are depreciated on a straight-line basis over their estimated remaining useful lives, not to exceed the estimated remaining productive lives of related fields. Pipelines and corporate assets are depreciated using the straight-line method at annual rates of 7% and 4% to 33%, respectively. Gas plants and pipelines in the North Sea are depreciated using the unit of production method based on the related fields.

e) Asset Retirement Obligations

The fair value of the statutory, contractual or legal liability associated with the retirement and reclamation of tangible long-lived assets is recorded when the related assets are put into use, with a corresponding increase to the carrying amount of the related assets. The increase to capitalized costs is amortized to earnings on a basis consistent with depreciation, depletion and amortization of the underlying assets. Subsequent changes in the estimated fair value of the asset retirement obligations (ARO) are capitalized and amortized over the remaining useful life of the underlying asset. See note 6 for details.

The ARO liabilities are carried on the Consolidated Balance Sheet at their discounted present value and are accreted over time for the change in their present value, with this accretion charge included in depreciation, depletion and amortization.

Actual expenditures incurred are charged against the accumulated obligation with the resulting difference recognized in income as a gain or loss.

f) Capitalized Interest

Interest costs associated with major development projects are capitalized until the necessary facilities are completed and ready for use. These costs are subsequently amortized to income with the related assets.

g) Royalties

Certain of the Company’s foreign operations are conducted jointly with the respective national oil companies. These operations are reflected in the Consolidated Financial Statements based on Talisman’s working interest in such activities. All other government stakes, other than income taxes, are considered to be royalty interests. Royalties on production from these joint foreign operations represent the entitlement of the respective governments to a portion of Talisman’s share of crude oil, liquids and natural gas production and are recorded using rates in effect under the terms of contracts at the time of production.

h) Petroleum Revenue Tax

United Kingdom Petroleum Revenue Tax (“PRT”) is accounted for using the life of the field method whereby total future PRT is estimated using current reserves and anticipated costs and prices and charged to income based on net operating income as a proportion of estimated future net operating income. Changes in the estimated total future PRT are accounted for prospectively.

i) Foreign Currency Translation

The Company’s functional currency is the US dollar. The Company’s financial results have been reported in Canadian dollars as explained below.

The Company’s self-sustaining operations, which include the Canadian and UK operations, are translated into US dollars using the current rate method, whereby assets and liabilities are translated at period-end exchange rates while revenues and expenses are converted using average rates for the period. Gains and losses on translation to US dollars relating to self-sustaining operations are deferred and included in a separate component of shareholders’ equity described as cumulative foreign currency translation.

The remaining foreign operations are not considered self-sustaining and are translated using the temporal method. Under this method, monetary assets and liabilities denominated in foreign currencies are translated at exchange rates in effect at the balance sheet date. Non-monetary assets and liabilities denominated in foreign currencies are translated at rates in effect on the dates the assets were acquired or liabilities were assumed. Revenues and expenses are translated at rates of exchange prevailing on the transaction dates. Gains and losses on translation are reflected in income when incurred.

The Company’s financial results have been reported in Canadian dollars with amounts translated to Canadian dollars as follows: assets and liabilities at the rate of exchange in effect at the applicable balance sheet date and revenues and expenses at the average exchange rates for the periods. The Company’s share capital accounts, including its common shares and contributed surplus, are translated at rates in effect at the time of issuance. Unrealized gains and losses resulting from the translation to Canadian dollars are included in the cumulative foreign currency translation account.

j) Employee Benefit Plans

The cost of pensions and other retirement benefits earned by employees is determined using the projected benefit method prorated on service and management’s best estimate of expected plan investment performance, salary escalation and retirement ages of employees. There is uncertainty relating to the assumptions used to calculate the net benefit plan expense and accrued benefit obligation which are long term, consistent with the nature of employee future benefits.

The discount rate used to determine the accrued benefit obligation is determined by reference to market interest rates at the measurement date on high quality debt instruments with cash flows that match the timing and amount of expected benefit payments. For purposes of calculating the expected return on plan assets, those assets are valued at fair value. The excess of the cumulative unamortized net actuarial gain or loss over 10% of the greater of the accrued benefit obligation and the fair value of plan assets at the beginning of the year is amortized over the average remaining service life of active employees. The unamortized transitional assets and obligations, and past service costs are being amortized over the average remaining service period of active employees expected to receive benefits under the benefit plans.

k) Derivative Financial Instruments and Commodity Contracts

The Company may enter into derivative financial instruments to hedge against adverse fluctuations in foreign exchange rates, electricity rates, interest rates and commodity prices. Payments or receipts on derivative financial instruments that are designated and effective as hedges are recognized in income concurrently with the hedged transaction and are recorded in the Consolidated Statements of Income and Cash Flows in the line item associated with the hedged transaction. For example, gains and losses on commodity hedges are included in revenues.

If the derivative financial instrument that has been designated as a hedge is terminated or is no longer designated as part of the hedging relationship, the gain or loss on the hedge at that date is deferred and recognized concurrently with the anticipated transaction. If it is no longer probable that the anticipated transaction will occur substantially as and when identified at the inception of the hedging relationship, the gain or loss on the hedge at that date is recognized immediately. Subsequent changes in the value of the derivative financial instrument are reflected in income. Any derivative financial instrument that does not constitute a hedge is recorded at fair value with any resulting gain or loss reflected in income.

All of the Company’s commodity derivative financial instruments outstanding during 2005 met the hedging requirements under Canadian GAAP. The hedging requirements as amended by Accounting Guideline 13 require the designation of a hedging relationship, including a hedged and a hedging item, identification of the risk exposure being hedged and reasonable assurance that the hedging relationship will be effective throughout its term. In addition, in the case of anticipated transactions, it must also be probable that the transaction designated as being hedged will occur. The Company assesses, both at the hedge’s inception and on an ongoing basis, whether the derivative financial instruments that have been designated as hedges are highly effective in offsetting changes in fair value or cash flows of the hedged items.

The Company enters into commodity contracts in the normal course of business including contracts with fixed terms. The contracts outstanding at December 31, 2005 are disclosed in notes 11 and 12 to the Consolidated Financial Statements. The Company’s production is expected to be sufficient to deliver all required volumes under these contracts. No amounts are recognized in the Consolidated Financial Statements related to these contracts until such time as the associated volumes are delivered.

l) Income Taxes

Talisman uses the liability method to account for income taxes. Under the liability method, future income taxes are based on the differences between assets and liabilities reported for financial accounting purposes from those reported for income tax. Future income tax assets and liabilities are measured using substantively enacted tax rates. The impact of a change in tax rate is recognized in net income in the period in which the tax rate is substantively enacted.

Certain of the Company’s contractual arrangements in foreign jurisdictions stipulate that income taxes are to be paid by the respective national oil company out of its entitlement share of production. Such amounts are included in income tax expense at the statutory tax rate in effect at the time of production.

m) Revenue Recognition

Revenues associated with the sale of crude oil, natural gas and liquids are recognized when title passes from the Company to the customer. Crude oil and natural gas produced and sold by the Company below or above its working interest share in the related resource properties results in production underliftings or overliftings. Underliftings are recorded as inventory and overliftings are recorded as deferred revenue. Amounts received under take-or-pay gas sales contracts in respect of undelivered volumes are accounted for as deferred income and recognized as revenue when volumes are delivered. Transportation expenses are reported as a separate expense and not netted off against revenue.

n) Stock-based Compensation

Talisman has stock options or stock appreciation rights, cash unit plans and deferred share units for employees and directors, which are described in note 8. In 2003, the option plans were amended to provide holders of stock options the choice upon exercise to receive a cash payment in exchange for surrendering the option. Commencing in 2003, as a result of the amendment to the stock option plans, the Company began to use the intrinsic-value method to recognize compensation expense associated with its stock appreciation rights. Obligations are accrued on a graded vesting basis on the difference between the market value of the Company’s common shares and the exercise price of the options. This obligation is revalued each reporting period based on the changes in the graded vested number of options outstanding and changes in the market value of the Company’s common shares. Prior to 2003, no amount of compensation expense was recognized in the Consolidated Financial Statements for stock-based compensation.

o) Goodwill

Goodwill represents the excess purchase price over the fair value of identifiable assets and liabilities acquired in business combinations. Goodwill is not amortized but is subject to ongoing annual impairment reviews, or more frequently as economic events dictate, based on the fair value of reporting units. The fair value of each reporting unit is determined and compared to the book value of the reporting unit. If the fair value of the reporting unit is less than the book value, then a second test is performed to determine the amount of the goodwill impairment. The amount of the impairment is determined by deducting the fair value of the reporting unit’s individual assets and liabilities from the fair value of the reporting unit to determine the implied fair value of goodwill and comparing that amount to the book value of the reporting unit’s goodwill. Any excess of the book value of goodwill over the implied fair value of goodwill is the impairment amount. The Company’s reporting units are consistent with the geographic segments included in note 20.

p) Net Income and Diluted Net Income Per Share

Net income per share is calculated by dividing net income by the weighted-average number of common shares outstanding. Diluted net income per share is calculated giving effect to the potential dilution that could occur if stock options were exercised in exchange for common shares.

The Company uses the treasury stock method to determine the dilutive impact of options. This method assumes that any proceeds from the exercise of options would be used to purchase common shares at the average market price during the period.

q) Cash and Cash Equivalents

Cash and cash equivalents include short-term investments with an original maturity of three months or less. Cash and cash equivalents are stated at cost, which approximates market value.

r) Measurement Uncertainty

To facilitate the timely preparation of the Consolidated Financial Statements, management has made estimates and assumptions regarding certain assets, liabilities, revenues and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the Consolidated Financial Statements. Accordingly, actual results may differ from estimated amounts.

Amounts recorded for depreciation, depletion and amortization and amounts used for impairment calculations are based on estimates of oil and natural gas reserves and commodity prices and capital costs required to develop those reserves. By their nature, estimates of reserves and the related future cash flows are subject to measurement uncertainty, and the impact of differences between actual and estimated amounts on the Consolidated Financial Statements of future periods could be material.

Inherent in the fair value calculation of ARO are numerous assumptions and judgments, including the ultimate settlement amounts, inflation factors, credit adjusted discount rates, timing of settlement, and changes in the legal, regulatory, environmental and political environments. To the extent future revisions to these assumptions impact the fair value of the existing ARO liability, a corresponding adjustment is made to the oil and gas property balance.

The values of pension assets and obligations and the amount of pension costs charged to net income depend on certain actuarial and economic assumptions which, by their nature, are subject to material measurement uncertainty.

s) Reclassification

Certain information provided for prior years has been reclassified to conform to the presentation adopted in the current year.

2. CHANGE IN ACCOUNTING POLICY

Preferred Securities

Effective January 1, 2005, the Company retroactively adopted certain changes to the Canadian Institute of Chartered Accountants (“CICA”) accounting standard for financial instruments. The change to this standard requires that the Company’s preferred securities, all of which were redeemed in 2004, be treated as debt rather than equity. Previously preferred securities charges were charged directly to retained earnings but, under these changes to the accounting standard, they would have been charged to interest expense. In addition, since the preferred securities would have been treated as debt, the balance would have been revalued at each balance sheet date with the offsetting movement reflected in the cumulative foreign currency translation account. As a result, there would not have been a gain on the redemption of the preferred securities. There was no impact to the 2005 results as the preferred securities were fully redeemed by the end of the second quarter in 2004.

The adjustment required to the December 31, 2004 Consolidated Balance Sheet to implement this change in accounting is as follows:

	As previously reported	Adjustments	As restated
Cumulative foreign currency translation	(150)	74	(76)
Retained earnings	2,244	(74)	2,170

The adjustment to the Consolidated Statement of Income for the year ended December 31, 2004 is as follows:

	As previously reported	Adjustments	As restated
Interest on long-term debt	158	15	173
Future income tax (recovery)	(105)	(6)	(111)
Net income	663	(9)	654
Preferred securities charges, net of tax	(9)	9	—
Gain on redemption of preferred securities, net of tax	23	(23)	—
Net income available to common shareholders	677	(23)	654

Per common share (Canadian dollars)
Net income	1.77	(.06)	1.71
Diluted net income	1.74	(.06)	1.68

The adjustment to the Consolidated Statement of Income for the year ended December 31, 2003 is as follows:

	As previously reported	Adjustments	As restated
Interest on long-term debt	137	41	178
Future income tax (recovery)	(48)	(5)	(53)
Net income	1,012	(36)	976
Preferred securities charges, net of tax	(22)	22	—
Net income available to common shareholders	990	(14)	976

Per common share (Canadian dollars)
Net income	2.56	(.03)	2.53
Diluted net income	2.53	(.03)	2.50

3. ACQUISITIONS

The following acquisitions have been accounted for using the purchase method and the results have been included in these Consolidated Financial Statements from the dates of acquisitions.

Corporate Acquisitions

Paladin Resources plc In November 2005, Talisman acquired control (73%) of Paladin Resources plc (Paladin), an oil and gas exploration and development company. An additional 25% of the shares were acquired prior to year end resulting in a 98% ownership interest in Paladin at December 31, 2005. The 98% of Paladin was acquired for $2,560 million in cash and $74 million in long-term debt, net of cash acquired ($11 million). The acquisition has been accounted for using the purchase method and the Paladin results have been included in the Consolidated Financial Statements of the Company from the date of acquisition. The remaining 2% of Paladin was acquired in January 2006. The Company’s evaluation of the net assets and liabilities acquired has not yet been finalized.

Fair value of net assets acquired	North Sea	Southeast Asia and Australia	North Africa	Combined
Property, plant and equipment	2,956	324	14	3,294
Net non-cash working capital	(9)	—	—	(9)
Goodwill	891	26	4	921
Fair value of derivatives	(147)	—	—	(147)
Future income tax	(1,138)	(48)	(5)	(1,191)
Asset retirement obligations	(155)	(13)	—	(168)
Non-controlling interest	(66)	—	—	(66)
	2,332	289	13	2,634

Other Acquisitions

During 2005, Talisman completed a number of oil and gas property and corporate acquisitions for a total cost of $536 million, comprised of $544 million in cash, assumed working capital ($12 million) and $4 million of properties exchanged. Four transactions accounted for the majority of the acquisitions and were acquired for a total cost of $515 million. These acquisitions included oil and gas properties in North America and the North Sea.

Fair value of net assets acquired	North America	North Sea	Combined
Property, plant and equipment	218	486	704
Goodwill	—	177	177
Asset retirement obligations	—	(81)	(81)
Future income tax	(70)	(215)	(285)
	148	367	515

During 2004, Talisman completed a number of oil and gas property and corporate acquisitions for a total cost of $330 million, comprised of $317 million in cash, ($1 million) of assumed working capital and $14 million of properties exchanged. Three of the transactions account for the majority of the acquisitions and were acquired for a total cost of $288 million. These three acquisitions included oil and gas properties in North America and the North Sea.

Fair value of net assets acquired	North America	North Sea	Combined
Property, plant and equipment	93	374	467
Asset retirement obligations	—	(101)	(101)
Future income tax	—	(78)	(78)
	93	195	288

Goodwill Continuity

	2005	2004
Opening balance at January 1	466	473
Acquired during year	1,098	—
Foreign currency translation effect	(60)	(7)
Closing balance at December 31	1,504	466

4. INVENTORIES

December 31	2005	2004
Materials and supplies	99	75
Product	71	3
	170	78

5. PROPERTY, PLANT AND EQUIPMENT

	Cost	Accumulated DD&A	Net book value
December 31, 2005
Oil and gas properties	13,542	5,662	7,880
Gas plants, pipelines and production equipment	10,339	3,277	7,062
Corporate assets	342	211	131
	24,223	9,150	15,073

December 31, 2004
Oil and gas properties	9,789	4,730	5,059
Gas plants, pipelines and production equipment	8,795	3,102	5,693
Corporate assets	275	180	95
	18,859	8,012	10,847

In the year ended December 31, 2005, interest costs of $19 million (2004 – $13 million; 2003 – $24 million) were capitalized.

Included in property, plant and equipment are the following costs that were not subject to depreciation, depletion or amortization (DD&A) as at December 31:

Non-depleted capital at December 31	2005	2004
Acquired unproved reserve costs (1)
North America – associated with producing fields	34	38
North Sea – associated with producing fields	823	—
Southeast Asia and Australia – associated with producing fields	63	—
North Sea – not associated with producing fields	465	54
Other – not associated with producing fields	164	41
Exploration costs (2)	450	284
Development Projects (3)
North America	30	16
Southeast Asia and Australia	369	345
North Sea	826	117
Trinidad and Tobago	—	255
	3,224	1,150

(1)   Acquisition costs of unproved reserves are not depleted or amortized while under active evaluation for commercial reserves.

(2)   Exploration costs consist of drilling in progress and wells awaiting determination of proved reserves, approval of development plans or commencement of production.

(3)   Development projects are not depleted pending initial production.

				Greater than
Summary of exploration costs	Total	Less than 1 year	1 to 3 years	3 years
North America	328	276	52	—
North Sea	16	16	—	—
Southeast Asia and Australia	10	4	6	—
North Africa	23	1	—	22
Trinidad and Tobago	45	27	18	—
Other	28	22	6	—
	450	346	82	22

In North America, the non-depleted exploration costs increased by $126 million as $112 million was reclassified to depletable capital, $38 million expensed to dry hole, and $276 million spent during the year was added to non-depleted exploration capital. Costs of $52 million relating to 10 wells drilled prior to 2005 continue to be capitalized, as management’s ongoing assessment includes further development activity planned for 2006.

In the North Sea, the non-depleted exploration costs decreased by $3 million as $18 million was reclassified to depletable capital, $1 million expensed to dry hole, and $16 million in additional capital was added to non-depleted exploration capital.

In Southeast Asia and Australia, the non-depleted exploration costs increased by $2 million as $2 million was reclassified to depletable capital and $4 million spend during the year was added to non-depleted exploration capital. Costs of $6 million relating to one well drilled prior to 2005 continue to be capitalized, as management’s ongoing assessment includes further development activity planned for 2006.

In North Africa, the non-depleted exploration costs did not change as $1 million in new capital spending was offset by foreign exchange movements on the previously existing balances. During the year, the Company approved plans for the Phase 2 development of the MLN fields involving injection of gas and drilled two additional wells. The EMK unit development plan project sanction is expected in 2006. The costs associated with the MLSE and EMK unit wells continue to be capitalized as the Company actively pursues development, including drilling additional wells.

In Trinidad and Tobago, the non-depleted exploration costs increased by $25 million as $1 million was reclassified to depletable capital, $2 million expensed to dry hole and $26 million spent during the year was added to non-depleted exploration capital, with the remaining $2 million increase resulting from foreign exchange movements. Costs of $18 million relating to three wells drilled prior to 2005 continue to be capitalized, as management’s ongoing assessment includes further development activity planned for 2006.

In other exploration areas, the non-depleted exploration costs increased by $16 million as $5 million was expensed to dry hole, and $21 million spend during the year was added to non-depleted exploration capital. Costs of $6 million relating to one well drilled prior to 2005 continue to be capitalized, as management’s ongoing assessment includes further development activity planned for 2006.

6. ASSET RETIREMENT OBLIGATIONS

Total accretion for year ended December 31, 2005 of $76 million (2004 – $70 million; 2003 – $58 million) has been included in depreciation, depletion and amortization. At December 31, 2005, the estimated total undiscounted asset retirement obligations were $3.1 billion (2004 – $2.6 billion). These obligations will be settled based on the estimated useful lives of the underlying assets, the majority of which are expected to be settled within the next 30 years. The ARO has been discounted using credit-adjusted risk free rates of 5.5% in the North Sea and 6.5% in North America and rest of world. No amount of market risk premium has been included in the estimate of the Company’s ARO liability as management does not believe there to be sufficient evidence in the oil and gas industry to estimate any such market premium.

During the years the Company’s asset retirement obligations changed as follows:

	2005	2004
ARO liability at January 1	1,295	1,177
Liabilities incurred during the year	279	126
Liabilities settled during the year	(32)	(29)
Accretion expense	76	70
Revisions in estimated cash flows	(111)	(44)
Foreign currency translation	(159)	(5)
ARO liability at December 31(1)	1,348	1,295

(1)   Included in December 31, 2004 and December 31, 2005 liabilities are $23 million and $28 million respectively of short-term reclamation costs recorded in accounts payable on the balance sheet for a net long-term ARO liability of $1,272 million and $1,320 million, respectively.

7. LONG-TERM DEBT

December 31	2005	2004
Bank Credit Facilities (1)
5.39% Bank Credit Facilities	43	328
5.29% Acquisition Credit Facility (2)	1,848	—
Debentures and Notes (Unsecured) (3)
6.96% notes (US$200 million), due 2005	—	241
6.89% notes (US$50 million), Series B, due 2006 (2), (4)	58	60
5.80% medium term notes, due 2007	385	385
7.125% debentures (US$175 million), due 2007	204	211
6.68% notes (US$100 million), due 2008	117	120
8.06% medium term notes, due 2009	174	174
5.125% notes (US$375 million), due 2015 (5)	437	—
6.625% notes (£250 million), due 2017 (6)	501	577
7.25% debentures (US$300 million), due 2027	350	361
5.75% notes (US$125 million), due 2035	146	—
	4,263	2,457

(1)   Rates reflect the weighted-average interest rate of instruments outstanding at December 31. Rates are floating rate-based and vary with changes in short-term market interest rates.

(2)   The amounts outstanding at December 31, 2005 have been classified as long-term debt since the Company has the ability and intention to replace this debt with long-term borrowings under the revolving bank credit facilities and through the long-term notes issued subsequent to year end. At year end, £725 million had been effectively swapped into US$1,272 million. See note 11 to the Consolidated Financial Statements.

(3)   Interest on debentures and notes is payable semi-annually except for interest on the 6.625% notes (£250 million) which is payable annually, and the 6.68% notes (US$100 million) which is paid quarterly.

(4)   Repayable in five equal annual instalments commencing 2006.

(5)   The interest rate on US$300 million of this debenture has been swapped to a floating rate obligation bearing interest at three-month LIBOR plus 0.433% (4.97% at December 31, 2005). See note 11 to the Consolidated Financial Statements.

(6)   Prior to January 1, 2004, the £250 million Eurobond was effectively swapped into US$364 million indebtedness. Effective January 2004 this debt is no longer swapped into US dollars and is now revalued based on the Canadian dollar to pound sterling exchange rate. See note 11 to the Consolidated Financial Statements.

Bank Credit Facilities

At December 31, 2005, Talisman had unsecured credit facilities totaling $1,345 million, consisting of facilities of $585 million (Facility No. 1), $510 million (Facility No. 2), $150 million (Facility No. 3), $50 million (Facility No. 4) and $50 million (Facility No. 5). The maturity dates of Facilities No. 1 and 2 are June 30, 2008 and June 30, 2010, respectively and September 30, 2008 for Facilities 3, 4 and 5, although these dates may be extended from time to time upon agreement between the Company and the respective lenders. Prior to the maturity date, the Company may borrow, repay and reborrow at its discretion. All facilities must be repaid on their maturity dates.

Borrowings under Facilities No. 1 and 2 are available in the form of prime loans, Canadian or US dollar bankers’ acceptances, US dollar base rate loans or LIBOR-based loans. In addition, drawings to a total of $548 million are available in the form of letters of credit. Borrowings under Facility No. 3 are available in the form of prime loans, Canadian or US dollar bankers’ acceptances, US dollar base rate loans, LIBOR-based loans and letters of credit. Borrowings under Facility No. 4 are available in the form of prime loans, Canadian or US dollar guaranteed notes, US dollar base rate loans and LIBOR-based loans. Borrowings under Facility No. 5 are available in the form of prime loans, Canadian or US dollar banker’s acceptances, US dollar base rate loans and LIBOR-based loans. See note 12 for summary of letters of credit.

Subsequent Event

Subsequent to year end, Talisman completed a US$500 million offering of 5.85% notes due February 1, 2037 and a $350 million offering of 4.44% notes due January 27, 2011. Interest on both notes is paid semi-annually. The $350 million offering was immediately swapped into US$304 million 5.054% debt. The proceeds from these note offerings were used to repay a portion of the outstanding acquisition credit facility.

Acquisition Credit Facility

In connection with the funding of the acquisition of Paladin, the Company arranged a $2,605 million (£1,300 million), unsecured non-revolving acquisition credit facility maturing in October 2006. At December 31, 2005, $1,848 million was drawn on this facility. Subsequent to year end, the proceeds from the note offerings were used to repay a portion of the amounts outstanding under the acquisition credit facility. Following this repayment, the amounts drawn were approximately US$850 million. Borrowings are available in US dollars or pounds sterling in the form of bankers’ acceptances or LIBOR-based loans.

Paladin Credit Facility

At the time of Talisman’s acquisition of Paladin, Paladin was party to a US$600 million senior credit facility secured by the assets of Paladin. At year end, draws under this facility were $43 million, and were repaid subsequent to year end. Talisman is currently in the process of cancelling this credit facility.

Repayment Schedule

The Company’s contractual minimum repayments of long-term debt are as follows:

Year
2006 (1)	12
2007	601
2008	571
2009	186
2010	521
Subsequent to 2010	2,372
Total	4,263

(1)   The portion of long-term debt payable in 2006 has been classified as long-term debt since the Company has the ability and intention to replace this debt with long-term borrowings under the revolving bank credit facilities.

8. SHARE CAPITAL

Talisman’s authorized share capital consists of an unlimited number of common shares without nominal or par value and first and second preferred shares. No preferred shares have been issued.

	2005		2004		2003
Continuity of common shares	Shares	Amount	Shares	Amount	Shares	Amount
Balance, beginning of year	375,185,290	2,666	383,996,184	2,725	393,118,305	2,785
Issued on exercise of options	165,125	8	182,900	5	884,679	11
Purchased during year	(9,089,100)	(65)	(8,987,400)	(64)	(10,006,800)	(71)
Cancelled pursuant to terms of plans of arrangements	—	—	(6,394)	—	—	—
Balance, end of year	366,261,315	2,609	375,185,290	2,666	383,996,184	2,725

During the year ended December 31, 2005, Talisman repurchased 9,089,100 common shares of the Company pursuant to a NCIB for a total of $355 million (2004 – 8,987,400 for $286 million; 2003 – 10,006,800 for $194 million). The cost to repurchase common shares in excess of their average book value has been charged to retained earnings, contributed surplus and cumulative foreign currency translation.

In 2005, Talisman did not cancel any common shares of the Company (2004 – 6,394; 2003 – nil shares) pursuant to the terms of the offering agreements of certain past corporate acquisitions.

a) Stock Option Plans

Talisman has stock option plans that grant options to employees and directors. All options issued by the Company permit the holder to purchase one common share of the Company at the stated exercise price or, effective July 1, 2003, to receive a cash payment equal to the appreciated value of the stock option. Options granted under the plans are generally exercisable after three years and expire 10 years after the grant date. Option exercise prices approximate the market price for the common shares on the date the options were granted.

	2005		2004		2003
Continuity of stock options	Number of Options	Average Exercise Price ($)	Number of Options	Average Exercise Price ($)	Number of Options	Average Exercise Price ($)
Outstanding at January 1	20,788,375	19.58	23,599,596	17.55	22,152,162	15.51
Granted	5,921,130	42.16	3,695,580	25.68	7,184,097	19.83
Exercised for common shares	(165,125)	16.57	(182,900)	12.74	(884,679)	11.27
Exercised for cash payment	(4,832,109)	17.67	(6,023,241)	15.49	(4,260,711)	11.84
Forfeited	(217,032)	30.88	(300,660)	21.12	(591,273)	19.60
Outstanding at December 31	21,495,239	26.14	20,788,375	19.58	23,599,596	17.55
Exercisable at December 31	5,873,954	17.37	7,731,478	15.73	7,742,865	12.46
Options available for future grants pursuant to the Company’s Stock Option Plans	15,791,886		16,663,875		14,035,554

The range of exercise prices of the Company’s outstanding stock options is as follows:

December 31, 2005	Outstanding Options			Exercisable Options
Range of exercise prices ($)	Number of options	Weighted-average exercise price($)	Weighted-average years to expiry	Number of options	Weighted-average exercise price($)
8.59 – 19.99	10,446,152	18.10	6	4,438,052	15.81
20.00 – 29.99	5,203,152	24.32	8	1,399,072	21.69
30.00 – 39.99	43,425	32.55	9	—	—
40.00 – 49.99	5,761,260	42.08	9	36,830	42.06
50.00 – 57.05	41,250	57.05	10	—	—
8.59 – 57.05	21,495,239	26.14	7	5,873,954	17.37

The mark-to-market liability for the stock option plans as at December 31, 2005 was $657 million (2004 – $214 million).

b) Cash Unit Plan

In addition to the Company’s stock option plans, Talisman’s subsidiaries issue stock appreciation rights under the cash unit plans. Cash units are similar to stock options except that the holder does not have a right to purchase the underlying share of the Company.

	2005		2004		2003
Continuity of cash units	Number of units	Average exercise price ($)	Number of units	Average exercise price ($)	Number of units	Average exercise price ($)
Outstanding at January 1	1,526,640	21.34	1,153,515	19.83	—	—
Granted	997,310	42.22	399,075	25.63	1,170,165	19.82
Exercised	(9,900)	19.80	—	—	—	—
Forfeited	(63,695)	27.62	(25,950)	19.80	(16,560)	19.80
Outstanding at December 31	2,450,355	29.68	1,526,640	21.34	1,153,515	19.83
Exercisable at December 31	—	—	—	—	—	—

At December 31, 2005, the weighted-average years to expiry was eight years and the mark-to-market liability was $56 million (2004 – $9 million).

c) Deferred Share Units

Talisman also issues deferred share units to directors in lieu of cash compensation. Each deferred share unit (DSU) represents the right to receive a cash payment on retirement equal to the market value of the Company’s share at the time of surrender. Dividends are credited as additional DSU’s when paid. As at December 31, 2005, there were 67,444 (2004 – 57,275) units outstanding. The mark-to-market liability of $4 million (2004 – $2 million) is included in accrued liabilities on the balance sheet.

d) Stock-based Compensation

For the year ended December 31, 2005, the Company recorded stock-based compensation expense of $633 million (2004 – $171 million; 2003 – $185 million) relating to its stock option and cash unit plans. Of the total expense, $153 million (2004 – $82 million; 2003 – $47 million) relates to options and cash units exercised for cash, the remaining $480 million (2004 – $89 million; 2003 – $138 million) is primarily a result of the 90% (2004 – 32%; 2003 – 29%) increase in the Company’s share price during the year. In addition the Company capitalized $15 million (2004 – $nil; 2003 – $nil) of stock-based compensation during the year.

Year ended December 31	2005	2004	2003
Average exercise price	$49.22	$29.06	$22.81
Average grant price	17.67	15.49	11.84
Average gain per exercise	$31.55	$13.57	$10.97
Number of options and cash units exercised	4,842,009	6,023,241	4,260,711
Cash expense ($millions)	153	82	47

Of the combined mark-to-market liability for the stock option and cash unit plans of $713 million as at December 31, 2005 (2004 – $223 million), $630 million (2004 – $223 million) is included in accrued liabilities on the Consolidated Balance Sheet.

9. OTHER LONG-TERM OBLIGATIONS

The balance in other long-term obligations consists of the following:

	2005	2004
Pensions and other post-retirement benefits	40	33
Mark-to-market liability for stock-based compensation	83	—
Fair value of commodity price derivatives acquired	47	—
Discounted obligations on capital leases	40	—
Other	7	2
Closing balance at December 31	217	35

As a result of the acquisition of Paladin, Talisman acquired commodity price derivative contracts which extend to the end of 2008. The mark-to-market liability recorded on acquisition will be amortized to revenue over the remaining life of the underlying derivative contracts. Of the total liability acquired, $84 million is included in accounts payable and accrued liabilities.

During the second quarter of 2005, the Company entered into a leasing arrangement for the modification, refitting and use of a floating storage and offloading vessel (FSO). This vessel has been deployed on the South Angsi development in Malaysia.

The modifications to the FSO have been completed and an element of the leasing arrangement has been defined by the Company as a capital lease. The future minimum lease payments are US$5 million for each of the next five years and US$28 million for the remainder of the lease. The imputed rate of interest on the lease is 6% and the lease expires in 2016. Of the total discounted liability of $46 million, $6 million is included in accounts payable and accrued liabilities.

10. CUMULATIVE FOREIGN CURRENCY TRANSLATION

In accordance with the Company’s foreign exchange translation accounting policy, as disclosed in note 1(i), foreign exchange gains or losses on translation of self-sustaining foreign operations and the translation of the Company’s financial results into Canadian dollars for reporting purposes are included in shareholders’ equity in the cumulative foreign currency translation account.

The following components give rise to the exchange gains or (losses) included in the cumulative foreign currency translation account as at December 31:

	2005	2004
		(restated) (1)
Property, plant and equipment	(1,218)	(586)
Future tax liabilities (including PRT)	202	44
Asset retirement obligations	160	1
Long-term debt	634	520
Working capital	49	(23)
Goodwill	(92)	(32)
	(265)	(76)

(1)   Prior years have been retroactively restated to reflect the retroactive adoption of the change in accounting policy for Preferred Securities. See note 2 for details.

11. FINANCIAL INSTRUMENTS

Commodity Price Derivative Contracts

The Company enters into crude oil and natural gas price derivative contracts to reduce the volatility of the Company’s cash flows associated with anticipated sales of these commodities. The Company’s outstanding commodity price derivative contracts have been designated as hedges of the Company’s anticipated future commodity sales and, as such, gains and losses on these contracts are realized in income over the terms of the contracts.

During the year, the Company entered into natural gas price derivative contracts and acquired various crude oil and natural gas derivative contracts as a result of the acquisition of Paladin. The fair value of derivative contracts acquired was a liability of $147 million. This amount will be amortized into income over the remaining term of the contracts. Virtually all of the acquired derivative contracts qualify for hedge accounting and, as such, subsequent unrealized changes in the fair value of these contracts are deferred and realized in income over the remaining term of the contracts. The Company had the following commodity price derivative contracts outstanding at December 31, 2005.

Crude Oil Derivatives

Fixed price swaps	Hedge type	Term		(bbls/d)	US$/bbl
Dated Brent oil index	cash flow	2006	Jan – Jun	8,287	33.11
Dated Brent oil index	cash flow	2006	Jul – Dec	7,337	32.23
Dated Brent oil index	cash flow	2007	Jan – Jun	6,630	41.65
Dated Brent oil index	cash flow	2007	Jul – Dec	6,522	40.90
Dated Brent oil index	cash flow	2008	Jan – Jun	2,473	59.63
Dated Brent oil index	cash flow	2008	Jul – Dec	815	60.00

Natural Gas Derivatives

Forward sales	Hedge type	Term		mcf/d	£/mcf
Fixed price swaps (IPE/Heron index)	cash flow	2006	Jan – Mar	4,838	5.88
Fixed price swaps (IPE/Heron index)	cash flow	2006	Apr – Jun	2,419	3.41
Fixed price swaps (IPE/Heron index)	cash flow	2006	Jul – Sep	2,419	3.22

Natural Gas Derivatives

Two-way collars	Hedge type	Term		mcf/d	Floor CDN$/mcf		Ceiling CDN$/mcf
Two-way collars (IPE/Heron index)	cash flow	2006	Jan – Mar	2,419	6.72 (£/mcf	)	9.30 (£/mcf	)
Two-way collars (AECO index)	cash flow	2006	Feb – Mar	36,697	11.69		12.72
Two-way collars (AECO index)	cash flow	2006	Apr – Oct	64,220	8.82		10.98
Two-way collars (AECO index)	cash flow	2006	Nov – Mar 07	59,633	9.61		11.98
Two-way collars (AECO index)	cash flow	2007	Apr – Oct	41,284	7.41		9.71

Interest Rate and Foreign Exchange Derivative Contracts

In order to hedge a portion of the fair value risk associated with the US$375 million 5.125% notes due 2015, the Company entered into fixed to floating interest rate swap contracts with a total notional amount of US$300 million that expire on May 15, 2015. These swap contracts require Talisman to pay interest at a rate of three-month US$ LIBOR plus 0.433% while receiving payments of 5.125% semi-annually. These contracts have been designated as a hedge of the fair value of a portion (US$300 million) of the total US$375 million notes issued in May 2005.

In order to facilitate the exchange of the acquisition credit facility from pounds sterling into the Company’s functional currency (USD) the Company entered into forward contracts to buy UK pounds sterling (GBP) and sell US dollars. At December 31, 2005 foreign currency contracts were in place for £725 million at a rate of 1.7543US$/£; subsequent to year end additional contracts were executed and the amounts outstanding under the acquisition facility (£938 million) were exchanged for US$1,646 million resulting in an average exchange rate of 1.7552.

As a result of the acquisition of Paladin, Talisman acquired a foreign exchange derivative contract to swap US$15.1 million to NOK at a rate of 6.4475 NOK/US on March 31, 2006. The fair value of the contract acquired was less than $1 million; the contract is not designated as a hedge and is therefore recorded at fair value.

Effective January 1, 2004, certain US dollar cross currency swap contracts and interest rate swap contracts were no longer designated as hedges of the Eurobond and the Company recorded a deferred gain of $17 million, which is being amortized over the period to 2009, the original term of the contracts.

In December 1994, in anticipation of issuing the US$175 million 7.125% debentures, Talisman entered into interest rate swap contracts to hedge against possible adverse interest rate fluctuations. These contracts required Talisman to pay interest at 8.295% in exchange for receiving payments at the three-month LIBOR rate on a notional principal amount of US$100 million. These contracts expired on May 16, 2005.

The Company’s operations in the UK and Canada are largely self-sufficient (self-sustaining) and their economic exposure is more closely tied to their respective domestic currencies. Accordingly, these operations are measured in UK pounds sterling and Canadian dollars, respectively. Currently, the Company’s foreign exchange translation exposure principally relates to US dollar denominated UK and Canadian oil sales.

As part of the adoption by the Company as at January 1, 2004, of the new accounting guideline on Hedging Relationships, AcG 13 and effective January, 2004, the Eurobond debt denominated in UK pounds sterling, and the Company’s Canadian dollar debt were designated as hedges of the Company’s net investments in the UK and Canadian self-sustaining operations, respectively. As such the unrealized foreign exchange gains and losses resulting from the translation of this debt are deferred and included in a separate component of shareholders’ equity described as cumulative foreign currency translation.

Carrying Amounts and Estimated Fair Values of Financial Instruments

	2005			2004
Asset (liability) at December 31	Carrying Value	Fair Value	Unrecognized	Carrying Value	Fair Value	Unrecognized
Long-term debt	(4,263)	(4,423)	(160)	(2,457)	(2,659)	(202)
Cross currency and interest rate swaps	(1)	(7)	(6)	(3)	(3)	—
Natural gas derivatives	(4)	9	13	—	—	—
Crude oil derivatives	(126)	(163)	(37)	—	(41)	(41)

Borrowings under bank credit facilities are for short terms and are market rate based, thus, carrying value approximates fair value. The fair value of debentures and notes is based on market quotations, which reflect the discounted present value of the principal and interest payments using the effective yield at December 31 for instruments having the same term and risk characteristics. Fair values for interest rate derivative instruments are determined based on the estimated cash payment or receipt necessary to settle the contract at December 31. Cash payments or receipts are based on discounted cash flow analysis using current market rates and prices. Fair values for commodity and foreign exchange derivatives are based on forward pricing curves as at December 31.

The fair values of other financial instruments, including cash and cash equivalents, accounts receivable and accounts payable approximate their carrying values.

Interest Rate Risk

Drawings under the Company’s bank credit facilities are at floating interest rates and expose the Company to interest rate risk. The Company is also exposed to interest rate risk on maturity and refinancing of its fixed rate debt.

Credit Risk

A significant portion of the Company’s accounts receivable is due from entities in the oil and gas industry. Concentration of credit risk is mitigated by having a broad domestic and international customer base, which includes a significant number of companies engaged in joint operations with Talisman. The Company routinely assesses the financial strength of its partners and customers, including parties involved in marketing or other commodity arrangements. At December 31, 2005, the Company’s largest credit exposure to a single party was approximately $154 million.

The Company is exposed to credit risk associated with possible non-performance by derivative instrument counterparties. The Company actively limits the total exposure to individual counterparties.

12. CONTINGENCIES AND COMMITMENTS

From time to time, Talisman is the subject of litigation arising out of the Company’s operations. Damages claimed under such litigation, including the litigation discussed below, may be material or may be indeterminate and the outcome of such litigation may materially impact the Company’s financial condition or results of operations. While Talisman assesses the merits of each lawsuit and defends itself accordingly, the Company may be required to incur significant expenses or devote significant resources to defending itself against such litigation. These claims are not currently expected to have a material impact on the Company’s financial position.

Talisman continues to be subject to a lawsuit brought by the Presbyterian Church of Sudan and others commenced in November 2001 under the Alien Tort Claims Act in the United States District Court for the Southern District of New York (the Court). The lawsuit, which is seeking class action status, alleges that the Company conspired with, or aided and abetted, the Government of Sudan to commit violations of international law in connection with the Company’s now disposed of interest in oil operations in Sudan. On August 30, 2005, the Court denied Talisman’s motion for Court approval to appeal the Court’s prior denial of Talisman’s motion for judgment on the pleadings, which sought dismissal of the lawsuit. Also on August 30, 2005, the Court declined to dismiss the lawsuit in response to the filing of a Statement of Interest by the US Department of Justice, expressing the US government’s view that the lawsuit interferes with US-Canada relations. On September 20, 2005, the Court denied, for the second time, the plaintiffs’ motion to certify the lawsuit as a class action. On October 5, 2005, the plaintiffs filed papers to appeal the decision denying class action status. The Company has filed papers opposing the plaintiffs’ appeal. Talisman believes the lawsuit is entirely without merit and is continuing to vigorously defend itself. Talisman does not expect the lawsuit to have a material adverse effect on it.

Talisman’s estimated total undiscounted future ARO at December 31, 2005 was $3.1 billion (2004 – $2.6 billion), approximately 66% of which is denominated in UK pounds sterling. At December 31, 2005, Talisman had accrued $1,348 million (2004 – $1,295 million) of this liability. The Company has provided letters of credit, effective January 1, 2006 in an amount of $467 million of which majorities were provided as security for the costs of future dismantlement, site restoration and abandonment obligations in the North Sea ($336 million). The remaining outstanding letters of credit primarily relate to a retirement compensation arrangement, guarantees of minimum work commitments and abandonment obligations in other areas. In addition, the Company has issued guarantees as security for certain minimum work, future dismantlement, site restoration and abandonment obligations in lieu of letters of credit.

Talisman leases certain of its ocean-going vessels and corporate offices, all of which, with the exception of the leasing arrangement as described in note 9 to the Consolidated Financial Statements, are accounted for as operating leases. In addition to the minimum lease payments, Talisman has ongoing operating commitments associated with the vessels. The term of the Ross Floating Production, Storage and Offloading vessel (FPSO) lease depends on the expected life of the Ross and Blake fields.

Estimated Future Minimum Commitments (1)

	2006	2007	2008	2009	2010	Subsequent to 2010	Total
Office leases	28	26	22	21	23	87	207
Vessel leases (2)	59	14	6	6	6	33	124
Transportation and processing commitments (3)	155	106	87	71	68	557	1,044
Minimum work commitments	319	53	—	19	—	—	391
Abandonment obligations	40	28	28	16	18	2,984	3,114
Other service contracts (4)	311	364	226	93	23	26	1,043
Total	912	591	369	226	138	3,687	5,923

(1)   Future minimum payments denominated in foreign currencies have been translated into Canadian dollars based on the December 31, 2005 exchange rate.

(2)   Includes the future minimum lease payments of the FSO under capital lease.

(3)   Certain of the Company’s transportation commitments are tied to firm gas sales contracts.

(4)   Other service contracts consist primarily of drilling rig commitments to meet a portion of the Company’s future drilling requirements.

During 2004, the Company signed a long-term contract to sell 810 bcf of Corridor natural gas to West Java, over a 17-year period with gas sales commencing in 2007, at a price of US$1.91/mcf, with no associated transportation costs. The Company anticipates having sufficient production to meet all future delivery commitments.

Talisman has firm commitments for gathering, processing and transportation services that require the Company to pay tariffs to third parties for processing or shipment of certain minimum quantities of crude oil and liquids and natural gas. The Company anticipates having sufficient production to meet these commitments.

The Company has also entered into sales contracts for a portion of its future North American natural gas production. The following are the average volumes under contract and the weighted-average contract price in each of the years shown. The company has sufficient future production to meet these fixed price sales contracts as the volumes represent less than 2% of the anticipated future North American production.

Natural Gas (North America)

Fixed price sales	2006	2007	2008	2009	2010	2011
Volumes (mcf/d)	14,650	12,208	3,552	3,552	3,552	3,552
Weighted-average price ($/mcf)	3.82	3.96	3.31	3.41	3.51	3.62

13. OTHER REVENUE

Years ended December 31	2005	2004	2003
Pipeline and custom treating tariffs	141	73	63
Investment income	14	9	9
Marketing income	10	3	4
	165	85	76

14. OTHER EXPENSES

Years ended December 31	2005	2004	2003
Net (gain) loss on asset disposals	(3)	30	(14)
Foreign exchange (gain) loss	(7)	30	7
Property impairments	31	31	30
Gain on derivatives settlement	—	(15)	—
Other expense (income)	18	13	(7)
	39	89	16

15. TAXES

Income Taxes

The current and future income taxes for each of the three years ended December 31 are as follows:

	2005	2004	2003
		(restated) (1)	(restated) (1)
Current income taxes
North America (2)	95	43	21
North Sea	558	266	99
Southeast Asia and Australia	291	134	84
North Africa	47	33	—
Trinidad and Tobago	64	—	—
Sudan	—	—	17
Other	3	2	8
	1,058	478	229
Future income taxes (recovery)
North America	160	(64)	(52)
North Sea	72	(28)	23
Southeast Asia and Australia	(34)	9	(13)
North Africa	8	8	4
Trinidad and Tobago	2	(1)	(10)
Sudan	—	—	9
Other	(32)	(35)	(14)
	176	(111)	(53)
Income taxes	1,234	367	176

(1)   Prior years have been retroactively restated to reflect the retroactive adoption of the change in accounting policy for Preferred Securities. See note 2 for details.

(2)   Current North America income taxes include the Canadian federal tax on large corporations, net of Alberta royalty tax credits.

The components of the net future tax liability at December 31 are as follows:

	2005	2004
Future tax liabilities
Property, plant and equipment	4,156	2,531
Pension assets	19	21
Other	169	146
	4,344	2,698
Future tax assets
Provision for asset retirement obligations	578	517
Other	128	81
	706	598
Net future tax liability	3,638	2,100

Future distribution taxes associated with operations in the UK have not been recorded because, based on current plans, repatriation of funds in excess of foreign reinvestment will not result in material amounts of tax expense. Unremitted earnings in other foreign jurisdictions are not material.

Income taxes vary from the amount that would be computed by applying the Canadian statutory income tax rate of 34.13% for the year ended December 31, 2005 (2004 – 34.13%; 2003 – 35.36%) as follows:

Years ended December 31	2005	2004	2003
		(restated) (1)	(restated) (1)
Income taxes calculated at the Canadian statutory rate	1,018	392	449
Increase (decrease) in income taxes resulting from:
Non-deductible royalties, mineral taxes and expenses	84	104	158
Resource allowances	(63)	(84)	(122)
Change in statutory tax rates	—	(50)	(160)
Non-taxable expense (income)	22	17	(80)
Deductible PRT expense	(27)	(43)	(32)
Higher (lower) foreign tax rates (net)	173	26	(2)
Provincial rebates and credits	(7)	1	(12)
Federal tax on large corporations	9	9	10
Other	25	(5)	(33)
Income taxes	1,234	367	176

(1)   Prior years have been retroactively restated to reflect the retroactive adoption of the change in accounting policy for Preferred Securities. See note 2 for details.

Petroleum Revenue Taxes

Petroleum Revenue Tax (PRT) expense primarily relates to the UK and is comprised of current tax expense of $150 million (2004 – $124 million; 2003 – $72 million) and deferred tax expense of $39 million (2004 – $5 million; 2003 – $20 million). The measurement of PRT expense and the related provision in the Consolidated Financial Statements is subject to uncertainty associated with future recovery of oil and gas reserves, commodity prices and the timing of future events, which could result in material changes to deferred amounts.

16. CONSOLIDATED STATEMENTS OF CASH FLOWS

Selected cash flow information:

Years ended December 31	2005	2004	2003
		(restated) (1)	(restated) (1)
Net income	1,561	654	976
Items not involving cash
Depreciation, depletion and amortization	1,843	1,650	1,435
Property impairments	31	31	30
Dry hole	241	311	251
Net (gain) loss on asset disposals	(3)	30	(14)
Gain on sale of Sudan operations	—	—	(296)
Stock-based compensation	480	89	138
Future taxes and deferred petroleum revenue tax (recovery)	215	(106)	(33)
Other	29	19	(9)
	2,836	2,024	1,502
Exploration	275	238	213
	4,672	2,916	2,691
Deferred gain on unwound hedges	—	—	(9)
Changes in non-cash working capital	199	203	(128)
Cash provided by operating activities	4,871	3,119	2,554
Cash interest paid (net of capitalized interest)	171	165	177
Cash income taxes paid	757	289	168

(1)   Prior years have been retroactively restated to reflect the retroactive adoption of the change in accounting policy for Preferred Securities. See note 2 for details. Changes in operating non-cash working capital consisted of the following:

Years ended December 31	2005	2004	2003
Accounts receivable	(175)	(72)	(32)
Inventories	(64)	19	32
Prepaid expenses	(2)	—	4
Asset retirement obligations expenditures	(32)	(29)	(24)
Accounts payable and accrued liabilities	254	103	(63)
Income and other taxes payable	218	182	(45)
Net source (use) of cash	199	203	(128)

17. NET INCOME AND DILUTED NET INCOME PER SHARE

The following table summarizes the calculation of basic net income and diluted net income per share.

	2005	2004	2003
		(restated) (1)	(restated) (1)
Net income available to common shareholders	1,561	654	976
Weighted-average number of common shares outstanding (millions) – basic	368	383	386
Dilution effect of stock options (millions)	9	7	5
Weighted-average number of commons shares outstanding (millions) – diluted	377	390	391

Net income per share ($/share)
Basic	4.24	1.71	2.53
Diluted	4.14	1.68	2.50

(1)   Prior years have been retroactively restated to reflect the adoption of the change in accounting policy for Preferred Securities. See note 2 for details.

Outstanding stock options are the only instruments that are currently dilutive to earnings per share. For 2005, 1,796,624 stock options that were antidilutive have been excluded from the computation of diluted earnings per share (2004 – 29,100; 2003 – 3,504,630).

18. EMPLOYEE BENEFITS

The Company sponsors both defined benefit and defined contribution pension arrangements covering substantially all employees. Defined benefit pension plans are based on years of service and final average salary. The defined pension benefits in the UK and Norway, which account for 30% of the accrued benefit obligation as at December 31, 2005, will increase at the rate of inflation. Although the Company has no commitment to provide for increases related to inflation on the remainder of its defined benefit pension plans, the benefits have increased annually by one-half of the rate of inflation.

The Company uses actuarial reports prepared by independent actuaries for funding and accounting purposes. The Company uses a December 31 measurement date for the majority of its defined benefit pension plans. The most recent actuarial valuation of the benefit plans for funding purposes was as of December 31, 2004, with the next valuation as of December 31, 2005, planned for the second quarter of 2006. The following significant actuarial assumptions were employed to determine the periodic pension expense and the accrued benefit obligations:

	2005	2004	2003
Accrued benefit obligation
Discount rate (%)	4.9	5.6	6.1
Rate of compensation increase (%)	4.3	4.3	4.5
Benefit expense
Discount rate (%)	5.6	5.9	6.4
Expected long-term rate of return on plan assets (%)	7.0	7.0	7.5
Assumed health care cost trend rates
Initial health care cost trend rate (%)	10.0	10.0	10.0
Health care cost trend rate declines to (%)	5.0	5.0	5.0
Year that the cost trend rate reaches final rate	2018	2018	2018

The Company’s net benefit plan expense is as follows:

	2005	2004	2003
Current service cost – defined benefit	10	10	7
Current service cost – defined contribution	8	8	7
Interest cost	10	10	8
Plan amendments	—	3	—
Actual return on plan assets	(16)	(17)	(17)
Actuarial loss on accrued benefit obligation	19	6	15
Costs arising in the period	31	20	20
Differences between costs arising in the period and net benefit plan expense
Return on plan assets	4	6	8
Plan amendments	—	(3)	—
Actuarial (gain) loss	(14)	7	(13)
Amortization of net transitional asset	(2)	(2)	(1)
Net benefit plan expense	19	28	14

Information about the Company’s defined pension benefit plans is as follows:

	2005 Pension plans grouped by funded status		2004 Pension plans grouped by funded status
	Surplus	Deficit (1)	Surplus	Deficit (1)
Accrued benefit obligation
Accrued benefit obligation, beginning of year (2)	95	80	93	47
Current service cost	6	4	6	4
Interest cost	5	5	6	4
Actuarial losses (gains)	10	9	(2)	8
Plan participants’ contributions	1	—	1	—
Benefits paid	(3)	(2)	(4)	(1)
Plan amendments	—	—	—	3
Other	—	(1)	—	10
Accrued benefit obligation, end of year (2)	114	95	100	75
Plan assets
Fair value of plan assets, beginning of year (2)	152	29	136	10
Actual gain on plan assets	16	1	16	2
Employer contributions	6	4	17	4
Plan participants’ contributions	1	—	1	—
Surplus applied to defined contribution plan	(8)	—	(8)	—
Benefits paid	(3)	(2)	(4)	(1)
Expenses	(1)	—	(1)	—
Other	—	(3)	—	9
Fair value of plan assets, end of year (2)	163	29	157	24
Funded status – surplus (deficit) (3)	49	(66)	57	(51)
Unamortized net actuarial losses	14	30	12	17
Unamortized prior service cost	—	3	—	5
Unamortized net transitional (asset) obligation	(6)	3	(8)	4
Net accrued benefit asset (liability)	57	(30)	61	(25)

(1)   The net accrued benefit liability for pension plans with a deficit funding status is included in other long-term obligations on the Consolidated Balance Sheet.

(2)   During 2005, the executive pension plan changed from a surplus to a deficit status. As a result, the 2005 opening balances have been adjusted to give effect to this reclassification as follows: accrued benefit obligation increased by $5 million and fair value of plan assets increased by $5 million. At December 31, 2004, the plan was in a surplus status and, accordingly, the 2004 balances have not been reclassified.

(3)   The funding deficit on the retirement compensation agreement is secured by letters of credit.

The net benefit plan expense of $19 million for the year ended December 31, 2005 (2004 – $28 million; 2003 – $14 million) is determined by using actuarial assumptions including expected return on plan assets and includes the amortization of net actuarial losses and net transitional assets and obligations as described in note 1(j).

The composition of the plan assets as a percentage of fair value is as follows:

	2005	2004	2003
Equity securities (%)	76	76	70
Fixed income (%)	24	23	30
Cash (%)	—	1	—
	100	100	100

The approximate target allocation percentage for the Canadian employee and executive plans that account for 58% of total plan assets is 70% equities, 30% bonds and expected return on assets is 8.2% equities and 4.8% bonds. The Company’s plan assets do not include any common shares of Talisman.

The projected future benefit payments are as follows:

2006	2007	2008	2009	2010	2011 – 2015
6	7	7	8	8	52

At December 31, 2005, the actuarial net present value of the accrued benefit obligation for other post-retirement benefit plans was $13 million (2004 – $12 million; 2003 – $8 million). The other post-retirement benefit plans provide medical, dental and life benefits for active and retired employees. The effect of a one-percentage point change in the assumed health care cost trend rates on accrued benefit obligations and benefit costs would be immaterial.

19. SALE OF SUDAN OPERATIONS

On March 12, 2003, the Company completed the sale of its 25% indirectly held interest in the Greater Nile Oil Project in Sudan. Total gross proceeds were $1.13 billion (US$771 million), including interest and cash received by Talisman during the interim period between September 1, 2002 and closing on March 12, 2003. The gain on sale is as follows:

Gross proceeds on sale of Sudan operations (US$ 771 million)	1,135
Less interim adjustments	(123)
1,012
Property, plant and equipment	687
Working capital and other assets	72
Future income tax liability	(59)
Net carrying value at March 12, 2003	700
Closing costs	16
Gain on disposal	296

20. SEGMENTED INFORMATION

Talisman’s activities are conducted in six geographic segments: North America, the North Sea, Southeast Asia and Australia, North Africa, Trinidad and Tobago and other international locations.  The Sudan operations were sold in 2003.  North America includes operations in Canada and the US. The North Sea includes operations in the United Kingdom, the Netherlands, Norway and Denmark. The Southeast Asia and Australia segment includes operations in Indonesia, Malaysia, Vietnam and Australia. The North Africa segment includes operations in Algeria and Tunisia. All activities relate to the exploration, development, production and transportation of oil, liquids and natural gas.

	North America (2)			North Sea (3)			Southeast Asia and Australia (4)			North Africa (5)
	2005	2004	2003	2005	2004	2003	2005	2004	2003	2005	2004	2003
Revenue
Gross sales
Oil and liquids	1,029	838	744	3,049	2,154	1,639	865	669	369	349	254	94
Natural gas	3,021	2,213	2,073	271	231	190	662	451	244	—	—	—
Synthetic oil	69	57	42	—	—	—	—	—	—	—	—	—
Sulphur	10	7	6	—	—	—	—	—	—	—	—	—
Total gross sales	4,129	3,115	2,865	3,320	2,385	1,829	1,527	1,120	613	349	254	94
Hedging	78	151	85	(1)	329	83	—	—	21	—	—	5
Royalties	816	599	587	56	37	8	553	391	156	135	97	46
Net sales	3,235	2,365	2,193	3,265	2,019	1,738	974	729	436	214	157	43
Other	76	62	54	88	23	23	1	—	—	—	—	—
Total revenue	3,311	2,427	2,247	3,353	2,042	1,761	975	729	436	214	157	43
Segmented expenses
Operating
Oil and liquids	142	135	131	808	627	498	56	73	64	24	17	12
Natural gas	300	257	237	36	23	14	31	25	22	—	—	—
Synthetic oil	30	23	22	—	—	—	—	—	—	—	—	—
Pipeline	6	6	5	15	12	16	—	—	—	—	—	—
Total operating expenses	478	421	395	859	662	528	87	98	86	24	17	12
Transportation	75	75	78	79	66	63	43	42	36	9	9	4
DD&A	946	785	688	670	661	616	144	174	95	36	30	17
Dry hole	122	128	135	53	109	69	11	25	9	—	4	1
Exploration	128	123	87	53	28	21	40	20	17	—	—	—
Other	(10)	18	(28)	54	30	26	1	(9)	9	—	—	—
Total segmented expenses	1,739	1,550	1,355	1,768	1,556	1,323	326	350	252	69	60	34
Segmented income (loss) before taxes	1,572	877	892	1,585	486	438	649	379	184	145	97	9
Non-segmented expenses
General and administrative
Interest on long-term debt
Gain on sale of Sudan operations
Stock-based compensation
Currency translation
Total non-segmented expenses
Income before taxes
Capital expenditures
Exploration	658	590	453	165	150	99	74	54	70	2	—	4
Development	879	821	629	867	357	397	231	201	246	25	8	30
Midstream	72	41	27	—	—	—	—	—	—	—	—	—
Exploration and development	1,609	1,452	1,109	1,032	507	496	305	255	316	27	8	34
Property acquisitions (1)
Midstream acquisitions
Proceeds on dispositions
Other non-segmented
Net capital expenditures
Property, plant and equipment	6,985	6,214	5,767	6,072	3,074	2,995	1,465	1,050	1,084	177	178	202
Goodwill	291	291	291	1,086	75	74	123	100	108	4	—	—
Other	663	419	403	614	347	386	348	221	217	43	36	27
Segmented assets	7,939	6,924	6,461	7,772	3,496	3,455	1,936	1,371	1,409	224	214	229
Non-segmented assets
Total assets

(1) Excluding corporate acquisitions.

(2) North America

		2005	2004	2003
Revenues	Canada	2,965	2,199	2,095
	US	346	228	152
		3,311	2,427	2,247
Property, plant and equipment	Canada	6,551	5,738	5,356
	US	434	476	411
		6,985	6,214	5,767

(3) North Sea

		2005	2004	2003
Revenues	United Kingdom	2,683	1,897	1,699
	Netherlands	56	36	26
	Norway	604	109	36
	Denmark	10	—	—
		3,353	2,042	1,761
Property, plant and equipment	United Kingdom	4,620	2,858	2,777
	Netherlands	45	41	40
	Norway	1,149	175	178
	Denmark	258	—	—
		6,072	3,074	2,995

	Trinidad and Tobago			Sudan			Other			Total
	2005	2004	2003	2005	2004	2003	2005	2004	2003	2005	2004	2003
Revenue
Gross sales
Oil and liquids	229	—	—	—	—	209	—	—	—	5,521	3,915	3,055
Natural gas	—	—	—	—	—	—	—	—	—	3,954	2,895	2,507
Synthetic oil	—	—	—	—	—	—	—	—	—	69	57	42
Sulphur	—	—	—	—	—	—	—	—	—	10	7	6
Total gross sales	229	—	—	—	—	209	—	—	—	9,554	6,874	5,610
Hedging	—	—	—	—	—	—	—	—	—	77	480	194
Royalties	35	—	—	—	—	97	—	—	—	1,595	1,124	894
Net sales	194	—	—	—	—	112	—	—	—	7,882	5,270	4,522
Other	—	—	—	—	—	(1)	—	—	—	165	85	76
Total revenue	194	—	—	—	—	111	—	—	—	8,047	5,355	4,598
Segmented expenses
Operating
Oil and liquids	11	—	—	—	—	18	—	—	—	1,041	852	723
Natural gas	—	—	—	—	—	—	—	—	—	367	305	273
Synthetic oil	—	—	—	—	—	—	—	—	—	30	23	22
Pipeline	—	—	—	—	—	—	—	—	—	21	18	21
Total operating expenses	11	—	—	—	—	18	—	—	—	1,459	1,198	1,039
Transportation	—	—	—	—	—	—	—	—	—	206	192	181
DD&A	47	—	—	—	—	19	—	—	—	1,843	1,650	1,435
Dry hole	21	12	—	—	—	—	34	33	37	241	311	251
Exploration	5	21	35	—	—	5	49	46	48	275	238	213
Other	—	1	—	—	—	—	1	19	2	46	59	9
Total segmented expenses	84	34	35	—	—	42	84	98	87	4,070	3,648	3,128
Segmented income (loss) before taxes	110	(34)	(35)	—	—	69	(84)	(98)	(87)	3,977	1,707	1,470
Non-segmented expenses
General and administrative										201	183	152
Interest on long-term debt										166	173	178
Gain on sale of Sudan operations										—	—	(296)
Stock-based compensation										633	171	185
Currency translation										(7)	30	7
Total non-segmented expenses										993	557	226
Income before taxes										2,984	1,150	1,244
Capital expenditures
Exploration	51	33	58	—	—	7	134	125	93	1,084	952	784
Development	21	158	72	—	—	(5)	—	—	—	2,023	1,545	1,369
Midstream	—	—	—	—	—	—	—	—	—	72	41	27
Exploration and development	72	191	130	—	—	2	134	125	93	3,179	2,538	2,180
Property acquisitions (1)										536	330	638
Midstream acquisitions										—	—	130
Proceeds on dispositions										(22)	(88)	(1,112)
Other non-segmented										28	26	38
Net capital expenditures										3,721	2,806	1,874
Property, plant and equipment	275	182	137	—	—	—	99	149	8	15,073	10,847	10,193
Goodwill	—	—	—	—	—	—	—	—	—	1,504	466	473
Other	24	11	11	—	—	—	13	—	7	1,705	1,034	1,051
Segmented assets	299	193	148	—	—	—	112	149	15	18,282	12,347	11,717
Non-segmented assets										57	61	63
Total assets										18,339	12,408	11,780

(4) Southeast Asia and Australia

		2005	2004	2003
Revenues	Indonesia	408	346	340
	Malaysia	539	363	85
	Vietnam	28	20	11
	Australia	—	—	—
		975	729	436
Property, plant and equipment	Indonesia	371	327	384
	Malaysia	818	701	677
	Vietnam	23	22	23
	Australia	253	—	—
		1,465	1,050	1,084

(5) North Africa

		2005	2004	2003
Revenues	Algeria	212	157	43
	Tunisia	2	—	—
		214	157	43
Property, plant and equipment	Algeria	162	178	202
	Tunisia	15	—	—
		177	178	202

21. INFORMATION REGARDING UNITED STATES GAAP DIFFERENCES

Accounting Principles Generally Accepted in the United States

The Consolidated Financial Statements have been prepared in accordance with accounting principles generally accepted in Canada (Canadian GAAP) which, in most respects, conform to accounting principles generally accepted in the United States (US GAAP). Significant differences between Canadian and US GAAP follows:

Net Income in Accordance with US GAAP

Years ended December 31 (millions of Canadian dollars)	Notes	2005	2004	2003
			(restated) (1)	(restated) (1)
Net income – Canadian GAAP		1,561	654	976
Foreign exchange loss	4	—	—	(62)
Depreciation, depletion and amortization	1,2,3,7	(41)	(35)	(19)
(Loss) gain on derivative instruments	4	(19)	85	(17)
Deferred income taxes	2	(6)	(16)	14
Gain on sale of Sudan operations	7	—	(296)
Interest on long-term debt	4	1	6	—
Results of discontinued operations, net of tax	7	—	—	(57)
		(65)	40	(437)
Income from continuing operations		1,496	694	539
Results of discontinued operations, net of tax	7	—	—	330
Income before cumulative effect of changes in accounting principles		1,496	694	869
Cumulative effect of changes in accounting principles, net of tax	8	—	—	53
Net income – US GAAP		1,496	694	922

Income per common share (Canadian dollars)
Basic
Continuing operations		4.07	1.81	1.40
Discontinued operations		—	—	0.85
Before cumulative effect of changes in accounting principles		4.07	1.81	2.25
Cumulative effect of changes in accounting principles, net of tax		—	—	0.14
Net income		4.07	1.81	2.39
Diluted
Continuing operations		3.97	1.78	1.38
Discontinued operations		—	—	0.84
Before cumulative effect of changes in accounting principles		3.97	1.78	2.22
Cumulative effect of changes in accounting principles, net of tax		—	—	0.14
Net income		3.97	1.78	2.36

(1)   Prior years have been retroactively restated to reflect the adoption of the change in accounting policy for Preferred Securities. See note 2 for details.

Comprehensive Income in Accordance with US GAAP

Years ended December 31 (millions of Canadian dollars)	Notes	2005	2004	2003
Net income – US GAAP		1,496	694	922
Other comprehensive income
Foreign exchange gain on translation unrealized of self-sustaining operations	6	40	288	650
Minimum pension liability, net of tax	10	(8)	—	—
Unrealized change in fair value of financial instruments, net of tax	4	(20)	(40)	—
Comprehensive income – US GAAP		1,508	942	1,572

Statement of Cash Flow Items in Accordance with US GAAP follows:

Years ended December 31 (millions of Canadian dollars)	Notes	2005	2004	2003
			(restated) (1)	(restated) (1)
Operating
Cash provided by operating activities	9	4,596	2,881	2,341
Investing
Cash used in investing activities	9	(5,869)	(2,519)	(1,497)
Financing
Cash provided by (used in) financing activities		1,346	(401)	(745)
Effect of translation on foreign currency cash		19	(21)	(28)
Net increase (decrease) in cash and cash equivalents		92	(60)	71
Cash and cash equivalents beginning of year		38	98	27
Cash and cash equivalents end of year		130	38	98

(1)   Prior years have been retroactively restated to reflect the adoption of the change in accounting policy for Preferred Securities. See note 2 for details.

Balance Sheet Items in Accordance with US GAAP follows:

		2005		2004
December 31 (millions of Canadian dollars)	Notes	Canadian GAAP	US GAAP	Canadian GAAP	US GAAP
				(restated) (1)
Current assets		1,631	1,631	970	970
Property, plant and equipment	1-3	15,073	15,343	10,847	11,158
Other non-current assets	4,10	1,635	1,562	591	521
		18,339	18,536	12,408	12,649
Current liabilities		3,032	3,032	1,643	1,643
Long-term debt		4,263	4,263	2,457	2,457
Future income taxes	2	3,638	3,574	2,100	2,045
Other non-current liabilities	4,10	1,611	1,616	1,377	1,366
		12,544	12,485	7,577	7,511
Non-controlling interest		66	66	—	—
Shareholders’ equity
Common shares		2,609	2,609	2,666	2,666
Contributed surplus	5	69	86	71	88
Cumulative foreign currency translation	4,6	(265)	(1,397)	(76)	(1,169)
Accumulative other comprehensive income	4,6,10	—	1,121	—	1,068
Retained earnings	1-7	3,316	3,566	2,170	2,485
Total liabilities and shareholders’ equity		18,339	18,536	12,408	12,649

(1)   Prior years have been retroactively restated to reflect the adoption of the change in accounting policy for Preferred Securities. See note 2 for details.

21.1 Gains on Property Exchanges Under both US and Canadian GAAP, property exchanges are recorded at the carrying value of the assets given up unless the exchange transaction includes significant cash consideration, in which case it is recorded at fair value. Under US GAAP, asset exchange transactions are recorded at fair value if cash consideration is greater than 25% (10% under Canadian GAAP) of the fair value of total consideration given or received. The resulting differences in the recorded carrying values of these properties result in differences in depreciation, depletion and amortization expense in subsequent years. During 2005, the Company early adopted the new standards for Canadian GAAP which were effective January 1, 2006, to coincide with the new US standards, as effective in the third quarter of 2005. The new standard will eliminate this US GAAP difference on a go forward basis. There was no impact in 2005.

21.2 Income Taxes and Depreciation, Depletion and Amortization Expense In 2000, the Company adopted the liability method to account for income taxes. The change to the liability method has eliminated a difference between Canadian and US GAAP, however, in accordance with the recommendations of the CICA, the effect of the adoption under Canadian GAAP resulted in a charge to retained earnings, whereas, under US GAAP, the future tax costs that gave rise to the Canadian GAAP adjustment have already been reflected in property, plant and equipment. As a result of the implementation method, further differences in depreciation, depletion and amortization expense result in subsequent years. Other adjustments to the Canadian GAAP net income required under US GAAP, as disclosed in this note, have been tax effected as necessary.

21.3 Impairments In 2004, the Company adopted a new standard that eliminated a US GAAP reconciling item in respect to impairments on a go forward basis. Under both US and Canadian GAAP, property, plant and equipment must be assessed for potential impairments. Under US GAAP, and effective in 2004 Canadian GAAP as disclosed in note 1(c), if the sum of the expected future cash flows (undiscounted and without interest charges) is less than the carrying amount of the asset, then an impairment loss (the amount by which the carrying amount of the asset exceeds the fair value of the asset) should be recognized. Fair value is calculated as the present value of estimated expected future cash flows. Prior to 2004, under Canadian GAAP, the impairment loss was the difference between the carrying value of the asset and its net recoverable amount (undiscounted). Previous impairment charges not required under Canadian GAAP have resulted in differences in depreciation, depletion and amortization expense in subsequent years.

21.4 Forward Foreign Exchange Contracts and Other Financial Instruments The Company has designated, for Canadian GAAP purposes, its derivative financial instruments as hedges, as described in note 11. In accordance with Canadian GAAP, payments or receipts on these contracts are recognized in income concurrently with the hedged transaction. The fair values of the contracts deemed to be hedges are not reflected in the Consolidated Financial Statements.

Effective January 1, 2001, for US GAAP purposes, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 133, as amended, Accounting for Derivative Instruments and Hedging Activities. Effective with the adoption of this standard, every derivative instrument, including certain derivative instruments embedded in other contracts, is recognized on the balance sheet at fair value. The statement requires that changes in the derivative instrument’s fair value be recognized currently in earnings unless specific hedge accounting criteria are met.

Prior to January 1, 2004, management had not designated any of the currently held derivative instruments as hedges for US GAAP purposes and, accordingly, these derivatives were recognized on the balance sheet at their fair value with the change in their fair value recognized in earnings. Subsequent to January 1, 2004, management has designated its commodity derivative financial instruments as hedges for US GAAP purposes and, accordingly, the changes in their fair value are now recognized in other comprehensive income (OCI) with any ineffective portion recognized in earnings. The ineffective portion was not significant in 2005 (2004 – $1 million). In 2005 the change in the fair value of derivative financial instruments decreased OCI by $20 million, net of income tax of $10 million. For fair value hedges, such as cross currency and interest rate swaps, both the derivative instrument and the underlying commitment are recognized on the balance sheet at their fair value. The change in fair value of both is reflected in income.

21.5 Appropriation of Contributed Surplus In 1992, concurrent with a change in control of the Company, $17 million of contributed surplus was appropriated to retained earnings to eliminate the deficit at June 30, 1992. This restatement of retained earnings is not permitted under US GAAP as the events that precipitated it did not constitute a quasi-reorganization.

21.6 Foreign Exchange Gains and Losses on Translation of Self-sustaining Foreign Operations Under US GAAP, foreign exchange gains and losses on translation of self-sustaining foreign operations are added to or deducted from net income, net of tax, in determining comprehensive income. Under Canadian GAAP, such gains and losses are included as a separate component of shareholders’ equity referred to as cumulative translation adjustment.

21.7 Discontinued Operations Under US GAAP, effective November 1, 2002, the Sudan assets were classified as Assets Held For Sale with the Sudan operating results, net of tax, classified on the Statement of Income as results of operations held for sale. No depreciation, depletion or amortization has been recorded commencing November 1, 2002 related to these assets. The sale closed March 12, 2003.

21.8 Asset Retirement Obligations Effective January 1, 2003, for US GAAP purposes, and January 1, 2004, for Canadian GAAP purposes, the Company adopted SFAS No. 143 and CICA 3110, respectively, which changes the method of accruing for costs associated with the retirement of fixed assets which an entity is legally obligated to incur. These standards require entities to record the fair value of a liability for an asset retirement obligation in the period it is incurred with a corresponding increase in the carrying amount of the related long-lived asset. The adoption of the new standard in Canada in 2004 eliminated a US GAAP reconciling item in respect to accounting for these obligations, however, a difference is created in how the transition amounts are recorded.

US GAAP requires the cumulative impact of a change in an accounting policy to be presented in the current year Statement of Earnings in the year of adoption, 2003, and prior periods are not to be restated. Canadian GAAP requires retroactive restatement of prior year financial statements.

The following table presents the pro forma effects of the retroactive application of this change in accounting principle. There was no pro forma effect on income from discontinued operations.

	2005	2004	2003
Pro forma net income (1)	1,496	694	869
Pro forma per common share
Basic	4.07	1.81	2.25
Diluted	3.97	1.78	2.22

(1)   Pro forma net income for 2003 has been adjusted to remove the $53 million cumulative effect of a change in accounting principle attributable to SFAS No. 143.

21.9 Cash Provided by Operating Activities Presentation Under US GAAP, exploration expense is treated as an operating item.

21.10 Additional minimum benefit obligation – Under US GAAP, the amount by which the accumulated benefit obligation exceeds the fair value of the plan assets, must be recognized as an additional minimum liability. In addition, an intangible asset is recognized equal to the lesser of the additional minimum liability and the unrecognized prior service costs. The excess of the additional minimum liability over the unrecognized prior service costs is reported in comprehensive income, net of tax. As a result, other non-current liabilities are higher by $16 million and other assets are higher by $4 million. In 2005, OCI decreased by $8 million net of $4 million of income tax.

Newly Issued US Accounting Standards

Share-based Payments

The Financial Accounting Standards Board (FASB) issued a revised Statement No. 123, Share-based Payment. FAS 123(R) establishes a standard for the accounting for transactions in which an entity exchanges its equity instruments for goods or services. FAS 123(R) requires a public entity to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. That cost will be recognized over the period during which an employee is required to provide service in exchange for the award – usually the vesting period. FAS 123(R) eliminates the alternative to use the intrinsic value method of accounting that was provided in Statement 123 as originally issued. The Company will continue to record expense in its Consolidated Financial Statements as described in note 1(n) but in addition to those expense items there will be a need for an additional expense amount, under the FAS 123(R), relating to the fair value of the options as at the grant date. The impact of this additional expense amount on the Company’s financial position, operating results or cash flow is uncertain given the volatility of the assumptions needed to determine the new fair value amount. FAS 123(R) is effective for public companies as of the beginning of 2006.

Conditional Asset Retirement Obligations

During 2005, the FASB issued Financial Interpretation 47, Accounting for Conditional Asset Retirement Obligations (FIN 47). FIN 47 clarifies that the term conditional asset retirement obligations as used in the FASB Statement No. 143, Accounting for Asset Retirement Obligations, refers to a legal obligation to perform an asset retirement activity in which the timing and (or) method of settlement are conditional on a future event that may or may not be within the control of the entity. The obligation to perform the asset retirement activity is unconditional even though uncertainty exists about the timing and (or) method of settlement. Thus, the timing and (or) method of settlement may be conditional on a future event. Accordingly, an entity is required to recognize a liability for the fair value of a conditional asset retirement obligation if the fair value of the liability can be reasonably estimated. FIN 47 also clarifies when an entity would have sufficient information to reasonably estimate the fair value of an asset retirement obligation. FIN 47 is effective no later than the end of fiscal years ending after December 15, 2005. The adoption of this statement has not had a material impact on the Company’s results of operations or financial position.

Accounting Changes and Error Corrections

In June 2005, the FASB issued Statement 154, Accounting Changes and Error Corrections which replaces APB Opinion 20 and FASB Statement 3. Statement 154 changes the requirements for the accounting and reporting of a change in accounting principle. Opinion 20 previously required that most voluntary changes in accounting principles be recognized by including the cumulative effect of the new accounting principle in net income of the period of the change. In the absence of explicit transition provisions provided for in new or existing accounting pronouncements, Statement 154 now requires retrospective application of changes in accounting principle to prior period financial statements, unless it is impracticable to do so. The Statement is effective for fiscal years beginning after December 15, 2005. The Company does not expect the adoption of this statement will have a material impact on its results of operations or financial position.

Summary US Dollar Information

Unless otherwise noted, all amounts in the Consolidated Financial Statements, including Accounting Principles Generally Accepted in the United States above, are reported in millions of Canadian dollars. The following information reflects summary financial information prepared in accordance with US GAAP translated from Canadian dollars to US dollars at the average exchange rate prevailing in the respective year.

US$ million (except as noted)	2005	2004	2003
Total revenue	6,642	4,116	3,281
Net income	1,235	533	658
Net income per common share (US$/share)	3.36	1.39	1.71
Average exchange rate (US$/C$)	0.8258	0.7686	0.7135

Supplementary Oil and Gas Information

(unaudited)

The supplemental data on the Company’s oil and gas activities was prepared in accordance with the FASB’s SFAS No. 69: Disclosures About Oil and Gas Producing Activities. Activities not directly associated with conventional crude oil and natural gas production, including synthetic oil operations, are excluded from all aspects of this supplementary oil and gas information.

RESULTS OF OPERATIONS FROM OIL AND GAS PRODUCING ACTIVITIES

			Southeast			Trinidad
Years ended December 31	North	North	Asia and		North	and
(millions of Canadian dollars)	America	Sea (2)	Australia (3)	Sudan	Africa (4)	Tobago	Other	Total
2005
Net oil and gas revenue derived from proved reserves (1)	3,160	3,265	974	—	214	194	—	7,807
Less:
Production costs	442	845	87	—	24	11	—	1,409
Transportation	74	79	43	—	9	—	—	205
Exploration and dry hole expense	250	106	50	—	—	26	83	515
Depreciation, depletion and amortization	906	709	144	—	36	47	—	1,842
Tax expense (recovery)	548	826	270	—	55	61	(28)	1,732
Results of operations	940	700	380	—	90	49	(55)	2,104
2004
Net oil and gas revenue derived from proved reserves (1)	2,304	2,038	729	—	156	—	—	5,227
Less:
Production costs	392	662	98	—	17	—	—	1,169
Transportation	75	66	42	—	9	—	—	192
Exploration and dry hole expense	251	138	45	—	4	33	78	549
Depreciation, depletion and amortization	729	689	174	—	30	—	—	1,622
Tax expense (recovery)	219	288	152	—	36	(11)	(27)	657
Results of operations	638	195	218	—	60	(22)	(51)	1,038
2003
Net oil and gas revenue derived from proved reserves (1)	2,148	1,762	436	112	43	—	—	4,501
Less:
Production costs	367	528	87	18	12	—	—	1,012
Transportation	78	63	36	—	4	—	—	181
Exploration & dry hole expense	222	90	26	5	1	34	86	464
Depreciation, depletion and amortization	647	635	95	—	17	—	—	1,394
Tax expense (recovery)	328	237	77	30	3	(12)	(31)	632
Results of operations	506	209	115	59	6	(22)	(55)	818

(1)          Net oil and gas revenue derived from proved reserves is net of applicable royalties.

(2)          North Sea for 2003 and 2004 includes the United Kingdom, Norway and the Netherlands, but excludes Denmark.

(3)          Southeast Asia and Australia for 2003 and 2004 includes Indonesia and Malaysia/Vietnam, but excludes Australia.

(4)          North Africa for 2003 and 2004 includes Algeria, but excludes Tunisia.

CAPITALIZED COSTS RELATED TO OIL AND GAS ACTIVITIES

			Southeast			Trinidad
As at December 31	North	North	Asia and		North	and
(millions of Canadian dollars)	America	Sea (1)	Australia (2)	Sudan	Africa (3)	Tobago	Other	Total
2005
Proved properties	10,125	8,798	1,877	—	230	166	—	21,196
Unproved properties	277	1,297	90	—	23	126	56	1,869
Incomplete wells and facilities	82	6	41	—	—	28	43	200
	10,484	10,101	2,008	—	253	320	99	23,265
Less: accumulated depreciation, depletion and amortization	4,069	4,062	586	—	77	46	—	8,840
Net capitalized costs	6,415	6,039	1,422	—	176	274	99	14,425
2004
Proved properties	8,680	7,009	1,487	—	197	229	5	17,607
Unproved properties	192	54	16	—	23	16	34	335
Incomplete wells and facilities	49	3	46	—	—	35	12	145
	8,921	7,066	1,549	—	220	280	51	18,087
Less: accumulated depreciation, depletion and amortization	3,195	4,006	501	—	42	—	—	7,744
Net capitalized costs	5,726	3,060	1,048	—	178	280	51	10,343
2003
Proved properties	7,751	6,339	1,466	—	151	120	—	15,827
Unproved properties	227	88	95	—	67	16	3	496
Incomplete wells and facilities	31	1	22	—	—	1	5	60
	8,009	6,428	1,583	—	218	137	8	16,383
Less: accumulated depreciation, depletion and amortization	2,694	3,451	498	—	16	—	—	6,659
Net capitalized costs	5,315	2,977	1,085	—	202	137	8	9,724

(1)          North Sea for 2003 and 2004 includes the United Kingdom, Norway and the Netherlands, but excludes Denmark.

(2)          Southeast Asia and Australia for 2003 and 2004 includes Indonesia and Malaysia/Vietnam, but excludes Australia.

(3)          North Africa for 2003 and 2004 includes Algeria, but excludes Tunisia.

COSTS INCURRED IN OIL AND GAS ACTIVITIES

			Southeast			Trinidad
Years ended December 31	North	North	Asia and		North	and
(millions of Canadian dollars)	America	Sea (1)	Australia (2)	Sudan	Africa (3)	Tobago	Other	Total
2005
Property acquisition costs
Proved	222	1,987	220	—	15	—	—	2,444
Unproved	130	1,269	64	—	—	—	—	1,463
Exploration costs	539	165	73	—	2	51	134	964
Development costs	853	867	231	—	25	21	—	1,997
Asset retirement cost	90	45	29	—	—	5	—	169
Total costs incurred	1,834	4,333	617	—	42	77	134	7,037
2004
Property acquisition costs
Proved	77	233	—	—	—	—	—	310
Unproved	165	71	—	—	—	—	39	275
Exploration costs	459	150	54	—	—	34	86	783
Development costs	785	357	201	—	8	158	—	1,509
Asset retirement cost	36	51	3	—	—	7	—	97
Total costs incurred	1,522	862	258	—	8	199	125	2,974
2003
Property acquisition costs
Proved	369	189	—	—	—	—	—	558
Unproved	184	2	—	—	—	—	3	189
Exploration costs	336	99	70	7	4	58	90	664
Development costs	600	397	246	(5)	30	72	—	1,340
Asset retirement cost	125	285	5	—	—	—	—	415
Total costs incurred	1,614	972	321	2	34	130	93	3,166

(1)          North Sea for 2003 and 2004 includes the United Kingdom, Norway and the Netherlands, but excludes Denmark.

(2)          Southeast Asia and Australia for 2003 and 2004 includes Indonesia and Malaysia/Vietnam, but excludes Australia.

(3)          North Africa for 2003 and 2004 includes Algeria, but excludes Tunisia.

STANDARDIZED MEASURE OF DISCOUNTED FUTURE NET CASH FLOWS FROM PROVED RESERVES

Future net cash flows were calculated by applying the respective year end prices to the Company’s estimated future production of proved reserves and deducting estimates of future development, asset retirement, production and transportation costs and income taxes. Future costs have been estimated based on existing economic and operating conditions. Future income taxes have been estimated based on statutory tax rates enacted at year end. The present values of the estimated future cash flows were determined by applying a 10% discount rate prescribed by the FASB.

In order to increase the comparability between companies, the standardized measure of discounted future net cash flows necessarily employs uniform assumptions that do not necessarily reflect management’s best estimate of future events and anticipated outcomes. Accordingly, the Company does not believe that the standardized measure of discounted future net cash flows will be representative of actual future net cash flows and should not be considered to represent the fair market value of the oil and gas properties. Actual future net cash flows will differ significantly from those estimated due to, but not limited to, the following:

•                  production rates will differ from those estimated both in terms of timing and amount. For example, future production may include significant additional volumes from unproved reserves;

•                  future prices and economic conditions will differ from those at year end. For example, changes in prices increased the discounted future net cash flows by $12.8 billion in 2005;

•                  future production and development costs will be determined by future events and will differ from those at year end; and

•                  estimated income taxes will differ in terms of amounts and timing dependent on the above factors, changes in enacted rates and the impact of future expenditures on unproved properties.

The standardized measure of discounted net cash flows was prepared using the following prices:

	2005	2004	2003
Crude oil and liquids ($/bbl)
North America	50.95	34.27	33.32
North Sea (1)	66.54	46.65	37.89
Southeast Asia and Australia (2)	65.88	44.01	41.71
North Africa (3)	68.14	48.71	38.91
Trinidad and Tobago	64.17	42.67	39.12
	62.83	42.66	37.04
Natural gas ($/mcf)
North America	10.87	7.32	6.32
North Sea (1)	10.67	6.25	5.55
Southeast Asia and Australia (2)	4.87	3.54	3.74
Trinidad and Tobago	2.17	1.81	1.03
	8.03	5.47	5.17

(1)          North Sea for 2003 and 2004 includes the United Kingdom, Norway and the Netherlands, but excludes Denmark.

(2)          Southeast Asia and Australia for 2003 and 2004 includes Indonesia and Malaysia/Vietnam, but excludes Australia.

(3)          North Africa for 2003 and 2004 includes Algeria, but excludes Tunisia.

DISCOUNTED FUTURE NET CASH FLOWS FROM PROVED RESERVES

			Southeast
As at December 31	North	North	Asia and	North	Trinidad
(millions of Canadian dollars)	America	Sea (2)	Australia (3)	Africa (4)	and Tobago	Total
2005
Future cash inflows (1)	30,776	28,975	11,039	1,651	976	73,417
Future costs
Transportation	(649)	(764)	(661)	(70)	—	(2,144)
Production	(5,148)	(10,576)	(1,645)	(243)	(169)	(17,781)
Development and asset retirement	(2,601)	(3,953)	(980)	(94)	(102)	(7,730)
Future net inflows before income taxes	22,378	13,682	7,753	1,244	705	45,762
Future income and production revenue taxes	(6,793)	(6,497)	(3,282)	(423)	(314)	(17,309)
Future net cash flows	15,585	7,185	4,471	821	391	28,453
10% discount factor	(6,330)	(1,579)	(1,899)	(291)	(161)	(10,260)
Discounted future net cash flows	9,255	5,606	2,572	530	230	18,193
2004
Future cash inflows (1)	20,825	14,916	7,525	1,071	854	45,191
Future costs
Transportation	(501)	(494)	(655)	(61)	—	(1,711)
Production	(4,847)	(7,028)	(1,235)	(148)	(128)	(13,386)
Development and asset retirement	(2,138)	(3,214)	(770)	(29)	(114)	(6,265)
Future net inflows before income taxes	13,339	4,180	4,865	833	612	23,829
Future income and production revenue taxes	(3,650)	(1,724)	(1,959)	(245)	(262)	(7,840)
Future net cash flows	9,689	2,456	2,906	588	350	15,989
10% discount factor	(3,845)	(302)	(1,402)	(165)	(115)	(5,829)
Discounted future net cash flows	5,844	2,154	1,504	423	235	10,160
2003
Future cash inflows (1)	18,444	11,032	5,930	645	928	36,979
Future costs
Production	(4,958)	(5,686)	(1,107)	(165)	(122)	(12,038)
Development and asset retirement	(1,490)	(1,989)	(697)	(14)	(248)	(4,438)
Future net inflows before income taxes	11,996	3,357	4,126	466	558	20,503
Future income and production revenue taxes	(3,664)	(1,393)	(1,601)	(107)	(299)	(7,064)
Future net cash flows	8,332	1,964	2,525	359	259	13,439
10% discount factor	(3,740)	(147)	(1,118)	(86)	(112)	(5,203)
Discounted future net cash flows	4,592	1,817	1,407	273	147	8,236

(1)          Net oil and gas revenue derived from proved reserves is net of applicable royalties.

(2)          North Sea for 2003 and 2004 includes the United Kingdom, Norway and the Netherlands, but excludes Denmark.

(3)          Southeast Asia and Australia for 2003 and 2004 includes Indonesia and Malaysia/Vietnam, but excludes Australia.

(4)          North Africa for 2003 and 2004 includes Algeria, but excludes Tunisia.

PRINCIPAL SOURCES OF CHANGES IN DISCOUNTED CASH FLOWS

Years ended December 31 (millions of Canadian dollars)	2005	2004	2003
Sales of oil and gas produced, net of production costs	(6,193)	(3,866)	(3,308)
Net change in prices	12,824	3,506	(3,200)
Net change in transportation costs	68	(954)	—
Net change in production costs	(1,163)	410	(357)
Net change in future development costs and asset retirement obligations	(426)	(638)	(87)
Development costs incurred during the year	1,256	623	672
Extensions, discoveries and improved recovery	3,267	2,386	1,229
Revisions of previous reserve estimates	802	(615)	92
Net purchases and sales of reserves in place	3,250	150	(1,225)
Accretion of discount	1,522	1,263	1,555
Net change in taxes	(6,934)	(598)	2,399
Other	(240)	257	(44)
Net change	8,033	1,924	(2,274)
Balance, beginning of year	10,160	8,236	10,510
Balance, end of year	18,193	10,160	8,236

CONTINUITY OF NET PROVED RESERVES (1)

			Southeast
	North	North	Asia and	North		Trinidad
	America (2)	Sea (3)	Australia (4)	Africa (5)	Sudan	and Tobago	Total
Crude Oil and Liquids (mmbbls)
Total proved
Proved reserves at December 31, 2002	164.1	247.6	36.1	13.9	94.3	18.9	574.9
Discoveries, additions and extensions	13.1	8.3	17.0	2.3	—	—	40.7
Purchase of reserves	1.1	21.1	—	—	—	—	22.2
Sale of reserves	(4.6)	—	—	—	(91.7)	—	(96.3)
Net revisions and transfers	1.1	19.4	4.8	0.5	—	(0.8)	25.0
2003 Production	(16.4)	(41.4)	(5.4)	(0.1)	(2.6)		(65.9)
Proved reserves at December 31, 2003	158.4	255.0	52.5	16.6	(0.0)	18.1	500.6
Discoveries, additions and extensions	14.0	29.7	2.0	8.1	—	—	53.8
Purchase of reserves	0.2	34.0	0.9	—	—	—	35.1
Sale of reserves	(2.1)	(3.3)	—	—	—	—	(5.4)
Net revisions and transfers	(2.5)	24.0	(1.3)	0.3	—	(7.2)	13.3
2004 Production	(15.8)	(44.3)	(7.9)	(3.1)	—	—	(71.1)
Proved reserves at December 31, 2004	152.2	295.1	46.2	21.9	—	10.9	526.3
Discoveries, additions and extensions	10.6	44.4	16.4	4.7	—	(0.9)	75.2
Purchase of reserves	0.1	74.7	17.0	0.7	—	—	92.5
Sale of reserves	—	(0.9)	—	—	—	—	(0.9)
Net revisions and transfers	(5.2)	31.7	(16.0)	0.3	—	0.8	11.6
2005 Production	(15.5)	(47.9)	(7.7)	(3.5)	—	(3.1)	(77.7)
Proved reserves at December 31, 2005	142.2	397.1	55.9	24.1	—	7.7	627.0
Proved developed
December 31, 2002	157.2	210.8	11.9	2.4	84.1	—	466.4
December 31, 2003	155.4	211.8	18.6	14.6	—	—	400.4
December 31, 2004	142.6	252.3	19.2	16.5	—	10.5	441.1
December 31, 2005	132.0	309.0	35.8	14.6	—	7.7	499.1
Natural Gas (bcf)
Total proved
Proved reserves at December 31, 2002	1,986.1	237.9	968.9	—	—	220.0	3,412.9
Discoveries, additions and extensions	276.3	1.0	64.0	—	—	—	341.3
Purchase of reserves	92.2	14.4	—	—	—	—	106.6
Sale of reserves	(11.4)	—	—	—	—	—	(11.4)
Net revisions and transfers	(14.9)	19.8	(6.1)	—	—	(9.0)	(10.2)
2003 Production	(247.6)	(37.5)	(40.1)	—	—	—	(325.2)
Proved reserves at December 31, 2003	2,080.7	235.6	986.7	—	—	211.0	3,514.0
Discoveries, additions and extensions	370.6	8.0	521.9	—	—	—	900.5
Purchase of reserves	19.1	0.1		—	—	—	19.2
Sale of reserves	(57.1)	(0.5)		—	—	—	(57.6)
Net revisions and transfers	(19.2)	(26.4)	93.5	—	—	5.5	53.4
2004 Production	(260.6)	(39.5)	(47.3)	—	—	—	(347.4)
Proved reserves at December 31, 2004	2,133.5	177.3	1,554.8	—	—	216.5	4,082.1
Discoveries, additions and extensions	274.9	23.4	81.7	—	—	—	380.0
Purchase of reserves	11.7	61.3	30.8	1.2	—	—	105.0
Sale of reserves	(1.1)	—	—	—	—	—	(1.1)
Net revisions and transfers	2.5	13.5	(94.0)	—	—	(2.9)	(80.9)
2005 production	(265.6)	(36.2)	(73.1)	—	—	—	(374.9)
Proved reserves at December 31, 2005	2,155.9	239.3	1,500.2	1.2	—	213.6	4,110.2
Proved developed
December 31, 2002	1,746.9	210.0	471.6	—	—	—	2,428.5
December 31, 2003	1,890.4	200.7	593.9	—	—	—	2,685.0
December 31, 2004	1,788.2	150.0	624.0	—	—	—	2,562.2
December 31, 2005	1,771.8	181.1	548.8	0.8	—	—	2,502.5

(1)          See oil and gas advisory.

(2)          North American net proved reserves exclude synthetic crude oil reserves: 2002 – 36.7 mmbls; 2003 – 35.8 mmbbls; 2004 – 35.2 mmbbls; and 2005 – 34.3 mmbbls.

(3)          North Sea for 2002 includes the UK and the Netherlands; for 2003 and 2004 the North Sea includes the UK, the Netherlands and Norway, but excludes Denmark.

(4)          Southeast Asia and Australia for 2002, 2003 and 2004 includes Indonesia and Malaysia/Vietnam, but excludes Australia.

(5)          North Africa for 2002, 2003 and 2004 includes Algeria, but excludes Tunisia.

Additional Information

HISTORICAL FINANCIAL SUMMARY

(millions of Canadian dollars unless otherwise stated)

Years ended December 31	2005	2004(1)	2003 (1)	2002 (1)	2001 (1)	2000 (1)	1999 (1)	1998	1997	1996	1995
Balance sheets
Current assets	1,631	970	975	917	799	1,042	730	272	471	362	256
Other assets	131	125	139	169	98	91	105	100	88	63	51
Goodwill	1,504	466	473	469	467	—	—	—	—	—	—
Property, plant and equipment	15,073	10,847	10,193	10,465	9,870	7,904	7,363	5,184	4,636	3,536	2,796
Total assets	18,339	12,408	11,780	12,020	11,234	9,037	8,198	5,556	5,195	3,961	3,103
Current liabilities	3,032	1,643	1,218	989	1,204	1,311	1,060	576	497	338	225
Deferred credits and other liabilities	5,249	3,477	3,343	3,448	3,043	2,363	1,345	781	795	633	345
Long-term debt	4,263	2,457	2,595	3,473	3,274	2,156	2,593	2,071	1,739	899	906
Non-controlling interest	66	—	—	—	—	—	—	—	—	—	—
Shareholders’ equity	5,729	4,831	4,624	4,110	3,713	3,207	3,200	2,128	2,164	2,091	1,627
Total liabilities and shareholders’ equity	18,339	12,408	11,780	12,020	11,234	9,037	8,198	5,556	5,195	3,961	3,103
Income statements
Revenue
Gross sales	9,554	6,874	5,610	5,351	5,039	5,213	2,424	1,551	1,729	1,427	1,006
Less hedging loss (gain)	77	480	194	(75)	(8)	377	106	17	29	20	(5)
Gross sales, net of hedging	9,477	6,394	5,416	5,426	5,047	4,836	2,318	1,534	1,700	1,407	1,011
Less royalties	1,595	1,124	894	927	989	946	389	214	312	224	144
Net sales	7,882	5,270	4,522	4,499	4,058	3,890	1,929	1,320	1,388	1,183	867
Other	165	85	76	80	82	99	46	51	42	30	32
Total revenue	8,047	5,355	4,598	4,579	4,140	3,989	1,975	1,371	1,430	1,213	899
Expenses
Operating	1,459	1,198	1,039	1,048	946	827	604	581	480	300	245
Transportation	206	192	181	194	—	—	—	—	—	—	—
General and administrative	201	183	152	138	108	95	70	59	57	56	57
Depreciation, depletion and amortization	1,843	1,650	1,435	1,462	1,283	1,103	729	597	532	425	374
Dry hole	241	311	251	174	113	77	51	91	42	65	26
Exploration	275	238	213	185	147	100	79	102	92	63	50
Interest on long-term debt	166	173	178	209	184	179	146	91	51	69	86
Stock-based compensation	633	171	185	—	—	—	—	—	—	—	—
Other	39	89	16	113	105	81	(150)	230	(15)	(25)	(33)
Total expenses	5,063	4,205	3,650	3,523	2,886	2,462	1,529	1,751	1,239	953	805
Gain on sale of Sudan operations	—	—	296	—	—	—	—	—	—	—	—
Income (loss) before taxes	2,984	1,150	1,244	1,056	1,254	1,527	446	(380)	191	260	94
Taxes
Current income tax	1,058	478	229	258	342	334	49	15	38	51	11
Future income tax (recovery)	176	(111)	(53)	157	60	194	107	(93)	64	82	48
Petroleum revenue tax	189	129	92	124	149	150	31	20	32	35	—
	1,423	496	268	539	551	678	187	(58)	134	168	59
Income from discontinued operations	—	—	—	—	—	—	—	—	—	—	6
Net income (loss)	1,561	654	976	517	703	849	259	(322)	57	92	41

(1)          Prior years’ numbers have been restated. See note 2 to the Company’s audited Consolidated Financial Statements.

CONSOLIDATED FINANCIAL RATIOS

The following financial ratios are provided in connection with the Company’s shelf prospectus, filed with Canadian and US securities regulatory authorities, and are based on the Company’s Consolidated Financial Statements that are prepared in accordance with accounting principles generally accepted in Canada.

The interest coverage ratio is for the 12 month period ended December 31, 2005.

December 31, 2005 (unaudited)

Interest coverage (times)
Income (1)	16.00

(1)          Net income plus income taxes and interest expense; divided by the sum of interest expense and capitalized interest.

RATIOS AND KEY INDICATORS

(millions of Canadian dollars unless otherwise stated)

Years ended December 31	2005	2004 (1)	2003 (1)	2002 (1)	2001 (1)	2000 (1)	1999 (1)	1998	1997	1996	1995
Net income	1,561	654	976	517	703	849	259	(322)	57	92	35
Cash flow (2)	4,672	2,916	2,691	2,603	2,425	2,356	1,098	631	797	697	502
Exploration and development spending	3,179	2,538	2,180	1,848	1,882	1,179	996	1,145	951	557	379
Acquisitions	3,170	330	768	276	1,624	431	1,692	343	731	552	107
Dispositions	22	88	1,112	72	162	81	133	157	71	58	100
Debt/debt + equity (%)	43	34	36	46	48	41	45	50	45	30	36
Debt/cash flow (times)	0.9	0.8	1.0	1.3	1.4	1.0	2.4	3.3	2.2	1.3	1.8
Per common share
Net income (loss) ($)	4.24	1.71	2.53	1.29	1.74	2.05	0.69	(0.96)	0.17	0.30	0.14
Cash flow ($)(2)	12.69	7.61	6.97	6.47	5.99	5.70	2.94	1.88	2.43	2.24	1.73
Production (boe)	0.47	0.42	0.38	0.40	0.38	0.36	0.30	0.29	0.27	0.24	0.23
Proved gross reserves (at year end) (boe)	4.5	4.0	3.5	3.8	3.7	2.9	2.6	2.5	2.3	1.9	1.7
Average royalty rate (%)	17	16	16	17	20	18	16	14	18	16	14
Unit operating costs ($/boe)	8.41	7.26	6.98	6.14	5.79	5.19	5.14	5.61	5.24	3.78	3.42
Unit DD&A ($/boe)	10.88	10.29	9.87	8.99	8.39	7.37	7.54	6.03	6.08	5.60	5.52
Return on capital employed (%)(3)	18.1	9.0	13.2	7.0	11.2	15.1	5.2	(7.9)	1.7	3.3	3.5
Return on active capital employed (%)(4)	24.2	10.5	15.3	8.4	13.7	17.9	6.4	(10.8)	2.1	4.1	4.1
Return on equity (%)(5)	29.6	13.8	22.3	13.2	20.3	26.5	9.7	(15.0)	2.7	4.9	2.2

(1)          Prior years’ numbers have been restated. See note 2 to the Company’s audited Consolidated Financial Statements.

(2)          Non-GAAP measure. See advisory on page 79.

(3)          Net income plus tax effected interest/(average shareholders’ equity + average debt).

(4)          Net income plus tax effected interest/(average shareholders’ equity + average debt – average non-depleted capital).

(5)          Net income/average shareholders’ equity.

HISTORICAL OPERATIONS SUMMARY

Years ended December 31	2005	2004 (1)	2003 (1)	2002 (1)	2001 (1)	2000 (1)	1999 (1)	1998	1997	1996	1995
Daily average production
Crude oil (bbls/d)
North America	39,494	41,775	44,456	46,287	50,424	51,005	44,806	45,103	40,627	34,169	31,019
North Sea	129,929	119,502	110,613	124,965	108,163	109,096	57,267	54,988	48,065	30,675	16,987
Southeast Asia and Australia	33,842	34,050	23,159	21,925	20,326	19,627	28,286	31,684	28,458	22,621	18,121
North Africa	15,377	13,537	6,594	—	—	—	—	—	—	—	—
Trinidad and Tobago	10,111	—	—	—	—	—	—	—	—	—	—
Sudan	—	—	13,039	60,109	53,257	45,869	11,726	—	—	—	—
Natural gas liquids (bbls/d)
North America	14,117	12,618	12,473	13,521	12,851	12,829	10,918	9,818	8,054	7,598	7,097
North Sea	2,787	2,359	2,462	2,521	2,665	2,806	1,989	2,492	2,437	2,363	1,791
Southeast Asia and Australia	1,634	1,594	1,271	544	547	579	566	—	—	—	—
Synthetic oil (Canada) (bbls/d)	2,693	2,999	2,649	2,868	2,781	2,540	2,765	2,664	2,536	2,534	2,527
Total oil and liquids	249,984	228,434	216,716	272,740	251,014	244,351	158,323	146,749	130,177	99,960	77,542
Natural gas (mmcf/d)
North America	915	885	864	820	809	755	681	631	558	557	581
North Sea	120	114	109	122	108	122	115	104	100	90	69
Southeast Asia and Australia	284	260	117	94	93	111	108	13	—	—	—
North Africa	—	—	—	—	—	—	—	—	—	—	—
Total natural gas (mmcf/d)	1,319	1,259	1,090	1,036	1,010	988	904	748	658	647	650
Total (mboe/d)	470	438	398	445	419	409	309	271	240	208	186
WTI (average US$/bbl)	56.70	41.40	30.99	26.15	25.92	30.26	19.30	14.37	20.61	22.02	18.40
NYMEX gas (average US$/mmbtu)	8.55	6.09	5.44	3.25	4.38	4.30	2.27	2.08	2.48	2.67	1.71
US$/C$ exchange rate (year end)	0.8577	0.8308	0.7738	0.6331	0.6279	0.6666	0.6887	0.6511	0.6987	0.7298	0.7331

(1)          Prior years’ numbers have been restated. See note 2 to the Company’s audited Consolidated Financial Statements.

The following table provides information on product netbacks on a gross basis in Canadian dollars on a quarterly basis for the periods indicated.

PRODUCT NETBACKS – GROSS (1)

		2005					2004				2003
	Total	Three months ended				Total	Three months ended				Total
Canadian dollars	Year	Dec. 31	Sept. 30	June 30	Mar. 31	Year	Dec. 31	Sept. 30	June 30	Mar. 31	Year
North America
Oil and liquids ($/bbl)
Sales price	52.62	54.84	60.92	48.16	46.50	42.11	44.05	45.47	41.39	37.56	35.78
Hedging (gain)	3.99	4.28	4.89	3.68	3.10	5.95	8.64	7.28	4.81	3.07	2.45
Royalties	10.79	10.69	12.83	9.77	9.87	8.59	8.76	9.51	8.52	7.57	7.37
Transportation	0.50	0.51	0.50	0.54	0.45	0.49	0.46	0.53	0.48	0.51	0.48
Operating costs	7.24	8.33	7.22	7.18	6.32	6.75	7.79	6.64	6.67	5.90	6.28
	30.10	31.03	35.48	26.99	26.76	20.33	18.40	21.51	20.91	20.51	19.20
Natural gas ($/mcf)
Sales price	9.05	12.25	9.15	7.72	7.07	6.83	6.99	6.63	7.08	6.61	6.58
Hedging	—	—	—	—	—	0.10	0.04	0.14	0.16	0.06	0.11
Royalties	1.80	2.46	1.82	1.53	1.39	1.31	1.20	1.29	1.44	1.32	1.37
Transportation	0.19	0.23	0.19	0.18	0.17	0.20	0.21	0.20	0.20	0.19	0.21
Operating costs	0.90	0.95	0.96	0.88	0.79	0.79	0.80	0.81	0.80	0.77	0.75
	6.16	8.61	6.18	5.13	4.72	4.43	4.74	4.19	4.48	4.27	4.14
North Sea (2)
Oil and liquids ($/bbl)
Sales price	64.78	66.53	74.36	60.24	57.29	48.29	50.26	54.57	47.27	41.55	39.72
Hedging (gain)	(0.02)	(0.07)	—	—	—	7.36	10.02	10.31	5.74	3.55	2.01
Royalties	0.71	0.84	0.76	0.78	0.43	0.43	0.52	0.49	0.60	0.13	(0.08)
Transportation	1.19	1.27	1.20	1.11	1.14	1.14	1.09	1.28	1.11	1.11	1.16
Operating costs (3)	17.14	17.14	17.33	18.89	15.32	14.06	12.61	16.57	13.87	13.49	12.05
	45.76	47.35	55.07	39.46	40.40	25.30	26.02	25.92	25.95	23.27	24.58
Natural gas ($/mcf)
Sales price	7.08	8.35	6.08	6.27	6.98	5.55	6.08	4.88	5.17	5.85	4.77
Royalties	0.49	0.48	0.48	0.53	0.47	0.42	0.37	0.46	0.13	0.66	0.28
Transportation	0.50	0.40	0.47	0.61	0.54	0.35	0.38	0.32	0.31	0.37	0.37
Operating costs	0.82	0.96	0.68	0.68	0.86	0.55	0.72	0.69	0.58	0.28	0.37
	5.27	6.51	4.45	4.45	5.11	4.23	4.61	3.41	4.15	4.54	3.75
Southeast Asia and Australia (4)
Oil and liquids ($/bbl)
Sales price	68.79	68.30	76.86	67.60	60.35	51.29	53.81	56.95	50.19	44.10	41.35
Royalties	27.28	27.27	28.73	27.46	25.27	21.24	21.94	23.37	21.77	17.82	16.09
Transportation	0.09	(0.12)	0.27	0.25	0.08	0.23	0.18	0.20	0.28	0.25	0.41
Operating costs	4.48	5.04	4.14	4.34	4.08	5.57	5.60	6.60	5.30	4.78	7.22
	36.94	36.11	43.72	35.55	30.92	24.25	26.09	26.78	22.84	21.25	17.63
Natural gas ($/mcf)
Sales price	6.40	6.72	6.98	6.36	5.44	4.74	4.55	5.03	4.85	4.50	5.72
Royalties	1.95	1.98	2.14	1.88	1.75	1.19	1.20	1.39	1.33	0.81	0.29
Transportation	0.41	0.43	0.42	0.24	0.55	0.41	0.38	0.40	0.43	0.42	0.77
Operating costs	0.30	0.30	0.29	0.31	0.28	0.27	0.25	0.25	0.28	0.29	0.50
	3.74	4.01	4.13	3.93	2.86	2.87	2.72	2.99	2.81	2.98	4.16
North Africa (5)
Oil ($/bbl)
Sales price	66.71	68.02	72.00	65.40	60.90	51.17	46.50	63.98	49.09	44.62	39.01
Hedging	—	—	—	—	—	—	—	—	—	—	2.23
Royalties	25.72	25.00	27.37	25.81	24.53	19.65	18.48	20.15	17.34	22.59	19.18
Transportation	1.65	1.65	1.62	1.68	1.65	1.76	1.64	1.79	1.84	1.80	1.77
Operating costs	4.52	5.06	4.25	3.28	5.64	3.51	3.77	3.86	4.75	1.71	5.07
	34.82	36.31	38.76	34.63	29.08	26.25	22.61	38.18	25.16	18.52	10.76

		2005					2004				2003
	Total	Three months ended				Total	Three months ended				Total
Canadian dollars	Year	Dec. 31	Sept. 30	June 30	Mar. 31	Year	Dec. 31	Sept. 30	June 30	Mar. 31	Year
Trinidad and Tobago
Oil ($/bbl)
Sales price	63.40	63.78	71.86	58.90	—	—	—	—	—	—	—
Royalties	9.82	10.73	11.16	10.03	—	—	—	—	—	—	—
Operating costs	2.94	2.45	2.83	2.80	—	—	—	—	—	—	—
	50.64	50.60	57.87	46.07	—	—	—	—	—	—	—
Sudan
Oil ($/bbl)
Sales price	—	—	—	—	—	—	—	—	—	—	43.89
Royalties	—	—	—	—	—	—	—	—	—	—	20.34
Operating costs	—	—	—	—	—	—	—	—	—	—	3.73
	—	—	—	—	—	—	—	—	—	—	19.82
Total Company
Oil and liquids ($/bbl)
Sales price	62.78	64.62	71.51	58.58	55.40	47.45	49.10	53.30	46.42	41.15	39.09
Hedging	0.85	0.77	1.08	0.86	0.72	5.42	7.53	7.15	4.31	2.67	2.05
Royalties	8.64	8.81	9.89	8.32	7.41	6.84	6.85	7.86	6.71	6.00	5.59
Transportation	0.86	0.86	0.88	0.86	0.84	0.88	0.84	0.95	0.87	0.87	0.83
Operating costs	11.81	12.25	11.60	12.49	10.85	10.32	9.84	11.58	10.32	9.60	9.25
	40.62	41.93	48.06	36.05	35.58	23.99	24.04	25.76	24.21	22.01	21.37
Natural gas ($/mcf)
Sales price	8.30	10.63	8.43	7.31	6.73	6.28	6.38	6.15	6.47	6.13	6.30
Hedging	—	—	—	—	—	0.07	0.03	0.10	0.12	0.04	0.08
Royalties	1.71	2.14	1.79	1.53	1.37	1.21	1.12	1.25	1.31	1.15	1.14
Transportation	0.27	0.29	0.26	0.22	0.28	0.26	0.26	0.25	0.26	0.25	0.28
Operating costs	0.76	0.82	0.79	0.74	0.69	0.66	0.67	0.68	0.68	0.63	0.69
	5.56	7.38	5.59	4.82	4.39	4.08	4.30	3.87	4.10	4.06	4.11

(1)          Netbacks do not include synthetic oil.

(2)          North Sea for 2003 and 2004 includes the United Kingdom, Norway and the Netherlands, but excludes Denmark.

(3)          Unit operating costs include pipeline operations for the North Sea. First quarter 2005 and prior periods have been restated.

(4)          Southeast Asia and Australia for 2003 and 2004 includes Indonesia and Malaysia/Vietnam, but excludes Australia.

(5)          North Africa for 2003 and 2004 includes Algeria, but excludes Tunisia.

NET PRODUCTION – AFTER ROYALTIES (1)

Information on Net Production and Product Netbacks in US dollars is provided below.

	2005	2004	2003	2002	2001
Crude oil and liquids (bbls/d)
North America	42,613	43,303	45,035	47,182	49,145
North Sea	131,258	120,768	113,291	122,231	105,138
Southeast Asia and Australia	21,406	20,884	14,853	14,025	14,667
North Africa	9,449	8,338	3,351
Trinidad and Tobago	8,545
Sudan	—	—	6,997	36,346	32,422
Total oil and liquids	213,271	193,293	183,527	219,784	201,372
Natural gas (mmcf/d)
North America	733	715	678	665	608
North Sea	112	105	103	107	97
Southeast Asia and Australia	198	194	110	89	89
Total natural gas	1,043	1,014	891	861	794
Total conventional (mboe/d)	387	362	332	363	334
Synthetic oil (Canada) (mboe/d)	2.6	2.9	2.5	2.8	2.4
Total (mboe)	390	365	334	366	337

(1)          Information provided per US reporting practice of calculating production after deduction of royalty volumes.

PRODUCT NETBACKS – AFTER ROYALTIES (1), (2)

(US$ – production net of royalties) (unaudited)	2005	2004	2003
North America
Oil and liquids (US$/bbl)
Sales price	43.55	32.44	25.64
Hedging (gain)	4.16	5.81	2.21
Transportation	0.52	0.48	0.44
Operating costs	7.54	6.55	5.67
	31.33	19.60	17.32
Natural gas (US$/mcf)
Sales price	7.51	5.26	4.74
Hedging (gain)	—	0.10	0.10
Transportation	0.20	0.19	0.19
Operating costs	0.93	0.76	0.68
	6.38	4.21	3.77
North Sea (2), (3)
Oil and liquids (US$/bbl)
Sales price	53.74	37.23	28.35
Hedging (gain)	(0.02)	5.77	1.43
Transportation	1.00	0.89	0.83
Operating costs	14.37	10.89	8.61
	38.39	19.68	17.48
Natural gas (US$/mcf)
Sales price	5.88	4.29	3.41
Transportation	0.44	0.29	0.28
Operating costs	0.73	0.47	0.28
	4.71	3.53	2.85
Southeast Asia and Australia (4)
Oil and liquids (US$/bbl)
Sales price	57.24	39.49	29.66
Hedging (gain)	—	—	2.78
Transportation	0.12	0.30	0.48
Operating costs	6.18	7.32	8.48
	50.94	31.87	17.92
Natural gas (US$/mcf)
Sales price	5.29	3.65	4.12
Transportation	0.49	0.42	0.59
Operating costs	0.35	0.27	0.38
	4.45	2.96	3.15
North Africa (5)
Oil (US$/bbl)
Sales price	55.16	39.48	27.84
Hedging (gain)	—	—	3.13
Transportation	2.22	2.20	2.55
Operating costs	6.09	4.41	7.06
	46.85	32.87	15.10
Trinidad and Tobago
Oil (US$/bbl)
Sales price	52.44	—	—
Operating costs	2.86	—	—
	49.58	—	—

(US$ – production net of royalties) (unaudited)	2005	2004	2003
Sudan
Oil and liquids (US$/bbl)
Sales price	—	—	31.33
Operating costs	—	—	4.96
		—	26.37
Total Company
Oil and liquids (US$/bbl)
Sales price	52.07	36.57	27.90
Hedging (gain)	0.82	4.90	1.71
Transportation	0.83	0.79	0.70
Operating costs	11.36	9.25	7.72
	39.06	21.63	17.77
Natural gas (US$/mcf)
Sales price	6.89	4.84	4.50
Hedging (gain)	—	0.07	0.07
Transportation	0.28	0.25	0.25
Operating costs	0.80	0.63	0.59
	5.81	3.89	3.59

(1)          Pursuant to US reporting practice, netbacks are calculated using $US and production after deduction of royalty volumes.

(2)          Unit operating costs include pipeline costs for the North Sea. Prior years have been restated accordingly. Netbacks do not include synthetic oil.

(3)          North Sea for 2003 and 2004 includes the United Kingdom, Norway and the Netherlands, but excludes Denmark.

(4)          Southeast Asia and Australia for 2003 and 2004 includes Indonesia and Malaysia/Vietnam, but excludes Australia.

(5)          North Africa for 2003 and 2004 includes Algeria, but excludes Tunisia.

HISTORICAL GROSS PROVED RESERVES (1)

	2005	2004	2003	2002	2001	2000	1999	1998	1997	1996	1995
Crude oil and liquids (mmbbls)
Opening balance	617.7	579.2	716.9	737.6	631.8	557.1	416.5	300.3	225.9	167.9	167.8
Discoveries, additions and extensions	77.7	74.0	53.3	90.2	143.9	72.5	62.0	83.3	68.7	33.8	15.4
Dispositions and acquisitions	97.1	29.7	(139.0)	1.5	36.7	57.2	111.3	67.3	29.0	35.6	0.9
Net revisions and transfers	33.8	17.3	26.3	(13.9)	15.8	33.5	24.1	18.2	23.2	24.3	11.2
Production	(90.2)	(82.5)	(78.3)	(98.5)	(90.6)	(88.5)	(56.8)	(52.6)	(46.5)	(35.7)	(27.4)
Closing balance	736.1	617.7	579.2	716.9	737.6	631.8	557.1	416.5	300.3	225.9	167.9
Natural gas (bcf)
Opening balance	5,223.2	4,695.5	4,607.3	4,496.5	3,272.3	3,221.0	2,834.4	2,663.5	2,301.7	1,901.8	1,852.1
Discoveries, additions and extensions	514.1	1251.8	459.5	632.8	1045.8	472.3	301.0	396.0	407.6	263.9	195.3
Dispositions and acquisitions	117.2	(50.3)	107.2	3.2	537.4	(53.9)	368.6	(51.7)	289.6	34.2	9.5
Net revisions and transfers	38.0	(212.1)	(80.1)	(146.0)	10.0	(5.0)	47.4	100.2	(95.2)	338.7	82
Production	(475.9)	(461.7)	(398.4)	(379.2)	(369.0)	(362.1)	(330.4)	(273.6)	(240.2)	(236.9)	(237.1)
Closing balance	5,416.6	5,223.2	4,695.5	4,607.3	4,496.5	3,272.3	3,221.0	2,834.4	2,663.5	2,301.7	1,901.8
BOE (mmboe)
Opening balance	1,488.3	1,361.9	1,484.7	1,487.0	1,177.2	1,094.0	888.8	744.2	609.5	485.0	476.5
Discoveries, additions and extensions	163.3	282.6	129.8	195.7	318.2	151.1	112.0	149.2	136.6	77.7	47.9
Dispositions and acquisitions	116.7	21.4	(121.1)	2.1	126.2	48.1	172.8	58.7	77.3	41.3	2.5
Net revisions and transfers	40.1	(18.2)	13.2	(38.4)	17.5	32.8	32.2	34.9	7.4	80.7	25
Production	(169.6)	(159.4)	(144.7)	(161.7)	(152.1)	(148.8)	(111.8)	(98.2)	(86.6)	(75.2)	(66.9)
Closing balance (gross)	1,638.8	1,488.3	1,361.9	1,484.7	1,487.0	1,177.2	1,094.0	888.8	744.2	609.5	485.0

(1)          See oil and gas advisory on page 24.

(2)          Six mcf of natural gas equals one boe.

PROBABLE RESERVES (1)

			Southeast
	North	North	Asia and	North	Trinidad and
	America	Sea	Australia	Africa	Tobago	Total
Crude oil and liquids (mmbbls)
Probable reserves at December 31, 2004	75.6	201.6	59.0	43.4	3.7	383.3
Discoveries, additions and extensions	9.6	3.3	4.0	(4.7)	(0.7)	11.5
Dispositions and acquisitions	0.0	104.1	6.5	—	—	110.6
Net revisions and transfers	(14.3)	(5.1)	(3.9)	10.1	0.3	(12.9)
Probable reserves at December 31, 2005	70.9	303.9	65.6	48.8	3.3	492.5
Natural Gas (bcf)
Probable reserves at December 31, 2004	1,323.0	77.3	1,145.7		77.6	2,623.6
Discoveries, additions and extensions	106.7	(23.1)	(92.0)	—	—	(8.4)
Dispositions and acquisitions	1.5	207.0	23.0	—	—	231.5
Net revisions and transfers	(95.5)	1.1	(48.5)	—	—	(142.9)
Probable reserves at December 31, 2005	1,335.7	262.3	1,028.2	—	77.6	2,703.8
BOE (mmboe) (2)
Probable reserves at December 31, 2004	296.1	214.5	249.9	43.4	16.6	820.5
Discoveries, additions and extensions	27.4	(0.5)	(11.4)	(4.7)	(0.7)	10.1
Dispositions and acquisitions	0.3	138.6	10.4	—		149.3
Net revisions and transfers	(30.3)	(4.9)	(11.9)	10.1	0.3	(36.7)
Probable reserves at December 31, 2005	293.5	347.7	237.0	48.8	16.2	943.2

(1)          Gross probable reserves, excluding sulphur and synthetic oil. See oil and gas advisory on page 24.

(2)          Six mcf of natural gas equals one boe.

CONTINUITY OF GROSS PROVED RESERVES (1)

			Southeast
	North	North	Asia and	North	Trinidad and
	America (2)	Sea (3)	Australia (4)	Africa (5)	Tobago	Sudan	Total
Crude Oil and Liquids (mmbbls)
Total proved
Proved reserves at December 31, 2002	199.1	249.7	60.6	27.4	19.2	160.9	716.9
Discoveries, additions and extensions	16.0	8.2	25.2	3.9	—	—	53.3
Purchase of reserves	1.3	21.1	—	—	—	—	22.4
Sale of reserves	(5.3)		—	—	—	(156.1)	(161.4)
Net revisions and transfers	(0.1)	18.7	7.6	0.1	—	—	26.3
2003 Production	(20.8)	(41.3)	(9.0)	(2.4)	—	(4.8)	(78.3)
Proved reserves at December 31, 2003	190.2	256.4	84.4	29.0	19.2	0.0	579.2
Discoveries, additions and extensions	17.3	29.8	13.0	13.9	—	—	74.0
Purchase of reserves	0.2	34.1	1.3	—	—	—	35.6
Sale of reserves	(2.6)	(3.3)	—	—	—	—	(5.9)
Net revisions and transfers	(2.2)	24.6	3.4	(0.7)	(7.8)	—	17.3
2004 Production	(19.9)	(44.6)	(13.0)	(5.0)	—	—	(82.5)
Proved Reserves at December 31, 2004	183.0	297.0	89.1	37.2	11.4	—	617.7
Discoveries, additions and extensions	12.6	43.9	12.7	8.6	(0.1)	—	77.7
Purchase of reserves	0.2	74.9	22.1	0.8	—	—	98.0
Sale of reserves	—	(0.9)	—	—	—	—	(0.9)
Net revisions and transfers	(2.8)	34.3	(1.3)	2.7	0.9	—	33.8
2005 Production	(19.6)	(48.4)	(12.9)	(5.6)	(3.7)	—	(90.2)
Proved reserves at December 31, 2005	173.4	400.8	109.7	43.7	8.5	—	736.1
Proved Developed
December 31, 2002	190.0	212.6	19.7	4.8	—	143.4	570.5
December 31, 2003	186.4	213.0	29.5	25.5	—	—	454.4
December 31, 2004	171.0	254.0	39.9	27.9	11.0	—	503.8
December 31, 2005	161.0	312.3	67.7	26.2	8.5	—	575.7
Natural Gas (bcf)
Total proved
Proved reserves at December 31, 2002	2,593.4	262.1	1,528.3	—	223.5	—	4,607.3
Discoveries, additions and extensions	351.5	1.0	107.0	—	—	—	459.5
Purchase of reserves	107.1	14.4	—	—	—	—	121.5
Sale of reserves	(14.3)	—	—	—	—	—	(14.3)
Net revisions and transfers	(77.0)	17.5	(20.6)	—	—	—	(80.1)
2003 Production	(315.8)	(39.9)	(42.7)	—	—	—	(398.4)
Proved reserves at December 31, 2003	2,644.9	255.1	1,572.0	—	223.5	—	4,695.5
Discoveries, additions and extensions	478.5	8.0	765.3	—	—	—	1,251.8
Purchase of reserves	22.8	0.1	—	—	—	—	22.9
Sale of reserves	(72.7)	(0.5)	—	—	—	—	(73.2)
Net revisions and transfers	(113.2)	(33.2)	(58.7)	—	(7.0)	—	(212.1)
2004 Production	(324.9)	(41.6)	(95.2)	—	—	—	(461.7)
Proved reserves at December 31, 2004	2,635.4	187.9	2,183.4	—	216.5	—	5,223.2
Discoveries, additions and extensions	361.0	24.0	129.1	—	—	—	514.1
Purchase of reserves	16.8	61.3	38.9	1.4	—	—	118.4
Sale of reserves	(1.2)	—	—	—	—	—	(1.2)
Net revisions and transfers	28.6	14.1	(3.4)	—	(1.3)	—	38.0
2005 Production	(333.8)	(38.5)	(103.6)	—	—	—	(475.9)
Proved reserves at December 31, 2005	2,706.8	248.8	2,244.4	1.4	215.2	—	5,416.6
Proved Developed
December 31, 2002	2,278.7	232.8	723.8	—	—	—	3,235.3
December 31, 2003	2,404.0	220.1	920.9	—	—	—	3,545.0
December 31, 2004	2,207.3	160.6	858.2	—	—	—	3,226.1
December 31, 2005	2,226.5	189.7	793.2	0.9	—	—	3,210.3

(1)          See oil and gas advisory.

(2)          North American net proved reserves exclude synthetic crude oil reserves: 2002 – 43.2 mmbls; 2003 – 42.3 mmbbls; 2004 – 41.2 mmbbls; and 2005 – 40.2 mmbbls.

(3)          North Sea for 2002 includes the UK and the Netherlands; for 2003 and 2004 the North Sea includes the UK, the Netherlands and Norway, but excludes Denmark.

(4)          Southeast Asia and Australia for 2002, 2003 and 2004 includes Indonesia and Malaysia/Vietnam, but excludes Australia.

(5)          North Africa for 2002, 2003 and 2004 includes Algeria, but excludes Tunisia.

Detailed Property Reviews

2005 LANDHOLDINGS

(thousand of acres)	Developed		Undeveloped		Total
Property	Gross	Net	Gross	Net	Gross	Net

Canada
Western Canada	2,307.7	1,121.0	4,145.8	2,735.6	6,453.5	3,856.6
Other Canada (1)	1,115.7	708.4	4,315.4	1,502.3	5,431.1	2,210.7
United States (2)	31.9	28.3	1,580.0	1,266.1	1,611.9	1,294.4
Total North America	3,455.3	1,857.7	10,041.2	5,504.0	13,496.5	7,361.7
North Sea
United Kingdom	314.6	186.9	2,247.0	1,169.5	2,561.6	1,356.4
Norway	148.1	75.7	3,849.2	1,520.3	3,997.3	1,596.1
Other Non-Operated (3)	355.5	93.7	1,504.6	733.9	1,860.1	827.6
Total North Sea	818.2	356.3	7,600.8	3,423.7	8,419.0	3,780.0
Southeast Asia and Australia
Indonesia	511.6	107.9	4,499.8	484.6	5,011.4	592.5
Malaysia and Vietnam	268.3	118.8	6,810.3	3,126.5	7,078.6	3,245.3
Papua New Guinea	—	—	858.2	325.1	858.2	325.1
Australia	9.2	3.6	488.9	140.9	498.1	144.6
Total Southeast Asia And Australia	789.1	230.3	12,657.2	4,077.1	13,446.3	4,307.4
North Africa
Algeria	76.8	5.2	—	—	76.8	5.2
Tunisia	3.9	0.2	804.7	79.5	808.6	79.6
Total North Africa	80.7	5.4	804.7	79.5	885.4	84.9
Trinidad and Tobago	23.5	5.9	299.8	130.1	323.3	136.0
Other International (4)	—	—	16,701.5	5,773.5	16,701.5	5,773.5
Total International	1,711.5	597.9	38,098.7	13,483.9	39,775.5	14,081.8
Total Worldwide	5,166.8	2,455.6	48,105.2	18,987.9	53,272.0	21,443.5
Synthetic Oil	13.5	2.3	474.7	84.3	488.2	86.6

(1)          “Other Canada includes Ontario and minor properties elsewhere in Canada, but excludes Scotian Slope offshore Eastern Canada, synthetic oil in Alberta and coal leases in British Columbia.

(2)          “United States” excludes Alaska.

(3)          “Other Non-Operated” includes the Netherlands, Germany and Denmark.

(4)          “Other International” Includes Alaska, Bahamas, Colombia, Gabon, Peru, Qatar, Romania and Scotian Slope.

2005 DRILLING

Year Ended	Exploration				Development				Total
December 31, 2005	Oil (1)	Gas (1)	Dry (2)	Total	Oil (1)	Gas (1)	Dry (2)	Total	Oil (1)	Gas (1)	Dry (2)	Total
North America
Canada
Gross	12.0	114.0	11.0	137.0	159.0	363.0	8.0	530.0	171.0	477.0	19.0	667.0
Net	8.3	72.8	7.7	88.8	66.7	216.7	6.0	289.4	75.0	289.5	13.7	378.2
United States (3)
Gross	—	18.0	—	18.0	—	—	—	—	—	18.0	—	18.0
Net	—	13.0	—	13.0	—	—	—	—	—	13.0	—	13.0
North Sea	—	—	—	—	—	—
United Kingdom
Gross	3.0	—	5.0	8.0	18.0	—	1.0	19.0	21.0	—	6.0	27.0
Net	2.3	—	2.5	4.8	6.8	—	1.0	7.8	9.1	—	3.5	12.6
Norway
Gross	—	—	1.0	1.0	5.0	—	—	5.0	5.0	—	1.0	6.0
Net	—	—	0.7	0.7	3.2	—	—	3.2	3.2	—	0.7	3.9
Other North Sea (4)
Gross	—	—	—	—	—	2.0	—	2.0	—	2.0	—	2.0
Net	—	—	—	—	—	0.2	—	0.2	—	0.2	—	0.2
Southeast Asia and Australia	—	—	—	—	—	—
Indonesia
Gross	—	—	2.0	2.0	—	—	—	—	—	—	2.0	2.0
Net	—	—	0.3	0.3	—	—	—	—	—	—	0.3	0.3
Malaysia/Vietnam
Gross	6.0	—	2.0	8.0	7.0	3.0	—	10.0	13.0	3.0	2.0	18.0
Net	2.9	—	1.2	4.1	3.6	1.2	—	4.8	6.5	1.2	1.2	8.9
North Africa	—	—	—	—	—	—
Algeria
Gross	—	—	—	—	9.0	—	—	9.0	9.0	—	—	9.0
Net	—	—	—	—	0.7	—	—	0.7	0.7	—	—	0.7
Tunisia
Gross	1.0	—	—	1.0	—	—	—	—	1.0	—	—	1.0
Net	0.1	—	—	0.1	—	—	—	—	0.1	—	—	0.1
Trinidad and Tobago
Gross	—	—	2.0	2.0	1.0	—	—	1.0	1.0	—	2.0	3.0
Net	—	—	0.6	0.6	0.3	—	—	0.3	0.3	—	0.6	0.9
Other International (5)
Gross	1.0	—	—	1.0	—	—	—	—	1.0	—	—	1.0
Net	0.3	—	—	0.3	—	—	—	—	0.3	—	—	0.3
Total
Gross	23.0	132.0	23.0	178.0	199.0	368.0	9.0	576.0	222.0	500.0	32.0	754.0
Net	13.9	85.8	13.0	112.7	81.3	218.1	7.0	306.4	95.2	303.9	20.0	419.1

Water injection, gas infection, water source and disposal wells are not included.

(1)          A productive oil well is an exploratory or development well that is not a dry hole.

(2)          A dry well (hole) is an exploratory or a development well found to be incapable of producing either oil or gas in sufficient quantities to justify completion as an oil or gas well.

(3)          “United States” excludes Alaska.

(4)          “Other North Sea” includes the Netherlands, Denmark and Germany.

(5)          “Other International” includes Peru.

FIVE YEAR DRILLING RESULTS

	2005	2004	2003	2002	2001
North America
Total oil wells	171	137	204	146	258
Total gas wells	495	444	378	223	241
Drilling success (%)	97	94	93	87	90

International
Total oil wells	51	57	51	55	131
Total gas wells	5	3	18	7	7
Drilling success (%)	81	77	90	77	83

PROPERTY REVIEW

All production volumes are shown before royalties.

Prior year statistics have been revised as necessary, such that all reported numbers are stated within the definitions used for 2005.

North America

Property		Average WI (%)	2005	2004	2003
Greater Arch
Production	Oil & Liquids (bbls/d)	87	7,741	7,386	9,169
	Natural Gas (mmcf/d)	79	138.5	158.7	183.2
	Total Production (boe/d)		30,828	33,835	39,704
Drilling	Number of Wells		77	94	83
Capital Expenditures	(C$ million)		168	176	148
Alberta Foothills
Production	Oil & Liquids (bbls/d)		207	227	169
	Natural Gas (mmcf/d)	80	147.1	151.0	129.8
	Total Production (boe/d)		24,728	25,400	21,800
Drilling	Number of Wells		24	31	32
Capital Expenditures	(C$ million)		197	180	163
Chauvin
Production	Oil & Liquids (bbls/d)	95	16,132	17,494	17,027
	Natural Gas (mmcf/d)	97	16.0	17.2	19.0
	Total Production (boe/d)		18,805	20,359	20,198
Drilling	Number of Wells		71	75	140
Capital Expenditures	(C$ million)		37	36	56
Ontario
Production	Oil & Liquids (bbls/d)	98	1,498	1,749	2,257
	Natural Gas (mmcf/d)	91	15.3	16.4	17.9
	Total Production (boe/d)		4,050	4,486	5,242
Drilling	Number of Wells		29	26	20
Capital Expenditures	(C$ million)		18	17	20
Monkman BC Foothills
Production	Natural Gas (mmcf/d)	69	103.6	70.5	86.5
	Total Production (boe/d)		17,269	11,758	14,422
Drilling	Number of Wells		5	5	5
Capital Expenditures	(C$ million)		143	97	51
Carlyle
Production	Oil & Liquids (bbls/d)	85	8,012	8,121	8,347
	Natural Gas (mmcf/d)	83	1.2	1.3	1.1
	Total Production (boe/d)		8,212	8,339	8,529
Drilling	Number of Wells		78	43	44
Capital Expenditures	(C$ million)		28	20	20
Edson Area (includes West Whitecourt, Bigstone/Wild River)
Production	Oil & Liquids (bbls/d)	98	4,992	4,389	4,027
	Natural Gas (mmcf/d)	90	234.8	208.4	197.8
	Total Production (boe/d)		44,121	39,118	37,001
Drilling	Number of Wells		229	183	128
Capital Expenditures	(C$ million)		512	417	278
Lac La Biche
Production	Natural Gas (mmcf/d)	83	36.5	40.7	49.2
	Total Production (boe/d)		6,092	6,780	8,208
Drilling	Number of Wells		35	18	24
Capital Expenditures	(C$ million)		14	8	12

Property		Average WI (%)	2005	2004	2003
Central Alberta (includes Acme)
Production	Oil & Liquids (bbls/d)	82	1,937	1,663	2,112
	Natural Gas (mmcf/d)	76	22.0	16.7	17.4
	Total Production (boe/d)		5,610	4,443	5,011
Drilling	Number of Wells		17	11	8
Capital Expenditures	(C$ million)		19	19	16
Southern Alberta Foothills
Production	Oil & Liquids (bbls/d)	84	2,914	2,684	2,422
	Natural Gas (mmcf/d)	95	20.0	21.8	10.9
	Total Production (boe/d)		6,239	6,325	4,242
Drilling	Number of Wells		15	17	17
Capital Expenditures	(C$ million)		71	76	67
Shaunavon
Production	Oil & Liquids (bbls/d)	84	3,628	3,647	3,701
	Natural Gas (mmcf/d)		0.3	0.0	0.0
	Total Production (boe/d)		3,686	3,647	3,701
Drilling	Number of Wells		7	7	39
Capital Expenditures	(C$ million)		7	5	18
Deep Basin
Production	Oil & Liquids (bbls/d)		1,508	2,081	1,736
	Natural Gas (mmcf/d)	81	44.9	60.8	50.9
	Total Production (boe/d)		8,998	12,210	10,216
Drilling	Number of Wells		64	75	60
Capital Expenditures	(C$ million)		125	130	91
United States Appalachia
Production	Natural Gas (mmcf/d)	95	104.7	89.1	59.9
	Total Production (boe/d)		17,453	14,846	9,984
Drilling	Number of Wells		18.0	21.0	6.0
Capital Expenditures	(C$ million)		96	125	58
Other Conventional
Production	Oil & Liquids (bbls/d)		5,042	4,952	5,962
	Natural Gas (mmcf/d)		29.8	32.5	40.1
	Total Production (boe/d)		9,967	10,363	12,614
Drilling	Number of Wells		16	14	18
Capital Expenditures	(C$ million)		174	146	111
Syncrude (bbls/d)	Synthetic oil (bbls/d)	1.25	2,693	2,999	2,649
Total Production	Oil & Liquids (bbls/d)		56,304	57,392	59,578
	Natural Gas (mmcf/d)		914.7	885.1	863.7
	(boe/d)		208,751	204,908	203,522
Total Capital Expenditures	(C$ million)		1,609	1,452	1,109

North Sea

Property		Average WI (%)	2005	2004	2003
Mid-North Sea Clyde Core Area		13 – 95%
Production	Oil & Liquids (bbls/d)		11,720	14,215	13,014
	Natural Gas (mmcf/d)		0.9	1.8	4.4
	Total Production (boe/d)		11,870	14,520	13,742
Drilling	Number of Wells		4	5	2
Capital Expenditures	(C$ million)		118	72	132
Buchan Core Area		94 – 99%
Production	Oil & Liquids (bbls/d)		9,828	8,814	8,526
	Natural Gas (mmcf/d)		0.3	0.4	0.4
	Total Production (boe/d)		9,879	8,873	8,598
Drilling	Number of Wells		1	2	2
Capital Expenditures	(C$ million)		428	105	55
Ross Core Area		54 – 69%
Production	Oil & Liquids (bbls/d)		16,168	20,674	22,437
	Natural Gas (mmcf/d)		4.3	6.5	7.0
	Total Production (boe/d)		16,882	21,755	23,601
Drilling	Number of Wells		1	2	3
Capital Expenditures	(C$ million)		27	12	125
Beatrice		100%
Production	Oil & Liquids (bbls/d)		3,724	4,270	5,603
Drilling	Number of Wells		—	—	—
Capital Expenditures	(C$ million)		6	2.0	4.0
Flotta Catchment Area		14 – 100%
Production	Oil & Liquids (bbls/d)
	Piper Core Area		12,510	11,642	11,862
	MacCulloch		3,209	5,243	6,045
	Claymore Core Area		20,506	21,499	18,692
	THP Core Area		6,605	7,471	6,706
	Galley		5,400	6,425
	Natural Gas (mmcf/d)
	MacCulloch and Piper		0.1	0.8	0.7
	THP and Galley		4.1
	Total Production (boe/d)		48,927	52,416	43,422
Drilling	Number of Wells		7	5	6
Capital Expenditures	(C$ million)		174	202	121
Paladin UK Properties Montrose/Arbroath Area		59%
Production	Oil & Liquids (bbls/d)		1,446	—	—
	Natural Gas (mmcf/d)		0.1	—	—
	Total Production (boe/d)		1,462	—	—
Drilling	Number of Wells		—	—	—
Capital Expenditures	(C$ million)		18	—	—
Other Paladin UK Properties		20 – 52%
Production	Oil & Liquids (bbls/d)		—	—	—
	Natural Gas (mmcf/d)		—	—	—
	Total Production (boe/d)		—	—	—
Drilling	Number of Wells		—	—	—
Capital Expenditures	(C$ million)		18
Non-Operated Brae		13 – 18%
Production	Oil & Liquids (bbls/d)		8,113	7,111	7,883
	Natural Gas (mmcf/d)		75.7	83.4	83.6
	Total Production (boe/d)		20,750	21,016	21,816
Drilling	Number of Wells		3	—	2
Capital Expenditures	(C$ million)		9	8	15

Property		Average WI (%)	2005	2004	2003
Norway Gyda Area		61%
Production	Oil & Liquids (bbls/d)		8,449	5,862	2,574
	Natural Gas (mmcf/d)		7.5	3.4	1.3
	Total Production (boe/d)		9,702	6,437	2,788
Drilling	Number of Wells		2	2
Capital Expenditures	(C$ million)		43	42	12
Varg Area		65 – 70%
Production	Oil & Liquids (bbls/d)		13,338	—	—
	Natural Gas (mmcf/d)		—	—	—
	Total Production (boe/d)		13,338	—	—
Drilling	Number of Wells		3	—	—
Capital Expenditures	(C$ million)		74	—	—
Other Norway (1)		1 – 70%
Production	Oil & Liquids (bbls/d)		3,909	—	—
	Natural Gas (mmcf/d)		1.5	—	—
	Total Production (boe/d)		4,151	—	—
Drilling	Number of Wells		1	—	—
Capital Expenditures	(C$ million)		57	—	—
Netherlands		2 – 20%
Production	Oil & Liquids (bbls/d)		9	65	132
	Natural Gas (mmcf/d)		19.7	16.0	9.8
	Total Production (boe/d)		3,284	2,728	1,764
Drilling	Number of Wells		2	—	2
Capital Expenditures	(C$ million)		17	3	4
Other		2 – 60%
Production	Oil & Liquids (bbls/d)		7,782	8,572	9,601
	Natural Gas (mmcf/d)		5.8	1.3	1.9
	Total Production (boe/d)		8,752	8,791	9,932
Drilling	Number of Wells		11	11	5
Capital Expenditures	(C$ million)		43	61	28
Total Production	Oil & Liquids (bbls/d)		132,716	121,863	113,075
	Natural Gas (mmcf/d)		120.0	113.7	109.1
	(boe/d)		152,722	140,806	131,258
Total Capital Expenditures	(C$ million)		1,032	507	496

(1)          Includes Denmark.

Southeast Asia and Australia

Property		Average WI (%)	2005	2004	2003
Indonesia		2 – 100%
Corridor		36 – 40%
Production	Oil & Liquids (bbls/d)
	Corridor Technical Assistance Contract	40%	1,962	2,464	3,368
	Corridor Production Sharing Contract	36%	2,324	2,637	2,543
	Natural Gas (mmcf/d)
	Corridor Production Sharing Contract	36%	168.1	133.0	105.3
	Total Production (boe/d)		32,309	27,271	23,453
Drilling	Number of Wells		—	5	1
Capital Expenditures	(C$ million)		47	13	20
Tanjung Raya		100%
Production	Oil & Liquids (bbls/d)		—	4,976	6,338
Drilling	Number of Wells		—	—	—
Capital Expenditures	(C$ million)		—	1	7
Ogan Komering		50%
Production	Oil & Liquids (bbls/d)		1,809	2,154	2,443
	Natural Gas (mmcf/d)		8.1	7.6	6.8
	Total Production (boe/d)		3,158	3,413	3,590
Drilling	Number of Wells		—	2	2
Capital Expenditures	(C$ million)		3	1	4
Offshore North West Java		2%
Production	Oil & Liquids (bbls/d)		82	—	—
	Natural Gas (mmcf/d)		0.8	—	—
	Total Production (boe/d)		218	—	—
Drilling	Number of Wells		—	—	—
Capital Expenditures	(C$ million)		—	—	—
South East Sumatra		7%
Production	Oil & Liquids (bbls/d)		547	—	—
	Natural Gas (mmcf/d)		0.0	—	—
	Total Production (boe/d)		547	—	—
Drilling	Number of Wells		1	—	—
Capital Expenditures	(C$ million)		2	—	—
Jambi		40%
Production	Oil & Liquids (bbls/d)		66	1,025	1,066
Drilling	Number of Wells		—	4	4
Capital Expenditures	(C$ million)		—	1	2
Malaysia/Vietnam		41 – 60%
Production	Oil & Liquids (bbls/d)
	PM-3 CAA	41%	21,528	22,388	8,672
	PM-305	60%	6,472	—	—
	Natural Gas (mmcf/d)
	PM-3 CAA	41%	106.8	119.4	5.0
	PM-305	60%	—	—	—
	Total Production (boe/d)		45,792	42,291	9,502
Drilling	Number of Wells		18	19	28
Capital Expenditures	(C$ million)		238	232	275

Property		Average WI (%)	2005	2004	2003
Australia		25 – 40%
Production	Oil & Liquids (bbls/d)		686	—	—
	Natural Gas (mmcf/d)		—	—	—
	Total Production (boe/d)		686	—	—
Drilling	Number of Wells		—	—	—
Capital Expenditures	(C$ million)		—
Other		25 – 48%
Drilling	Number of Wells		1	—	2
Capital Expenditures	(C$ million)		15	7	8
Total Production	Oil & Liquids (bbls/d)		35,476	35,644	24,430
	Natural Gas (mmcf/d)		283.8	260.0	117.1
	(boe/d)		82,775	78,976	43,949
Total Capital Expenditure	(C$ million)		305	255	316

North Africa

Property		Average WI (%)	2005	2004	2003
Algeria		35%
Production	Oil & Liquids (bbls/d)		15,261	13,537	6,594
Drilling	Number of Wells		9	3	12
Capital Expenditures	(C$ million)		26	8	34
Tunisia		5 – 10%
Production	Oil & Liquids (bbls/d)		116	—	—
Drilling	Number of Wells		1	—	—
Capital Expenditures	(C$ million)		1	—	—
Sudan
Production	Oil & Liquids (bbls/d)	0%	—	—	13,039
Drilling	Number of Wells		—	—	3
Capital Expenditures	(C$ million)		—	—	2.0

Other

Property		Average WI (%)	2005	2004	2003
Trinidad and Tobago		25 – 65%
Production	Oil & Liquids (bbls/d)		10,111
Drilling	Number of Wells		3	14	3
Capital Expenditures	(C$ million)		72	191	130

Exploration Areas

Property		Average WI (%)	2005	2004	2003
Alaska		100%
Drilling	Number of wells		—	1	—
Capital Expenditure	(C$ million)		49	63	25
Colombia		30 – 70%
Drilling	Number of wells		—	2	—
Capital Expenditure	(C$ million)		24	17	21
Other (1)
Drilling	Number of wells	25 – 100%	1	1	—
Capital Expenditure	(C$ million)		61	45	47

Other includes Peru, Qatar, Romania and Gabon in 2005.

Directors and Executives

BOARD OF DIRECTORS

Douglas D. Baldwin (2),(3),(4),(6)

Alberta, Canada
Chairman, Talisman Energy Inc.

James W. Buckee (2),(5)

Alberta, Canada

President and Chief

Executive Officer

Talisman Energy Inc.

William R. P. Dalton (7)

Arizona, United States

Corporate Director

Kevin S. Dunne (3),(5),(6)

British Virgin Islands

Corporate Director

Al L. Flood, C.M. (1),(4)

Ontario, Canada

Corporate Director

Dale G. Parker (1),(5)

British Columbia, Canada

Public Administration and Financial

Institution Advisor

Lawrence G. Tapp (3),(4)

British Columbia, Canada

Chairman, ATS Automation Tooling

Systems Inc.

Stella M. Thompson (2),(4),(5)

Alberta, Canada

Principal, Governance West Inc.

President, Stellar Energy Ltd.

Robert G. Welty (1),(3)

Alberta, Canada

Chairman and Director

Sterling Resources Ltd.

Charles R. Williamson (8)

California, United States

Corporate Director

Charles W. Wilson (1),(2),(6)

Colorado, United States

Corporate Director

EXECUTIVES

James W. Buckee

President and Chief

Executive Officer

Ronald J. Eckhardt

Executive Vice-President,

North American Operations

T. Nigel D. Hares

Executive Vice-President, Frontier

and International Operations

Joseph E. Horler

Executive Vice-President, Marketing

Michael D. McDonald

Executive Vice-President, Finance

and Chief Financial Officer

Robert M. Redgate

Executive Vice-President,

Corporate Services

M. Jacqueline Sheppard

Executive Vice-President, Corporate

and Legal, and Corporate Secretary

John ‘t Hart

Executive Vice-President, Exploration

(1)          Member of Audit Committee

(2)          Member of Executive Committee

(3)          Member of Governance and Nominating Committee

(4)          Member of Management Succession and Compensation Committee

(5)          Member of Pension Funds Committee

(6)          Member of Reserves Committee

(7)          Mr. Dalton was appointed to the Board of Directors in December 2005.

(8)          Mr. Williamson was appointed to the Board of Directors in March 2006.

Corporate Information

EXECUTIVE OFFICE

Talisman Energy Inc.

3400, 888 – Third Street S.W.

Calgary, Alberta, Canada T2P 5C5

Telephone: (403) 237-1234

Facsimile: (403) 237-1902

www.talisman-energy.com

E-mail: tlm@talisman-energy.com

SELECT FIELD OFFICES

Talisman Energy (UK) Limited

Talisman House

163 Holburn Street

Aberdeen, Scotland AB10 6BZ

United Kingdom

Telephone: 44 (1224) 352-500

Facsimile: 44 (1224) 353-400

Talisman (Asia) Limited

Setiabudi Atrium Office, Suite 410

Jl. H.R. Rasuna Said Kav. 62

Jakarta, Indonesia, 12920

Telephone: 62 (21) 521-0650

Facsimile: 62 (21) 521-0660

Talisman Malaysia Limited

Level 31, Menara Citibank

165 Jalan Ampang

50450 Kuala Lumpur, Malaysia

Telephone: (603) 2055 2888

Facsimile: (603) 2162 6972

Talisman Energy Norge A.S.

Verven 4

4 Etasje

Norway

Telephone: 47 5200-2000

Facsimile: 47 5200-1500

Goal Petroleum (Netherlands) B.V.

Atrium Bldg c/o Regus Centre

Strawinskylaan 3051

Amsterdam, The Netherlands 10077Zx

Telephone: 31 20301 2180

Facsimile: 31 20301 2317

Talisman (Trinidad) Petroleum Ltd.

9th Floor, PWC Building

22-24 Victoria Avenue

Port of Spain, Trinidad, West Indies

Telephone: (868) 625-1515

Facsimile: (868) 624-7999

Talisman Energy (Qatar) Inc.

Suite 2-1, Al Jaber Tower

Museum Street, Doha, Qatar

Telephone: (974) 435-1815

Facsimile: (974) 435-0980

Fortuna Energy Inc.

203 Colonial Drive, Suite 101

Horseheads, New York, USA 14845

Telephone: (607) 795-1040

Facsimile: (607) 795-1041

INVESTOR RELATIONS CONTACTS

M. Jacqueline Sheppard

Executive Vice President, Corporate

and Legal, and Corporate Secretary

(403) 237-1183

David W. Mann

Senior Manager, Corporate and

Investor Communications

(403) 237-1196

Christopher LeGallais

Senior Manager, Investor Relations

(403) 237-1957

Investor Information

COMMON SHARES

Transfer agent	Computershare Trust Company of Canada Calgary,
Toronto, Montreal, Vancouver
Co-transfer agent	Computershare Investor Services Inc.
Authorized	Unlimited number of common shares and unlimited
number of first and second preferred shares
Issued	366,261,315 common shares at December 31, 2005

STOCK EXCHANGE LISTINGS

Common Shares

Symbol	TLM
Canada	Toronto Stock Exchange
United States	New York Stock Exchange

PUBLIC DEBT

Trustee	Computershare Trust Company of Canada
7.125% (US$) unsecured debentures
7.25% (US$) unsecured debentures
8.06% unsecured medium term notes
5.80% unsecured medium term notes
4.44% unsecured medium term notes
(issued January 2006)

Trustee	JP Morgan Chase, London Branch
6.625% (£) unsecured notes

Trustee	Bank of Nova Scotia Trust Company
of New York
5.125% (US$) unsecured notes
5.75% (US$) unsecured notes
5.85% (US$) unsecured notes (issued January 2006)

Talisman’s public long-term debt is currently rated as:

DBRS – BBB (high)

Moody’s – Baa1 (under review for downgrade)

S&P – BBB+ (negative outlook)

PRIVATE DEBT

6.89% (US$) unsecured notes, Series B

6.68% (US$) unsecured notes

DIVIDENDS

In 2005, the Company paid dividends on Talisman’s common shares totaling $0.34 per share. The dividends were paid on June 30 and December 30, 2005. Talisman’s dividend policy is reviewed semiannually by the Board of Directors.

Over the last three-year period, Talisman paid the following semi-annual dividends on its common shares:

date	rate per common share (1)
30-Jun-03	$0.10
31-Dec-03	$0.13
30-Jun-04	$0.15
31-Dec-04	$0.15
30-Jun-05	$0.17
30-Dec-05	$0.17

(1)          On May 4, 2004, Talisman effected a three for one share split. The dividend rate per common share from June 30, 2003 to December 31, 2003 has been adjusted to reflect this share split.

ANNUAL MEETING

The annual meeting of shareholders of Talisman Energy Inc. will be held at 10:30 a.m. on Tuesday, May 9, 2006 in the Imperial Ballroom, Hyatt Regency Calgary Hotel, 700 Center Street S.E., Calgary, Alberta. Shareholders are encouraged to attend the meeting, but those who are unable to do so are requested to participate by voting, using one of the three available methods: (i) by telephone, (ii) by the Internet, or (iii) by signing and returning the form of proxy or voting instruction form mailed with the management proxy circular.

Market Information

		2005			2004			2003
COMMON SHARES (1)		TSX		NYSE	TSX		NYSE	TSX		NYSE
		(C$)		(US$)	(C$)		(US$)	(C$)		(US$)

Share price (dollars)	High	62.50		54.23	35.1		28.66	24.60		18.99
	Low	31.50		25.10	23.52		17.64	18.37		11.77
	Close	61.60		52.88	32.35		26.96	24.51		18.87
Shares traded (millions)	First quarter	99.4		35.9	86.2		23.4	114.9		30.3
	Second quarter	90.2		39.4	81.9		27.4	78.6		24.9
	Third quarter	92.7		41.9	81.3		19.2	71.4		23.7
	Fourth quarter	100.1		51.2	99.9		20.7	79.8		25.8
	Year	382.4		168.4	349.3		90.7	344.7		104.7
Year end shares outstanding (millions)			366			375			384
Weighted average shares outstanding (millions)			368			383			386
Year end stock options outstanding (millions)			21.5			20.8			23.6

(1)          Talisman split its common shares on a 3:1 basis in May, 2004. All of the historical share numbers have been restated for comparability.

ADVISORY

Non-GAAP Financial Measures

Included in this Annual Report Financial Review are references to cash flow, a financial measure commonly used in the oil and gas industry. This term is not defined by Generally Accepted Accounting Principles (GAAP) in either Canada or the US. Consequently it is referred to as a non-GAAP measure. Cash flow, as commonly used in the oil and gas industry, represents net income before exploration costs, DD&A, future taxes and other non-cash expenses. Cash flow is used by the Company to assess operating results between years and with peer companies using different accounting policies. Cash flow should not be considered an alternative to, or more meaningful than, cash provided by operating, investing and financing activities or net income as determined in accordance with Canadian GAAP as an indicator of the Company’s performance or liquidity. A reconciliation of cash provided by operating activities to cash flow follows.

Year ended December 31 ($ millions)	2005	2004
		(restated)
Cash provided by operating activities	4,871	3,119
Changes in non-cash working capital	(199)	(203)
Cash flow	4,672	2,916

ADVISORY

Reserves Data and other Oil and Gas Information

Please see the advisory contained in the MD&A on page 24 of this Annual Report Financial Review.

Abbreviations and Definitions

API	American Petroleum Institute
bbls	barrels
bbls/d	barrels per day
bcf	billion cubic feet
boe	barrels of oil equivalent
boe/d	barrels of oil equivalent per day
CAGR	Compound Annual Growth Rate
C$	Canadian dollars
DBRS	Dominion Bond Rating Service
FPSO	Floating Production, Storage and Offloading Vessel
LIBOR	London Interbank Offered Rate
LNG	liquid natural gas
mboe	thousand barrels of oil equivalent
mcf	thousand cubic feet
mcf/d	thousand cubic feet per day
mmbbls	million barrels
mmbbls/d	million barrels per day
mmboe	million barrels of oil equivalent
mmbtu	million British thermal units
mmcf	million cubic feet
mmcf/d	million cubic feet per day
Moody’s	Moody’s Investor Service
NYMEX	New York Mercantile Exchange
NYSE	New York Stock Exchange
OECD	Organization for Economic Cooperation and Development
OPEC	Organization of Petroleum Exporting Countries
PRT	Petroleoum Revenue Tax
PSC	Production Sharing Contract
S&P	Standard & Poor’s Ratings Group
tcf	trillion cubic feet
TSX	Toronto Stock Exchange
UK	United Kingdom
US	United States of America
US$	United States dollar
WTI	West Texas Intermediate
£	Pound sterling

Natural gas is converted to oil equivalent at the ratio of six mcf to one boe. Boes may be misleading, particularly if used in isolation. A boe conversion ratio of 6 mcf:1 bbl is based on an energy equivalence conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

“Gross acres” means the total number of acres in which Talisman has a working interest. “Net acres” means the sum of the fractional working interests owned in gross acres expressed as whole numbers and fractions thereof.

“Gross production” means Talisman’s interest in production volumes (through working interests, royalty interests and net profits interests) before the deduction of royalties. “Net production” means Talisman’s interest in production volumes after deduction of royalties payable by Talisman.

“Gross wells” means the total number of wells in which the Company has a working interest. “Net wells” means the sum of the fractional working interest owned in gross wells expressed as whole numbers and fractions thereof.

Conversion and Equivalency Factors

Imperial		Metric

1 ton	=	0.907 tonnes
1 acre	=	0.40 hectares
1 barrel	=	0.159 cubic metres
1 cubic foot	=	0.0282 cubic metres

designed and produced by smith + associates

Please recycle.

Talisman has published a separate Annual Report Summary, Corporate Responsibility Report and Corporate Responsibility Summary. These reports are available by contacting the Company and can also be viewed on its website.

3400, 888 - Third Street S.W.

Calgary, Alberta, Canada T2P 5C5

Telephone: (403) 237-1234

Facsimile: (403) 237-1902

tlm@talisman-energy.com

www.talisman-energy.com